As filed with the Securities and Exchange Commission on March  14 , 2014
Registration No. 333-193643
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 2 to Form S-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
TECUMSEH PRODUCTS COMPANY
(Exact name of registrant as specified in its charter)

Michigan	3585	38-1093240
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
5683 Hines Drive
Ann Arbor, Michigan 48108
(734) 585-9500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
James J. Connor
President, Chief Executive Officer and Secretary
Tecumseh Products Company
5683 Hines Drive
Ann Arbor, Michigan 48108
(734) 585-9500

Copy to:	Copy to:
Patrick T. Duerr Honigman Miller Schwartz and Cohn LLP 2290 First National Building 660 Woodward Ave. Detroit, Michigan 48226-3506 (313) 465-7362 Fax: (313) 465-7363	Robert J. Krueger Honigman Miller Schwartz and Cohn LLP 2290 First National Building 660 Woodward Ave. Detroit, Michigan 48226-3506 (313) 465-7452 Fax: (313) 465-7453
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective and the shareholder approvals described in the enclosed proxy statement/prospectus are obtained. The Common Shares being offered are expected to be listed to trade on the Nasdaq Global Market, under the trading symbol, “TECU.”
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐	Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

CALCULATION OF REGISTRATION FEE

	Amount to be	Amount to be	Proposed Maximum	Proposed Maximum
	Registered in	Registered in	Offering Price per	Offering Price per		Amount of
Title of each	Respect of Class A	Respect of Class B	Share (Class A	Share (Class B	Proposed Maximum	Registration
class of Securities to be Registered	Common Shares (1)	Common Shares (1)	Common Shares) (2)	Common Shares) (3)	Aggregate Offering Price (4)	Fee (5)
Common Shares	13,401,938 shares	5,077,746 shares	$8.785	$8.61	$161,455,418.39	$20,795.46

(1)
This Registration Statement relates to the Common Shares, no par value, of the registrant (“Common Shares”) to be issued in the recapitalization described herein to the holders, immediately before the recapitalization, of the registrant’s Class A Common Stock, $1.00 par value, and Class B Common Stock, $1.00 par value, based on the 13,401,938 shares of Class A Common Stock and 5,077,746 shares of Class B Common Stock outstanding at the close of business on March 5, 2014. In the recapitalization, each share of Class A Common Stock will be reclassified and converted into one Common Share and each share of Class B Common Stock will be reclassified and converted into one Common Share.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f)(1) and 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low prices of the Class A Common Stock on January 27, 2014.

(3)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f)(1) and 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low prices of the Class B Common Stock on January 27, 2014.

(4)
Estimated solely for purposes of calculating the registration fee pursuant to Rules 457(f)(1) under the Securities Act, based on the sum of: (A) the product of the estimated maximum number of Common Shares to be registered in the recapitalization in respect of shares of Class A Common Stock multiplied by the proposed maximum offering price per share calculated as described in (2) above; plus (B) the product of the estimated maximum number of Common Shares to be registered in the recapitalization in respect of shares of Class B Common Stock multiplied by the proposed maximum offering price per share calculated as described in (3) above.

(5)	Calculated by multiplying 0.0001288 by the proposed maximum aggregate offering price. Paid with the original filing.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.
PRELIMINARY PROXY STATEMENT/PROSPECTUS
SUBJECT TO COMPLETION, DATED MARCH  14 , 2014
PROXY STATEMENT FOR TECUMSEH PRODUCTS COMPANY
ANNUAL MEETING OF SHAREHOLDERS TO BE HELD APRIL 30, 2014
PROSPECTUS FOR TECUMSEH PRODUCTS COMPANY
18,479,684 COMMON SHARES

The transactions described in this proxy statement/prospectus involve risks. See “Risk Factors,” beginning on page 14.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Our Class A Common Stock and Class B Common Stock are both currently listed and traded on the Nasdaq Global Market. We anticipate that, following the recapitalization described in this proxy statement/prospectus, the Common Shares will be listed on the Nasdaq Global Market and that the Common Shares will be traded under the symbol, “TECU.”
Ann Arbor, Michigan
March 19, 2014
Dear Shareholder:
We cordially invite you to attend our 2014 annual meeting of shareholders on April 30, 2014 at the Sheraton Hotel in Ann Arbor, Michigan.
In addition to the election of directors and other matters customarily addressed at the annual meeting, all record holders of Class A Common Stock and Class B Common Stock are being asked to approve a recapitalization by means of an amendment to our articles of incorporation, whereby each share of Class A Common Stock will be reclassified and converted into one Common Share and each share of Class B Common Stock will be reclassified and converted into one Common Share. If the recapitalization proposed is approved, we will no longer have authorized Class A Common Stock or Class B Common Stock. The Common Shares will be our only authorized capital stock. The recapitalization will align shareholders’ economic and voting interests and result in us having a single class of stock with one vote per share, giving all shareholders voting rights in future elections of directors.
Class B Shareholders are also being asked to approve the Tecumseh Products Company 2014 Omnibus Incentive Plan, including the material terms of the performance goals used under the 2014 Omnibus Incentive Plan.
Both Class A and Class B shareholders will vote at the meeting, separately as a class, on the recapitalization proposal. Only Class B shareholders will vote at the meeting on the other matters. However, all shareholders are welcome to attend. Starting today, we are sending the enclosed proxy statement/prospectus and separate Class A and Class B forms of proxy to all our shareholders.
Your vote is very important. Even if you plan to attend in person, please complete and mail the enclosed proxy card, or vote by telephone or on the Internet, at your earliest convenience.
Thank you.
Sincerely,

/s/ James J. Connor
President, Chief Executive Officer and Secretary
5683 Hines Drive
Ann Arbor, Michigan 48108
This proxy statement/prospectus is dated March __, 2014, and it and the enclosed proxy card(s) are first being mailed to shareholders on or about March 19, 2014.

PRELIMINARY PROXY STATEMENT/PROSPECTUS SUBJECT TO
COMPLETION, DATED MARCH  14 , 2014
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
The annual meeting of the shareholders of Tecumseh Products Company will be held at the Sheraton Hotel, Petite Salon, 3200 Boardwalk, Ann Arbor, Michigan 48108, at 9:00 a.m. Eastern Time, on Wednesday, April 30, 2014, or at any adjournment or postponement of the annual meeting, for the following purposes:
For holders of Class B Common Stock:

•	To elect our directors.

•	To ratify the appointment of the accounting firm of Grant Thornton LLP as our independent accountant for the current year.

•	To approve (on an advisory basis) the compensation of our named executive officers.

•	To approve the Tecumseh Products Company 2014 Omnibus Incentive Plan, including the material terms of the performance goals used under the 2014 Omnibus Incentive Plan.

•	To consider any other matters properly presented at the meeting or any adjournment or postponement thereof.
For holders of Class A Common Stock and Class B Common Stock:

•
To approve the recapitalization proposal, providing for an amendment to our articles of incorporation in order to reclassify and convert (i) each nonvoting share of Class A Common Stock into one Common Share, each entitled to one vote per share, and (ii) each share of voting Class B Common Stock into one Common Share, each entitled to one vote per share.

All shareholders are welcome to attend the meeting, but only those who held Class A shares or Class B shares of record at the close of business on March 5, 2014, the record date for the annual meeting, and who are not disqualified from voting their Class B shares pursuant to the Class A Protection Provision in our Articles of Incorporation, are entitled to notice of, and to vote at, the annual meeting and any adjournment or postponement of the annual meeting. Starting today, we are sending the enclosed proxy statement/prospectus and separate Class A and Class B forms of proxy to all our shareholders.
If you are a Class A or Class B shareholder, you will find enclosed a form of proxy solicited by our Board of directors (one form of proxy for each class of shares you own). If you are a holder of both Class A Common Stock AND Class B Common Stock, please be sure to vote both your Class A Common Stock and your Class B Common Stock by either (i) completing and returning BOTH of the enclosed proxy cards or (ii) voting BOTH your Class A Common Stock and your Class B Common Stock by telephone or over the Internet. Whether or not you plan to attend the meeting, please take the time to vote by completing and mailing the enclosed proxy or by voting by telephone or on the Internet. Even if you sign a proxy or vote by telephone or on the Internet, you may still attend the meeting and vote in person. You may revoke your proxy at any time before the voting begins.
Your vote is very important.
Thank you.
TECUMSEH PRODUCTS COMPANY
James J. Connor
President, Chief Executive Officer and Secretary
March 19, 2014
5683 Hines Drive

Ann Arbor, Michigan 48108

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on April 30, 2014: Our 2014 proxy statement/prospectus and annual report to shareholders for the year ended December 31, 2013 are available free of charge at http://www.edocumentview.com/TECU.
The accompanying proxy statement/prospectus incorporates important business and financial information about Tecumseh Products Company that is not included in or delivered with this document. Shareholders may obtain documents incorporated by reference in this document, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, free of charge by requesting them orally or in writing from us at the following address and telephone number:
Tecumseh Products Company, 5683 Hines Drive, Ann Arbor, Michigan 48108, Attn: Janice Stipp, Executive Vice President, Chief Financial Officer and Treasurer, Telephone: (734) 585-9507.

For more information on documents incorporated by reference into this proxy statement/prospectus, see “Where You Can Find More Information,” beginning on page 94. If you would like to request documents from us, please do so by April 23, 2014 to receive them before the annual meeting.

In this proxy statement/prospectus, the terms “Tecumseh,” the “Company,” “we,” “our” and “us” refer to Tecumseh Products Company and its consolidated subsidiaries unless the context suggests otherwise. The term “you” refers to a holder of Class A Common Stock and/or Class B Common Stock. The term “annual meeting” refers to the 2014 annual meeting of shareholders to be held on April 30, 2014 at 9:00 a.m., local time and any adjournments or postponements thereof.
You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus to vote on the matters presented to you for your approval. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated the date shown on the first page. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing of the proxy statement/prospectus nor the issuance of Common Shares in the recapitalization is intended to create any implication to the contrary.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
The following information should be read in connection with the information contained in the financial statements and related notes, management’s discussion and analysis of financial condition and results of operations, the cautionary statements and risk factors incorporated by reference into this proxy statement/prospectus.
This proxy statement/prospectus may contain or incorporate by reference forward-looking statements within the meaning of the Private Securities Litigation Reform Act that are subject to the safe harbor provisions created by that Act. In addition, forward-looking statements may be made orally in the future by or on behalf of us. In some cases you can identify forward-looking statements by the use of terms such as “expects,” “should,” “may,” “believes,” “anticipates,” “will” and other future tense and forward-looking terminology, or by the fact that they appear under the caption “Outlook” or a similar caption. Our forward-looking statements may include statements regarding the period following completion of the recapitalization or relating to our future performance, including our anticipated operating results and liquidity sources and requirements, our business strategies and goals, and the effect of laws, rules, regulations, new accounting pronouncements and outstanding litigation, on our business, operating results, and financial condition.
Readers are cautioned that actual results may differ materially from those projected as a result of certain risks and uncertainties, including, but not limited to the risks and uncertainties relating to the recapitalization proposal described in the section of this proxy statement/prospectus entitled “RISK FACTORS” and elsewhere in this proxy statement/prospectus, as well as i) our history of losses and our ability to maintain adequate liquidity in total and within each foreign operation; ii) our ability to develop successful new products in a timely manner; iii) the success of our ongoing effort to improve productivity and restructure to reduce costs and bring them in line with projected production levels and product mix; iv) the extent of any business disruption that may result from the restructuring and realignment of our manufacturing operations and personnel or system implementations, the ultimate cost of those initiatives and the amount of savings actually realized; v) loss of, or substantial decline in, sales to any of our key customers; vi) current and future global or regional political and economic conditions, including housing starts, and the condition of credit markets, which may magnify other risk factors; vii) increased or unexpected warranty claims; viii) actions of competitors in markets with intense competition; ix) financial market changes, including fluctuations in foreign currency exchange rates and interest rates; x) the ultimate cost of defending and resolving legal and environmental matters, including any liabilities resulting from the regulatory antitrust investigations commenced by the United States Department of Justice Antitrust Division and the Secretariat of Economic Law of the Ministry of Justice of Brazil, both of which could preclude commercialization of products or adversely affect profitability and/or civil litigation related to such investigations; xi) local governmental, environmental, trade and energy regulations; xii) availability and volatility in the cost of materials, particularly commodities, including steel, copper and aluminum, whose cost can be subject to significant variation; xiii) significant supply interruptions or cost increases; xiv) loss of key employees; xv) the extent of any business disruption caused by work stoppages initiated by organized labor unions; xvi) risks relating to our information technology systems; xvii)impact of future changes in accounting rules and requirements on our financial statements; xviii) default on covenants of financing arrangements and the availability and terms of future financing arrangements; xix) reduction or elimination of credit insurance; xx) potential political and economic adversities that could adversely affect anticipated sales and production; xxi) in India, potential military conflict with neighboring countries that could adversely affect anticipated sales and production; xxii) weather conditions affecting demand for replacement products; and xxiii) the effect of terrorist activity and armed conflict.
These forward-looking statements are made only as of the date of the applicable document in which they are made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise. We advise you, however, to consult any further disclosures we make on related subjects in reports to the Securities and Exchange Commission.

i

TABLE OF CONTENTS
Page
Annex B – Fairness Opinion	B-1
Annex C – Tecumseh Products Company 2014 Omnibus Incentive Plan	C-1

SUMMARY

This summary highlights selected information contained in this document, but may not include all of the information that you, as a shareholder, would like to know. To fully understand the recapitalization proposal, the election of directors and the other matters submitted for shareholder consideration and for a more complete description of the legal terms of the recapitalization, you should carefully read this entire document and the other documents that are referred to in this document. See “Where You Can Find More Information,” beginning on page 94.

Tecumseh Products Company
Tecumseh Products Company is a global manufacturer of hermetically sealed compressors for residential and specialty air conditioning, household refrigerators and freezers and commercial refrigeration applications.
Our products include air conditioning and refrigeration compressors, as well as condensing units, heat pumps and complete refrigeration systems. Products range from fractional horsepower reciprocating compressors used in small refrigerators and dehumidifiers to large reciprocating, rotary and scroll compressors used in commercial air conditioning and refrigeration systems. We sell compressors for three primary applications: (i) commercial refrigeration, including walk-in coolers and freezers, ice makers, dehumidifiers, water coolers, food service equipment and refrigerated display cases and vending machines; (ii) household refrigerators and freezers; and (iii) residential and specialty air conditioning and heat pumps, including window air conditioners, packaged terminal air conditioners and recreational vehicle and mobile air conditioners. Tecumseh’s products are sold to original equipment manufacturers and authorized wholesale distributors.
Tecumseh is a Michigan corporation organized in 1934. Our principal executive offices are located at 5683 Hines Drive, Ann Arbor, Michigan 48108, Telephone: (734) 585-9500. Our website is http://www.tecumseh.com. We are not including information contained on or available through our web site as part of, or incorporating that information by reference into, this proxy statement/prospectus.

For additional information about Tecumseh and our business, see “Where You Can Find More Information,” beginning on page 94.
Election of Directors
At the annual meeting, holders of Class B Common Stock will elect six directors to serve until the 2015 annual meeting of shareholders or until their respective successors are elected and qualified. In 2013, our Board of Directors explored the expansion of our Board and two of our larger Class B shareholders requested that we add two additional independent directors. Based on our Governance and Nominating Committee’s recommendation after conducting its search process, the Board expanded its size and added two additional independent directors to our Board during 2013.
In selecting its nominees for the election of directors, the Board sought candidates with manufacturing expertise, experience with public company regulatory and compliance matters, business transformation experience and/or financial backgrounds. Based on the Governance and Nominating Committee’s recommendation, the Board has nominated the individuals identified in the section entitled “Proposal No. 1 – Election of Directors – Our Nominees” as nominees for election at this year’s annual meeting. See “Proposal No. 1 – Election of Directors –Qualifications of Directors and Nominees” for a description of the qualifications of our nominees. From the persons duly nominated, directors will be elected by plurality vote of the holders of Class B Common Stock, present or represented at the meeting and entitled to vote.

The Recapitalization Proposal
Our Board has proposed a recapitalization pursuant to which the two existing classes of common stock would be reclassified and converted into a single class of voting Common Shares, entitled to one vote per share. If approved, each nonvoting share of Class A Common Stock will be reclassified and converted into one Common Share and each share of voting Class B Common Stock will be reclassified and converted to one Common Share. After the recapitalization, the Common Shares will be the only class of authorized stock, and there will no longer be any Class A Common Stock or Class B Common Stock authorized or outstanding. Approval of the recapitalization proposal requires the affirmative vote of holders of a majority of the outstanding shares of Class A Common Stock and a majority of the outstanding shares of Class B Common Stock entitled to vote, in each case voting separately as a class. Throughout this proxy statement/prospectus, the matters described above are referred to as the “recapitalization proposal,” the “proposed recapitalization” or the “recapitalization.”
Other Matters Submitted for Shareholder Consideration
In addition to the recapitalization proposal and the election of directors, holders of record of Class B Common Stock will be asked to: (i) ratify the appointment of the accounting firm of Grant Thornton LLP as our independent accountant for the current year, (ii) approve (on an advisory basis) the compensation of our named executive officers, (iii) approve the Tecumseh Products Company 2014 Omnibus Incentive Plan, including the material terms of the performance goals used under the 2014 Omnibus Incentive Plan, reserving up to 1,800,000 shares for the award of stock options, stock appreciation rights, restricted stock, restricted stock units, performance units, performance shares and other stock and stock unit awards, and (iv) consider any other matters properly presented at the annual meeting or any adjournment or postponement of the annual meeting.
Vote of Directors and Officers as Shareholders
Our directors and officers together beneficially owned, as of the record date for the meeting, less than 1% of the outstanding shares of Class A Common Stock and approximately 1.3% of the outstanding shares of Class B Common Stock. We expect that each of our directors and officers will vote in favor of the recapitalization proposal, our nominees for election to the Board, ratification of the appointment of Grant Thornton LLP as our independent accountant, approval (on an advisory basis) of the compensation of our named executive officers, and approval of the Tecumseh Products Company 2014 Omnibus Incentive Plan.
Dissenters’ Rights
Neither holders of Class A Common Stock nor holders of Class B Common Stock have the right to dissent and receive payment for their shares (sometimes referred to as appraisal rights) under Michigan law in connection with the recapitalization proposal.
Voting Rights
The shares of Class B Common Stock have full voting rights, subject to the Class A Protection Provision in our Articles of Incorporation, but the shares of Class A Common Stock have no voting rights except with respect to certain limited matters. After the recapitalization, our only authorized and outstanding stock will be Common Shares, with each share entitled to one vote. We will not have any outstanding or authorized shares of Class A Common Stock or Class B Common Stock. This change will make each shareholder’s voting rights proportional to that shareholder’s equity interest. After the recapitalization, the Common Shares held by current holders of Class B Common Stock would represent only 27.5% of the voting power.

United States Federal Income Tax Consequences

We have received an opinion of our tax counsel, Honigman Miller Schwartz and Cohn LLP, dated January 29, 2014, to the effect that the recapitalization will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Accordingly, it will not result in the recognition of any income, gain or loss for United States federal income tax purposes. You should read “United States Federal Income Tax Consequences of the Recapitalization,” beginning on page 49 for a more complete discussion of the federal income tax consequences of the recapitalization. You should also consult your own tax advisor with respect to other tax consequences of the recapitalization or any special circumstances that may affect the tax treatment for you in the recapitalization.

Reasons for the Recapitalization
We have proposed the recapitalization for a number of reasons, including:

•
Closer Alignment of Economic Interests and Voting Rights. Currently, the holders of Class B Common Stock control 100% of the voting power yet represent less than 30% of the economic interest in the company. If the two classes of shares are combined, all of the holders of the newly designated Common Shares will have voting rights that are directly proportional to their economic interests.

•
Increased Liquidity. We believe that the recapitalization will result in greater trading volume for the Common Shares than the historical separate trading volume of either of our existing two classes. We believe this increased liquidity will make it easier for investors to buy and sell our shares if we wish to attract new investors. We believe the Class B Common Stock has often traded at a historic discount to our Class A Common Stock as a result of the lack of liquidity for the shares. The recapitalization may eliminate the discounted price associated with the Class B Common Stock.

•
Elimination of Confusion Among Investors. The proposed recapitalization will result in a simplified single class, one share/one vote capital structure that will be consistent with the capital structure of the vast majority of publicly-traded American corporations, which we believe will eliminate confusion about our capital structure among investors.

•
Creation of a More Attractive Financing Vehicle. We believe, based on discussions with current and former financial advisors, the change to a single, more liquid class of common shares and the elimination of the historical disparity in trading prices and voting rights of the two existing classes of common stock will make our common shares more attractive to investors if we ever determine to raise capital by issuing our common shares.

•
Elimination of Class A Protection Provision as Impediment to Sale. The Class A Protection Provision in our articles of incorporation protects Class A shareholders because it generally requires a person who acquires more than 10% of the Class B Common Stock to make a tender offer for Class A Common Stock on specified terms. As a result of the recapitalization and proposed amendment to our articles of incorporation, the Class A Protection Provision will be eliminated if the proposed recapitalization is approved and consummated.

•
Improved Corporate Governance and Increased Acceptance by Institutional Investors. We believe the recapitalization is consistent with corporate governance best practices and will result in Tecumseh’s increased acceptance by institutional investors. This could lead to further improvements in stock liquidity.

See “Reasons for the Proposed Recapitalization,” beginning on page 36.

Determination of the Exchange Ratio
Our objective was to structure a recapitalization that is fair and advisable to, and in the best interests of, the company’s shareholders. After reviewing the automatic conversion provisions of our existing articles of incorporation, which provide for a share-for-share conversion, we structured the proposed recapitalization based on exchange ratios of one Common Share for each share of Class B Common Stock and one Common Share for each share of Class A Common Stock. After carefully considering all the information available to us and consulting with our legal and financial advisors, we concluded that this proposed recapitalization is fair and advisable to, and in the best interests of, the company and all of its shareholders.
Risk Factors
We caution you, however, that the proposed recapitalization is not without risks or costs. The recapitalization may not enhance value for all shareholders or improve the liquidity and marketability of our stock, particularly in the short term. The recapitalization may result in a reduction in the market value of shares held by the current holders of Class A Common Stock in particular, or even of shares held by the current holders of Class B Common Stock. It is possible that combining our two classes of common stock may in the long-term produce no benefit to our shareholders or may produce a benefit to the current holders of one class of stock at the expense of current holders of the other class.
If the recapitalization is consummated, current holders of Class B Common Stock will be subject to dilution of their voting power and, therefore, will control a lower percentage of our voting shares and will have their voting rights diluted. After the recapitalization, the Common Shares held by current holders of Class B Common Stock would represent only 27.5% of the voting power.
In addition, consummation of the recapitalization may lead to a third-party acquiring control of Tecumseh.

See “Risk Factors,” beginning on page 14.
Recommendation to Shareholders

•	The Board recommends that holders of Class B Common Stock vote “FOR” the election of all of our nominees on the enclosed proxy card.

•	The Board recommends that holders of Class A Common Stock and holders of Class B Common Stock vote “FOR” approval of the recapitalization proposal.

•
The Board recommends that holders of Class B Common Stock vote “FOR” the ratification of the appointment of the accounting firm of Grant Thornton LLP as our independent accountant for the current year.

•	The Board recommends that holders of Class B Common Stock vote “FOR” the approval (on an advisory basis) of the compensation of our named executive officers.

•	The Board recommends that holders of Class B Common Stock vote “FOR” the approval of the Tecumseh Products Company 2014 Omnibus Incentive Plan.

Conditions to the Recapitalization
Shareholder approval is a condition to completion of the recapitalization. The following are additional conditions to the recapitalization:

•	Common Shares must be approved for listing on the Nasdaq Global Market; and

•	there must be an absence of any law or injunction (or other similar restraint) preventing the recapitalization.
Opinions of Financial Advisor
The Board, in deciding to approve the recapitalization and recommend that shareholders approve the recapitalization, considered and relied upon the opinion of Stout Risius Ross, Inc., our financial advisor, that, as of the date of their opinion, the exchange ratios of the proposed recapitalization of (i) one new Common Share issued to holders of Class B Common Stock for each share of Class B Common Stock outstanding and (ii) one new Common Share issued to holders of Class A Common Stock for each share of Class A Common Stock outstanding were fair, from a financial point of view, to the holders of Class A Common Stock and the holders of Class B Common Stock on a per-share basis.
Stout Risius Ross, Inc.’s opinion was rendered to Tecumseh Products Company's Board of Directors. The full text of the written opinion of Stout Risius Ross, Inc., which is dated January 28, 2014, and which sets forth the assumptions made, limitations in scope, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is set forth in Annex B to this proxy statement/prospectus. The opinion of Stout Risius Ross, Inc. was provided for the information and assistance of the Board in connection with their evaluation of the recapitalization and does not constitute a recommendation as to how any holder of Class A Common Stock or Class B Common Stock should vote with respect to the recapitalization proposal. We urge you to read the opinion in its entirety.

Please see “Stout Risius Ross, Inc. Opinion,” beginning on page 38 for more information.
Interests of Certain Persons in the Recapitalization
According to the Schedule 13D amendment that Todd W. Herrick filed on July 2, 2013, Todd W. Herrick, the Herrick Foundation and Herrick family trusts own approximately 33% of the outstanding shares of Class B Common Stock, and Kent B. Herrick, a former Tecumseh officer and a former Tecumseh director, is a director and paid employee of the Herrick Foundation and a beneficiary of the Herrick family trusts. The proposed recapitalization will substantially reduce the combined voting power of the Herrick Foundation and its affiliates, bringing it into alignment with their economic interests in the company. As a result of their significant voting interests, Todd W. Herrick, Kent B. Herrick, the Herrick Foundation, and the Herrick family trusts may have interests in the recapitalization that may be different from, or in addition to, the interests of holders of Class A Common Stock and other holders of Class B Common Stock.

Please see “Interests of Certain Persons in the Recapitalization,” beginning on page 48.
Regulatory Matters
A shareholder who owns Class A Common Stock that in the recapitalization will be converted into Common Shares valued at $70.9 million or more may have a pre-merger notification filing obligation under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, unless the shareholder qualifies for an exemption to the filing requirements under the act.

A shareholder who will beneficially own 5% or more of the outstanding Common Shares after the recapitalization may be required to file a report or an amended report under Section 13(d) or 13(g) of the Securities Exchange Act of 1934.
A shareholder who will beneficially own 10% or more of the outstanding Common Shares after the recapitalization may be required to file a report or an amended report under Section 16(a) of the Securities Exchange Act of 1934 and may be subject to liability for short-swing profits under Section 16(b) of that act.
Shareholders who believe they may be subject to any of these requirements should consult with their own counsel for further information.
Accounting Treatment
Immediately following the completion of the recapitalization, each outstanding share of Class A Common Stock will be reclassified and converted into one Common Share and each outstanding share of Class B Common Stock will be reclassified and converted into one Common Share. There will be no change to the overall amount of shareholders’ equity. In accordance with Michigan law, the new Common Shares will have no par value.
The number of common shares outstanding after the recapitalization will not change from the total number of shares outstanding before the recapitalization. Therefore, the weighted average shares outstanding used in the calculation of basic and fully diluted earnings per share, the book value per share, and basic and fully diluted earnings per share will not be affected.
Nasdaq Listing
Our Class A Common Stock and Class B Common Stock are both currently listed and traded on the Nasdaq Global Market. We anticipate that, following the recapitalization described in this proxy statement/prospectus, the Common Shares will be listed on the Nasdaq Global Market and will be traded under the symbol, “TECU.”
Class A Protection Provision
The Class A Protection Provision in our articles of incorporation protects Class A shareholders and is necessary because, under the current capital structure, they do not have the same voting rights as the Class B Common Stock. The provision protects the Class A shareholders because it generally requires a person who acquires more than 10% of the Class B Common Stock to make a tender offer for Class A Common Stock on specified terms. The provision can also cause such an acquiror to lose its right to vote its Class B Common Stock. As a result of the recapitalization and proposed amendment to our articles of incorporation, the Class A Protection Provision will be eliminated if the proposed recapitalization is approved and consummated because there will no longer be separate classes of common stock.
Selected Historical Consolidated Financial Information

The following is a summary of certain of our historical financial information. The following data at and for the years ended December 31, 2013, 2012, 2011, 2010 and 2009 have been derived from our audited consolidated financial statements. You should read the following information together with our consolidated financial statements, the related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which is incorporated into this proxy statement/prospectus by reference. See “Where You Can Find Additional Information,” beginning on page 94.

	Years Ended December 31,
(In millions, except share and per share data)	2013	2012	2011 (a)	2010 (a)(b)	2009 (a)(b)
Net sales	$823.6	$854.7	$864.4	$933.8	$735.9
Cost of sales	(745.5)	(790.0)	(826.5)	(849.5)	(687.6)
Gross Profit	78.1	64.7	37.9	84.3	48.3
Selling and administrative expenses	(104.9)	(107.7)	(108.1)	(114.1)	(125.2)
Other income (expense), net	21.4	22.3	14.7	14.3	7.4
Impairments, restructuring charges, and other items	(13.6)	40.6	(8.5)	(50.3)	(24.4)
Operating (loss) income	(19.0)	19.9	(64.0)	(65.8)	(93.9)
Interest expense	(9.2)	(10.2)	(10.5)	(10.6)	(10.8)
Interest income	1.5	3.2	2.3	1.2	2.3
(Loss) income from continuing operations before taxes	(26.7)	12.9	(72.2)	(75.2)	(102.4)
Tax (expense) benefit	(7.7)	10.2	0.9	16.6	10.6
(Loss) income from continuing operations	(34.4)	23.1	(71.3)	(58.6)	(91.8)
(Loss) income from discontinued operations, net of tax	(3.1)	(0.5)	(1.9)	1.8	(1.6)
Net (loss) income	$(37.5)	$22.6	$(73.2)	$(56.8)	$(93.4)
Basic and diluted (loss) income per share:
(Loss) income from continuing operations	$(1.86)	$1.25	$(3.86)	$(3.17)	$(4.97)
(Loss) income from discontinued operations	(0.17)	(0.03)	(0.10)	0.10	(0.09)
Net (loss) income per share	$(2.03)	$1.22	$(3.96)	$(3.07)	$(5.06)
Weighted average shares, basic and diluted (in thousands)	18,480	18,480	18,480	18,480	18,480
Cash dividends declared per share	$—	$—	$—	$—	$—
Cash and cash equivalents	$55.0	$55.3	$49.6	$65.9	$90.7
Working capital	$100.3	$105.0	$107.4	$185.2	$149.8
Property, plant and equipment, net	$122.8	$157.0	$189.4	$234.9	$259.7
Total assets	$487.4	$527.9	$563.7	$761.8	$767.1
Long-term borrowings	$17.5	$5.8	$4.8	$13.2	$8.0
Total stockholders’ equity	$210.3	$258.4	$285.9	$434.9	$463.4
Capital expenditures	$11.8	$13.8	$17.7	$9.2	$7.9
Depreciation and amortization	$33.5	$36.4	$40.5	$40.4	$45.2
Book value per share (basic)	$11.38	$13.98	$15.47	$23.53	$25.08
Book value per share (diluted)	$11.38	$13.98	$14.81	$22.31	$23.74

(a)
In 2007, we issued a warrant to a lender to purchase 1,390,944 shares of our Class A Common Stock, at $6.05 per share, which is equivalent to 7% of our fully diluted common stock (including both Class A and Class B shares). This warrant is not included in diluted earnings per share, as the effect would be antidilutive. This warrant expired on April 9, 2012 without the purchase or issuance of additional shares.

(b)	Certain reclassifications have been made to prior results to conform to the classifications used at December 31, 2011. These classifications have no impact on net income.

Comparative Unaudited Pro Forma Information
The following pro forma balance sheet information illustrates the change in our Stockholders’ Equity accounts as of December 31, 2013, had the recapitalization been in effect as of that date.

	Actual	Pro Forma
(In millions, except share data)	(Unaudited)
Stockholders’ Equity:
Class A common stock, $1 par value; authorized 75,000,000 shares; issued and outstanding 13,401,938 shares	13.4	—
Class B common stock, $1 par value; authorized 25,000,000 shares; issued and outstanding 5,077,746 shares	5.1	—
Common Shares; no par value; authorized 100,000,000 shares; issued and outstanding 18,479,684 shares	—	—
Paid in capital	11.0	29.5
Retained earnings	266.1	266.1
Accumulated other comprehensive loss	(85.3)	(85.3)
Total stockholders’ equity	$210.3	$210.3
The following pro forma statement of operations information illustrates that there would be no impact on our earnings per share for the twelve months ended December 31, 2013 had the recapitalization been in effect during that period.

	Actual	Pro Forma
(In millions, except share data)	(Unaudited)
Basic and diluted (loss) income per share:
(Loss) income from continuing operations	$(1.86)	$(1.86)
(Loss) income from discontinued operations	(0.17)	(0.17)
Net (loss) income per share	$(2.03)	$(2.03)
Weighted average shares, basic and diluted (in thousands)	18,480	18,480

Market Price and Dividend Information

Range of Common Stock Prices and Dividends for 2013

	Sales Price				Cash Dividends Declared
	Class A		Class B
Quarter Ended	High	Low	High	Low
March 31	$9.67	$4.75	$9.61	$4.78	$—
June 30	11.08	8.18	11.06	7.70	—
September 30	12.10	8.95	12.23	8.69	—
December 31	9.10	7.01	9.08	6.75	—

Range of Common Stock Prices and Dividends for 2012

	Sales Price				Cash Dividends Declared
	Class A		Class B
Quarter Ended	High	Low	High	Low
March 31	$5.31	$4.02	$5.01	$3.99	$—
June 30	5.13	3.10	5.16	3.34	—
September 30	5.91	4.96	6.47	5.13	—
December 31	5.25	4.38	6.20	4.01	—
On January 28, 2014, the last trading day before we announced the proposed recapitalization, the closing price of Class A Common Stock was $8.88 and the closing price of the Class B Common Stock was $8.67. On March 5, 2014, the closing price of Class A Common Stock was $7.61 and the closing price of the Class B Common Stock was $7.31.
QUESTIONS AND ANSWERS ABOUT THE ELECTION OF DIRECTORS,
OTHER PROPOSALS AND THE ANNUAL MEETING

The following Questions and Answers are provided for your convenience and briefly address some commonly asked questions about the election of directors, other matters being submitted for shareholder consideration at the annual meeting and the annual meeting itself. Additional Questions and Answers relating to the recapitalization proposal appear in the next section of this proxy statement/prospectus. In addition, you should carefully read this entire document and the other documents that are referred to in this document. See “Where You Can Find More Information,” beginning on page 94.

Q:	When and where is the annual meeting?

A:
The annual meeting will be held on April 30, 2014 or any adjournment or postponement thereof. The meeting will be held at the Sheraton Hotel, Petite Salon, 3200 Boardwalk, Ann Arbor, Michigan 48108, at 9:00 a.m. Eastern Time. Our Board of Directors retains full authority to postpone the meeting.

Q:	Who is entitled to vote at the annual meeting on proposals other than the recapitalization?

A:
Only holders of record of shares of Class B Common Stock at the close of business on March 5, 2014, the record date for the annual meeting, who are not disqualified from voting their Class B shares pursuant to the Class A Protection Provision in our Articles of Incorporation are entitled to vote at the annual meeting on the election of directors, the ratification of the independent accountant, the approval (on an advisory basis) of the compensation of our named executive officers, and the approval of the Tecumseh Products Company 2014 Omnibus Incentive Plan and any other matters that may come under consideration at the annual meeting (other than the recapitalization proposal).

Q:	How can I vote my shares?

A:
If your shares of Class B Common Stock are registered directly in your name with our transfer agent, you are a shareholder of record with respect to those shares, and if you are not disqualified from voting your Class B shares pursuant to the Class A Protection Provision in our Articles of Incorporation, you may either vote in person at the meeting or by using the enclosed proxy card to vote by telephone, by Internet or by signing, dating and returning the proxy card in the envelope provided. Whether or not you plan to attend the annual meeting in person, you should submit your proxy card as soon as possible.

If your shares of Class B Common Stock are held in “street name” through a broker, bank or other nominee, you must instruct them to vote on your behalf, otherwise your shares cannot be voted at the annual meeting, except on the ratification of the independent accountant. You should follow the directions provided by your broker, bank or other nominee. Without specific voting instructions, the shares you hold in “street name” will not be voted at the annual meeting, except on the ratification of the independent accountant. We urge you to confirm in writing your instructions to the person responsible for your account and to provide a copy of such instructions to our proxy solicitor, Alliance Advisors, L.L.C., at the address indicated below so that it can attempt to ensure that your instructions are followed.

Q:	What is the difference between being a “shareholder of record” and a “street name” holder?

A:
If your shares are registered directly in your name with our transfer agent, you are considered, with respect to those shares, the “shareholder of record”. We have made this proxy statement/prospectus and proxy card available directly to shareholders of record.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in street name (also called a “street name” holder). The proxy materials should be forwarded to you by your broker, bank or nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial holder, you have the right to direct your broker, bank or nominee how to vote and are also invited to attend the annual meeting. However, since you are not a shareholder of record, you may not vote these shares in person at the Annual Meeting unless you bring with you a legal proxy from the shareholder of record. A legal proxy may be obtained from your broker or nominee.

Q:	What is a broker non-vote?

A:
Although we are listed on The Nasdaq Stock Market LLC, brokers holding shares in “street name” typically are governed by the New York Stock Exchange rules. The New York Stock Exchange rules governing its member brokers permit brokers to vote shares they hold for customers without specific instructions from the customers on “routine” matters but not on “non-routine” matters. When both routine and non-routine matters are to be voted on at a shareholder meeting, a broker who has not received instructions may strike out the non-routine proposals on the proxy card and vote only on the routine proposals, resulting in so-called “broker non-votes” on the non-routine proposals. Thus, if you do not give your broker specific instructions, your shares may be treated as “broker non-votes”.

Q:	What effect do broker non-votes have on the proposals other than the recapitalization proposal?

A:
A broker is entitled to vote shares held for a beneficial owner on routine matters, such as the ratification of the appointment of Grant Thornton LLP as independent accountant, without instructions from the beneficial owner of those shares. On the other hand, a broker may not be entitled to vote shares held for a beneficial owner on certain non-routine items, such as director elections, approval (on an advisory basis) of the compensation of our named executive officers and the approval of the Tecumseh Products Company 2014 Omnibus Incentive Plan, absent instructions from the beneficial owners of such shares. Thus, if you do not give your broker specific instructions, your shares may be treated as “broker non-votes” and may not be voted on these matters and, in such event, your shares will not be counted in determining the number of shares necessary for approval, although they will count for purposes of determining whether a quorum exists. Broker non-votes will not be voted “FOR” or “AGAINST” a non-routine proposal and will have no effect on such proposal.

We urge you to provide instructions to your broker so that your votes may be counted on these matters. You should vote your shares by following the instructions provided on the proxy card and returning your proxy card to your broker to ensure that your shares are voted on your behalf.

Q:	What shareholder votes are required with respect to the election of directors and other matters brought before shareholders at the annual meeting?

A:
Directors will be elected by a plurality vote of the votes cast by record holders of Class B Common Stock entitled to vote at the annual meeting, meaning that the six nominees receiving the most votes will be elected. Only votes cast “FOR” a nominee will be counted. If you sign and return your proxy card, unless indicated otherwise by your proxy card, your shares will be voted “FOR” ALL of the six nominees named in the section “Our Nominees” in Proposal No. 1 in this proxy statement/prospectus.

Instructions on the accompanying proxy card to withhold authority to vote for one or more of the nominees will result in those nominees receiving fewer votes but, because our directors are elected by a plurality vote, will not count as a vote against the nominees. Withheld votes and broker non-votes will also result in those nominees receiving fewer votes but will not count as a vote against the nominees.

Grant Thornton LLP was our independent accounting firm for the fiscal year ended December 31, 2013, and the Audit Committee has selected the same firm as our independent accountant for the fiscal year ending December 31, 2014. As a matter of good corporate governance, the Audit Committee has determined to submit its selection to shareholders for ratification. In the event the committee’s selection is not ratified by a majority of the votes cast by the record holders of Class B Common Stock entitled to vote on this proposal, the Board will ask the Audit Committee to reconsider its selection. Even if the selection is ratified, the Audit Committee in its discretion may select a different public accounting firm at any time during the year if it determines that such a change would be in the best interests of the company and its shareholders.
Each of the proposals to ratify the appointment of Grant Thornton LLP, to approve (on an advisory basis) the compensation of our named executive officers and to approve the Tecumseh Products Company 2014 Omnibus Incentive Plan requires the affirmative “FOR” vote of a majority of the votes cast by record holders of Class B Common Stock entitled to vote on the proposal. If a quorum is present, each of these proposals will be approved if holders of more shares of Class B Common Stock vote in favor of the proposal than vote against it. Abstentions and broker non-votes will not be counted as votes cast and will have no effect on the result of the vote on these matters.

Q:	How many directors can I vote for?

A:	Our Board is comprised of six directors. Holders of Class B Common Stock can vote for up to six nominees for directors. In no event will more than six directors be elected at the annual meeting.

Q:	What happens if I do not respond or if I respond and fail to indicate my voting preference or if I abstain from voting or withhold my vote?

A:
If you are a holder of Class B Common Stock and sign and return a proxy card and do not indicate your voting preference, we will count your proxy as a vote (i) “FOR” the election of all of our nominees for director, (ii) “FOR” the ratification of the appointment of the accounting firm of Grant Thornton LLP as our independent accountant for the current year, (iii) “FOR” the approval (on an advisory basis) of the compensation of our named executive officers, and (iv) “FOR” the approval of the Tecumseh Products Company 2014 Omnibus Incentive Plan. If you fail to respond or withhold your vote for any of our director nominees, it will have no effect on the election of directors, other than whether a quorum is present at the meeting. If you fail to respond or if you abstain from voting, it will have no effect on the ratification of the appointment of Grant Thornton LLP as our independent accountant, on the approval (on an advisory basis) of the compensation of our named executive officers, or on the approval of the Tecumseh Products Company 2014 Omnibus Incentive Plan, other than whether a quorum is present at the meeting.

Q:	Can I change my vote after I have delivered my proxy?

A:
Yes. You may revoke your proxy at any time before it is voted at the annual meeting by submitting a later dated proxy through the Internet, by telephone, or by mail, or voting in person at the annual meeting or filing an instrument of revocation with our corporate Secretary at the address listed below. A later proxy by any means will cancel any earlier proxy. For example, if you vote by telephone and later vote differently on the Internet, the Internet vote will count, and the telephone vote will be canceled. If you wish to change your vote by mail, you should call or write our Secretary to request a new proxy. The last proxy we receive before the meeting will be the one we use. You may also change your vote by voting in person at the meeting. You may obtain a new proxy card by contacting:

Tecumseh Products Company
5683 Hines Drive
Ann Arbor, Michigan 48108
Attn: Janice Stipp, Executive Vice President, Chief Financial Officer and Treasurer
Telephone: (734) 585-9507
If you hold your shares through an account at a brokerage firm or bank, you should contact your brokerage firm or bank to change your vote.

Q:	What happens if the annual meeting is postponed or adjourned?

A:
Unless the polls have closed, your proxy will still be in effect and may be voted at the reconvened meeting. You will still be able to change or revoke your proxy with respect to any item until the polls have closed for voting on such item.

Q:	What should I do if I receive more than one set of voting materials from the company?

A.
If your shares are registered differently and are held in more than one account, then you will receive more than one proxy statement/prospectus and proxy card. Please be sure to vote all of your accounts so that all of your shares are represented at the meeting.

Q:	How will proxies for the annual meeting be solicited?

A:
We may supplement our solicitation of proxies by our directors, officers or other regular employees and via the Internet, such as postings on websites. In addition, our employees and directors also may solicit proxies personally, or by mail, telephone or electronic transmission, without additional compensation. We have also retained Alliance Advisors, L.L.C., 200 Broadacres Drive, Bloomfield, New Jersey 07003, to solicit proxies on behalf of the Board by mail or telephone or in person.

Q:	Whom should I call if I have questions?

A:
If you have questions about the recapitalization proposal, the election of directors or any other proposal, or how to submit your proxy card(s), or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card(s), you should contact:

Alliance Advisors, L.L.C.
200 Broadacres Drive
Bloomfield, New Jersey 07003
Shareholders call toll-free: (855) 976-3329
Banks and brokers call: (973) 873-7721
or
Tecumseh Products Company
5683 Hines Drive
Ann Arbor, Michigan 48108
Attn: Janice Stipp, Executive Vice President, Chief Financial Officer and Treasurer
Telephone: (734) 585-9507

For more information about Tecumseh Products Company see “Where You Can Find More Information,” beginning on page 94.

QUESTIONS AND ANSWERS ABOUT THE RECAPITALIZATION PROPOSAL

The following Questions and Answers are provided for your convenience and briefly address some commonly asked questions about the recapitalization proposal. In addition, you should carefully read this entire document and the other documents that are referred to in this document. See “Where You Can Find More Information,” beginning on page 94.

Q:	Who is entitled to vote on the recapitalization proposal at the annual meeting?

A:
Only holders of record of shares of Class A Common Stock and Class B Common Stock at the close of business on March 5, 2014, the record date for the annual meeting, who are not disqualified from voting their Class B shares pursuant to the Class A Protection Provision in our Articles of Incorporation are entitled to vote at the annual meeting on the recapitalization proposal, for the class of stock that they own. If you own shares of either class of stock on the record date through a bank, broker or other record holder, you may vote in person at the annual meeting only if you present both a letter signed by the record holder indicating the number of shares you own and a legal proxy.

Q:	What shareholder votes are required to approve the recapitalization proposal?

A:
Record holders of both Class A Common Stock and Class B Common Stock who are not disqualified from voting their Class B shares pursuant to the Class A Protection Provision in our Articles of Incorporation are entitled to vote separately as a class on the recapitalization proposal, with the affirmative votes of a majority of the outstanding shares entitled to vote of each class necessary to approve the recapitalization.

Q:	What effect do broker non-votes and abstentions have on the recapitalization proposal?

A:
The recapitalization proposal is not an item on which brokerage firms may vote in their discretion on behalf of their clients. For this reason, broker non-votes and abstentions are voted neither “FOR” nor “AGAINST” but will be counted in determining a quorum. However, since the affirmative votes of a majority of the outstanding shares of each class of stock, voting separately as a class, are required to approve the recapitalization proposal, an abstention or broker non-vote with respect to the recapitalization proposal has the effect of a vote “AGAINST” the recapitalization.

We urge you to provide instructions to your broker so that your votes may be counted on these matters.

Q:	What happens if I do not respond or if I respond and fail to indicate my voting preference or if I abstain from voting?

A:
If you sign and return a proxy card and do not indicate your voting preference, we will count your proxy as a vote in favor of the recapitalization proposal. If you fail to respond, or if you respond and abstain from voting on the recapitalization proposal, it will have the same effect as a vote “AGAINST” the recapitalization proposal, assuming that there is a quorum for each Class at the meeting.

Q:	What do I need to do with my stock certificates?

A:
If you are a holder of Class A Common Stock or Class B Common Stock, you do not need to do anything at this time. Following the recapitalization, each share certificate currently representing shares of Class A Common Stock or Class B Common Stock will automatically represent the same number of Common Shares. This transition will be handled by our transfer agent, Computershare Trust Company, N.A., which will mail you instructions for converting your Class A Common Stock and/or Class B Common Stock into Common Shares following the recapitalization.

Until surrendered, each outstanding certificate that previously represented shares of Class A Common Stock or Class B Common Stock will be deemed, for all corporate purposes, to evidence the ownership of the number of full shares of Common Shares into which those shares of Class A Common Stock or Class B Common Stock shall have been converted. You will be entitled to receive the same dividends, if any, and voting and other rights as if you had exchanged it. However, you will not be able to deposit the Common Shares they represent into an account with a broker, bank, or other financial intermediary that participates in the book-entry system maintained by The Depositary Trust Company, because it will no longer accept the old certificates. As a result, you will not be able to sell the Common Shares represented by your old certificates through such a broker, bank or other financial intermediary until you have returned your certificates to Computershare. We encourage you to convert your Class A Common Stock and/or Class B Common Stock at your earliest opportunity.
Please do not send in your stock certificates with the enclosed proxy card(s).

Q:	When do you expect to complete the recapitalization?

A:
The recapitalization will be accomplished by amending our articles of incorporation. It will take effect upon the filing of a certificate of amendment with the appropriate Michigan governmental authority. If shareholders approve the recapitalization, we intend to file the certificate of amendment as soon as practicable afterward.

Q:	If I am a holder of shares of Class A Common Stock or Class B Common Stock, what do I need to do now?

A:
After carefully reading and considering the information contained in this proxy statement/prospectus, please respond by signing and dating the enclosed proxy card(s) and returning it in the enclosed postage-paid envelope, or cast your vote toll-free by telephone or over the Internet as described on the proxy card. Please return your proxy card(s) or otherwise cast your vote as soon as possible so that we may vote your shares at the annual meeting. If you are a holder of both Class A Common Stock AND Class B Common Stock, please be sure to vote both your Class A Common Stock and your Class B Common Stock by either

•	completing and returning BOTH of the enclosed proxy cards, or

•	voting BOTH your Class A Common Stock and your Class B Common Stock by telephone or over the Internet.
RISK FACTORS
The recapitalization involves risks. In addition to reviewing other information in this proxy statement/prospectus, you should carefully consider the following factors relating to the recapitalization before deciding how to vote on the recapitalization proposal.
The recapitalization may not benefit all of our shareholders.
The proposed recapitalization and/or conversion of all shares of Class A Common Stock and Class B Common Stock into Common Shares may not enhance value for all shareholders or improve the liquidity and marketability of our stock, particularly in the short-term. As of March 5, 2014, there were 13,401,938 shares of Class A Common Stock outstanding and 5,077,746 shares of Class B Common Stock outstanding. Both classes are listed on the Nasdaq Global Market.
After the recapitalization, there will be 18,479,684 Common Shares outstanding, which we would promptly list on the Nasdaq Global Market. It is possible that the recapitalization will, due to the general higher trading price of the Class A Common Stock compared to the Class B Common Stock, result in a reduction in the market value of shares held by the current Class A shareholders, or even the shares held by the current Class B shareholders, as a result of the dilution of their voting power. It is possible that combining our two classes of common stock may in the long-term produce no benefit to our shareholders or may produce a benefit to the current holders of Class B

Common Stock at the expense of current holders of Class A Common Stock or may produce a benefit to the current holders of Class A Common Stock at the expense of current holders of Class B Common Stock.
In addition, factors unrelated to our stock or business, such as the general perception of the recapitalization by the investment community, may cause a decrease in the value of the resulting class of Common Shares and impair the liquidity and marketability of the shares of the resulting class of Common Shares. Furthermore, securities markets worldwide have experienced significant price and volume fluctuations. Market volatility, as well as general economic, market or political conditions, could cause a reduction in the market price and liquidity of the resulting class of Common Shares, particularly if the recapitalization is not viewed favorably by the investment community.
Some of our major shareholders may have interests that are different from, or in addition to, the interests of other shareholders.
According to the Schedule 13D amendment that Todd W. Herrick filed on July 2, 2013, Todd W. Herrick, the Herrick Foundation and Herrick family trusts own approximately 33% of the outstanding shares of Class B Common Stock, and Kent B. Herrick, a former Tecumseh officer and a former Tecumseh director, is a director and paid employee of the Herrick Foundation and a beneficiary of the Herrick family trusts. The proposed recapitalization will substantially reduce the combined voting power of the Herrick Foundation and its affiliates, bringing it into alignment with their economic interests in the company. As a result of their significant voting interests, Todd W. Herrick, Kent B. Herrick, the Herrick Foundation, and the Herrick family trusts may have interests in the recapitalization that may be different from, or in addition to, the interests of holders of Class A Common Stock and other holders of Class B Common Stock. If Todd W. Herrick, the Herrick Foundation and Herrick family trusts vote against the recapitalization proposal, we may be unable to attain the requisite vote for approval and the recapitalization may not be effected. Failure to implement the recapitalization may result in loss of market value to shareholders.
Failure to consummate the recapitalization could adversely affect the Class A and Class B Common Stock market price.
Consummation of the recapitalization is conditioned on approval of the recapitalization proposal by separate class votes of the Class A Common Stock and Class B Common Stock. The following are additional conditions to the recapitalization:

•	the Common Shares must be approved for listing on the Nasdaq Global Market; and

•	there must be an absence of any law or injunction (or other similar restraint) preventing the recapitalization.
The recapitalization proposal may not receive the requisite shareholder approval, or a shareholder may seek to enjoin our ability to consummate the recapitalization. If the recapitalization is not consummated because it fails to obtain the necessary shareholder approval or is enjoined, or for any other reason, there could be a significant adverse effect on the market price of Class A Common Stock or Class B Common Stock, or both.
Consummating the recapitalization could lead to a third-party acquiring control of Tecumseh.
According to the Schedule 13D amendment that Todd W. Herrick filed on July 2, 2013, Todd W. Herrick, the Herrick Foundation and Herrick family trusts own approximately 33% of the outstanding shares of Class B Common Stock. The Herrick Foundation alone owns approximately 15%, which it has expressed a desire to sell, and its affiliates may wish to sell their holdings, as well. The Class A Protection Provision in our articles of incorporation, which is described elsewhere in this proxy statement/prospectus, is intended to protect the value of the Class A Common Stock by requiring any purchaser (other than the Herrick Foundation and the Herrick family trusts under certain circumstances) of a substantial block of Class B Common Stock to either already own or make a tender offer for (at the highest price paid for the Class B shares) a proportionate amount of Class A Common Stock in order to be able to vote the Class B shares acquired.
Because the Class A Protection Provision is triggered by a person’s acquiring more than 10% of the Class B Common Stock, it continues to limit the Herrick family’s ability to sell its shares as a block. If the recapitalization is approved, the Herrick family’s voting power will be reduced to approximately 9%, and the Class A Protection Provision will be removed and no longer impede sales of our shares. We believe there are institutional investors owning substantial blocks of Class A Common Stock that will become substantial blocks of Common Shares if the recapitalization occurs. (We do not have precise information about institutional holdings of Class A Common Stock because Section 13(d) of the Securities Exchange Act of 1934, which requires 5% owners of voting stock to file public reports of their holdings, does not apply to nonvoting stock.) If the recapitalization is approved, some of these large shareholders, perhaps acting cooperatively, might sell their blocks of Common Shares to a buyer that would take control of the company. In such a transaction, the sellers might receive a control premium that would not be shared with other holders of Common Shares.
If the recapitalization does not occur, we will not benefit from the expenses we have incurred in preparation for the recapitalization.
If the recapitalization is not consummated, we will have incurred substantial expenses for which we will have received no ultimate benefit. We currently expect to incur significant out-of-pocket expenses for services in connection with the recapitalization, consisting of financial advisor, legal and accounting fees, financial printing and other related charges, much of which has been or may be incurred even if the recapitalization is not consummated.
If the recapitalization is consummated, current holders of Class B Common Stock will be subject to dilution of their voting power.
Holders of voting Class B Common Stock currently control 100% of our voting power. If the recapitalization is consummated, holders of Class B Common Stock will control a lower percentage of our voting shares and will have their voting rights diluted. After the recapitalization, the Common Shares held by current holders of Class B Common Stock would represent only 27.5% of the voting power.
THE ANNUAL MEETING
General
The Board of Directors of Tecumseh Products Company is soliciting proxies to vote Class A and Class B shares at our 2014 annual meeting of shareholders. This proxy statement/prospectus contains information that may help you decide whether and how to vote. We expect that this proxy statement/prospectus and the accompanying proxy card(s) will be first sent or given to shareholders on or about March 19, 2014.

Please read this proxy statement/prospectus carefully. You can obtain more information about Tecumseh Products Company from our 2013 annual report to shareholders and from our 2013 annual report on Form 10‑K and other public documents we file with the SEC. See “Where You Can Find More Information,” beginning on page 94.

Date, Time, and Place of the Annual Meeting; Record Date
The annual meeting of the shareholders of Tecumseh Products Company will be held on April 30, 2014 at the Sheraton Hotel, Petite Salon, 3200 Boardwalk, Ann Arbor, Michigan 48108, at 9:00 a.m. Eastern Time. We have fixed the close of business on March 5, 2014 as the record date for determination of holders of Class A Common Stock and Class B Common Stock entitled to notice of, and to vote at, the annual meeting. Our Board of Directors retains full authority to postpone the meeting.
Voting; Quorum
We have two classes of common stock: Class B, which has full voting rights, each share of Class B Common Stock is entitled to one vote on each matter submitted for a vote at the meeting if the holder is not disqualified from voting Class B shares pursuant to the Class A Protection Provision in our Articles of Incorporation, and Class A, which generally has no voting rights. Although the Class A Common Stock is not entitled to vote on most matters, holders of Class A Common Stock are entitled to vote as a class on the recapitalization proposal at the annual meeting, each share of Class A Common Stock is entitled to one vote on the recapitalization proposal at the meeting. Therefore, we are soliciting proxies from both Class A shareholders and Class B shareholders. If you are a holder of both Class A Common Stock AND Class B Common Stock, please be sure to vote both your Class A Common Stock and your Class B Common Stock by either (i) completing and returning BOTH of the enclosed proxy cards, or (ii) voting BOTH your Class A Common Stock and your Class B Common Stock by telephone or over the Internet.
At the close of business on March 5, 2014 (the record date for the meeting), 5,077,746 Class B shares were outstanding and entitled to vote, and 13,401,938 Class A shares were outstanding and entitled to vote as a class on the recapitalization proposal. To have a quorum for the matter to be voted on by Class A shareholders, a majority of the outstanding Class A shares entitled to vote must be present at the meeting – either in person or by proxy. To have a quorum for the matters to be voted on by Class B shareholders, a majority of the outstanding Class B shares entitled to vote must be present at the meeting – either in person or by proxy.
Scott L. Barbee and Aegis Financial Corporation reported on Schedule 13G, dated January 23, 2014, that they increased their beneficial ownership of our Class B shares to 17.9% (crossing the 15% ownership threshold), while their last Schedule 13G filing reporting Class A share ownership showed ownership of 10.2% of our Class A shares.  Under the Class A Protection Provision in our Articles of Incorporation, if a shareholder acquires Class B shares in a non-exempt transaction and after such acquisition crosses a threshold, such as 15% beneficial ownership, but does not own an equal or greater percentage of our Class A shares, the shareholder must make (within 90 days) and consummate a public cash tender offer for Class A shares to acquire more Class A shares.  Until that tender offer is completed, or the shareholder divests sufficient Class B shares so that the tender offer requirement would not have been triggered (below 15% ownership in this case), the shareholder cannot vote or direct the voting of the shareholder’s Covered Shares. Scott L. Barbee and Aegis Financial Corporation reported on Schedule 13G, dated February 28, 2014, that they had divested sufficient Class B shares so that they now beneficially own 14.9% of our Class B shares. Therefore, they are currently eligible to vote all of the 756,173 Class B shares shown in the table listing our 5% Class B shareholders (see “Share Ownership - 5% Class B Shareholders”) as beneficially owned by Scott L. Barbee and Aegis Financial Corporation at the 2014 annual meeting of shareholders.
If your shares are registered directly in your name with our transfer agent, you are considered, with respect to those shares, the “shareholder of record”. We have made this proxy statement/prospectus and proxy card available directly to shareholders of record. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in street name (also called a “street name” holder). The proxy materials should be forwarded to you by your broker, bank or nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial holder, you have the right to direct your broker, bank or nominee how to vote. If you hold your shares through a broker, bank or other nominee, follow the voting instructions on the form you receive. If your shares are held through a broker, bank, or other nominee, you must contact the broker, bank, or other nominee to find out whether you will be able to vote by telephone or on the Internet. However, since you are not a shareholder of record, you may not vote these shares in person at the Annual Meeting unless you bring with you a legal proxy from the shareholder of record. A legal proxy may be obtained from your broker, bank or other nominee.
If you are a shareholder of record, you may vote your shares by completing, signing and returning the enclosed proxy card(s). Shares of Class A Common Stock and Class B Common Stock represented by a properly completed proxy will be treated as present at the annual meeting for purposes of determining a quorum without regard to whether the proxy is marked as casting a vote, marked as abstaining, or not marked with a voting preference. Instead of signing and returning a proxy, if you are a shareholder of record, you may vote by telephone or on the Internet by following the instructions attached to your proxy. We urge all shareholders to vote by signing and returning the accompanying proxy card(s), by telephone or online over the Internet, whether or not you plan to attend the annual meeting. If you do attend the annual meeting, you may vote by ballot, which will cancel any proxy previously given.
If you complete the enclosed proxy and return it before the meeting, or if you vote by telephone or on the Internet, the persons named will vote your shares as you specify. If you sign and return your proxy card(s) without specifying how you want to vote, the proxies will vote the shares as recommended by the Board: FOR the election as directors of our nominees described in this proxy statement/prospectus, FOR approval of the recapitalization proposal, FOR the ratification of our independent accountant, FOR approval of the compensation of our named executive officers, and FOR approval of the Tecumseh Products Company 2014 Omnibus Incentive Plan.
Our directors and officers together beneficially owned, as of the record date for the meeting, less than 1% of the outstanding shares of Class A Common Stock and approximately 1.3% of the outstanding shares of Class B Common Stock. We anticipate that each of our directors and officers will vote in favor of the recapitalization proposal, our nominees for election to the Board, ratification of our independent accountant, approval of the compensation of our named executive officers and approval of the Tecumseh Products Company 2014 Omnibus Incentive Plan.

Matters Submitted to Shareholders and Vote Required for Approval
Record holders of Class A Common Stock and record holders of Class B Common Stock entitled to vote will vote on the recapitalization proposal. The recapitalization requires approval by holders of record of a majority of the outstanding shares of Class A Common Stock AND a majority of the outstanding shares of Class B Common Stock entitled to vote, in each case voting separately as a class. A broker non-vote or abstention with respect to the recapitalization proposal has the effect of a vote “AGAINST” the proposal.
In addition to the recapitalization proposal, record holders of Class B Common Stock entitled to vote will also vote on (i) the election of six directors, (ii) the ratification of the appointment of the accounting firm of Grant Thornton LLP as our independent accountant for the current year, (iii) the approval (on an advisory basis) of the compensation of our named executive officers, (iv) the approval of the Tecumseh Products Company 2014 Omnibus Incentive Plan, reserving up to 1,800,000 shares for the award of stock options, stock appreciation rights, restricted stock, restricted stock units, performance units, performance shares and other stock and stock unit awards, and (v) any other matters properly presented at the meeting.
From the persons duly nominated, directors will be elected by a plurality vote of the votes cast by record holders of Class B Common Stock entitled to vote and present or represented at the meeting. This means that, if a quorum is present, regardless of the number of shares of Class B Common Stock not voted for a nominee, the six nominees receiving the most votes will be elected. Only votes cast “FOR” a nominee will be counted. Broker non-votes and withheld votes are voted neither “FOR” nor “AGAINST” but will be counted in determining a quorum.
The appointment of the accounting firm of Grant Thornton LLP as our independent accountant for the current year is not required to be submitted to shareholders for approval. As a matter of good corporate governance, the Audit Committee has determined to submit its selection to shareholders for ratification. In the event the committee’s selection is not ratified by a majority of the votes cast by the record holders of Class B Common Stock entitled to vote on this proposal, the Board will ask the Audit Committee to reconsider its selection. Even if the selection is ratified, the Audit Committee in its discretion may select a different public accounting firm at any time during the year if it determines that such a change would be in the best interests of the company and its shareholders.
Each of the proposals to ratify the appointment of Grant Thornton LLP, to approve (on an advisory basis) the compensation of our named executive officers and to approve the Tecumseh Products Company 2014 Omnibus Incentive Plan, requires the affirmative “FOR” vote of a majority of the votes cast by record holders of Class B Common Stock entitled to vote on the proposal. If a quorum is present, each of these proposals will be approved if holders of more shares of Class B Common Stock vote in favor of the proposal than vote against it. Abstentions and broker non-votes will not be counted as votes cast and will have no effect on the result of the vote on these matters.
A broker is entitled to vote shares held for a beneficial owner on some routine matters, such as the ratification of the appointment of Grant Thornton LLP as independent accountant, without instructions from the beneficial owner of those shares. On the other hand, a broker may not be entitled to vote shares held for a beneficial owner on other items, such as director elections, the recapitalization proposal, the approval (on an advisory basis) of the compensation of our named executive officers and the approval of the Tecumseh Products Company 2014 Omnibus Incentive Plan, absent instructions from the beneficial owners of such shares. Thus, if you do not give your broker specific instructions, your shares may be treated as “broker non-votes” and may not be voted on these matters and, in such event, your shares will not be counted in determining the number of shares necessary for approval, although they will count for purposes of determining whether a quorum exists. Broker non-votes and abstentions will not be voted “FOR” or “AGAINST” these proposals and will have no effect on such proposal, other than with respect to the recapitalization proposal, on which a broker non-vote or abstention will have the same effect as a vote “AGAINST” the recapitalization proposal.
Revocability of Proxies; Solicitation; Cost of Solicitation
You may revoke your proxy at any time before it is voted at the annual meeting by submitting a later dated proxy through the Internet, by telephone, or by mail, or voting in person at the annual meeting or filing an instrument of revocation with our corporate Secretary. A later proxy by any means will cancel any earlier proxy. For example, if you vote by telephone and later vote differently on the Internet, the Internet vote will count, and the telephone vote will be canceled. If you wish to change your vote by mail, you should call or write our Secretary to request a new proxy. The last proxy we receive before the meeting will be the one we use. You may also change your vote by voting in person at the meeting. If you hold your shares through an account at a brokerage firm, a bank or other nominee, you should contact your brokerage firm, bank or other nominee to change your vote or otherwise following the voting instructions on the form you receive.
We are furnishing this proxy statement/prospectus to you in connection with the solicitation by the Board of proxies for the annual meeting. We will bear the cost of the solicitation of proxies through use of this proxy statement/prospectus, including the costs associated with the preparation, assembly, printing and mailing of this proxy statement/prospectus, and reimbursement of brokers and other persons holding stock in their names, or in the names of nominees, at approved rates, for their expenses for sending proxy material to principals and obtaining their proxies.
We may supplement our solicitation of proxies by our directors, officers or other regular employees and via the Internet, such as postings on websites. In addition, our employees and directors also may solicit proxies personally, or by mail, telephone or electronic transmission, without additional compensation. We have also retained Alliance Advisors, L.L.C. to solicit proxies on behalf of the Board by mail or telephone or in person for an expected cost to us of approximately $6,500 (for general proxy solicitation services) plus data processing and calling fees and reimbursement of out-of-pocket expenses.
Board Recommendation

•	The Board recommends that holders of Class B Common Stock vote “FOR” the election of all of our nominees on the enclosed proxy card.

•	The Board recommends that holders of Class A Common Stock and holders of Class B Common Stock vote “FOR” the approval of recapitalization proposal.

•
The Board recommends that holders of Class B Common Stock vote “FOR” the ratification of the appointment of the accounting firm of Grant Thornton LLP as our independent public accountants for the current year.

•	The Board recommends that holders of Class B Common Stock vote “FOR” the approval (on an advisory basis) of the compensation of our named executive officers.

•	The Board recommends that holders of Class B Common Stock vote “FOR” the approval of the Tecumseh Products Company 2014 Omnibus Incentive Plan.
SHARE OWNERSHIP
5% Class B Shareholders
This table shows the Class B shares held by persons or groups we know to be beneficial owners of more than 5% of the class. We obtained all of the information in the table below from Schedules 13D and 13G and Form 4s filed with the Securities and Exchange Commission. Unless otherwise indicated, the information is as of December 31, 2013.

	Amount and Nature of Beneficial Ownership
Name and Address	Sole Voting Power	Sole Investment Power	Shared Voting Power	Shared Investment Power	Total	Percent of Class
Todd W. Herrick (1)
3970 Peninsula Drive
Petoskey, MI 49770	21,906	21,906	1,657,539	1,657,539	1,679,445	33.1%

Toni L. Herrick (2)
7028 Foxmoor Court E
P.O. Box 19555
Kalamazoo, MI 49009	0	0	888,113	888,113	888,113	17.5%

Herrick Foundation (1) c/o Michael Indenbaum
2290 First National Bldg.
660 Woodward Ave.
Detroit, MI 48226	769,426	769,426	0	0	769,426	15.2%

Scott L. Barbee (3)
6862 Elm Street, Suite 830
McLean, VA 22101	16,943	16,943	739,230	739,230	756,173	14.9%

The Estate of John H. Reilly, Jr. (4)
John J. Reilly, III
c/o United Refrigeration, Inc.
11401 Roosevelt Blvd.
Philadelphia, PA 19154	495,500	495,500	0	0	495,500	9.8%

Donald Smith & Co., Inc. (5)
152 West 57th St.
New York, NY 10019	328,102	463,389	0	0	463,389	9.1%

(1) Todd W. Herrick is one of three members of the board of trustees of the Herrick Foundation. The other two are Kent B. Herrick and Michael A. Indenbaum. Todd W. Herrick is also one of three trustees of family trusts for the benefit of himself, his sister, Toni L. Herrick, and their descendants. The other trustees are Toni L. Herrick and Michael Indenbaum. Under the terms of the trust documents, as amended, Todd W. Herrick and Toni L. Herrick are the trustees who control the Trusts’ Tecumseh stock. The shares for which Mr. Herrick is shown as having shared voting and investment power consist of (i) 769,426 shares owned by Herrick Foundation and (ii) 888,113 shares owned by Herrick family trusts. The information about Mr. Herrick’s beneficial ownership is based on a Schedule 13D amendment he and Toni L. Herrick filed jointly on March 10, 2008 and a Schedule 13D amendment he filed on July 2, 2013.
(2) The shares for which Toni L. Herrick is shown as having shared voting and investment power consist of the 888,113 shares owned by the Herrick family trusts described in note (1). The information about Ms. Herrick’s beneficial ownership is based on a Schedule 13D amendment she and Todd W. Herrick filed jointly on March 10, 2008 and on a Schedule 13D amendment Todd W. Herrick filed on July 2, 2013.
(3) The information regarding the holdings of Scott L. Barbee is as of February 28, 2014 based on a Schedule 13G filed by Aegis Financial Corporation and Scott L. Barbee dated February 28, 2014. Mr. Barbee reports having sole voting and investment power over 16,943 of the shares shown in the table, and Mr. Barbee and Aegis Financial Corporation reported having shared voting and investment power over 739,230 shares. Clients of Aegis Financial Corporation, a registered investment adviser, have the right to receive or the power to direct the receipt of dividends and proceeds from the sale of these shares.

(4) The information regarding the holdings of The Estate of John H. Reilly, Jr. and John H. Reilly, III is as of May 1, 2012 and is based on a Schedule 13D filed jointly by The Estate of John H. Reilly, Jr and John H. Reilly, III, who is sole Personal Representative of the Estate, on November 8, 2012.
(5) The information regarding the holdings of Donald Smith & Co., Inc., an investment advisor, is as of December 31, 2013 based on a Schedule 13G filed by Donald Smith & Co., Inc. dated February 10, 2014.
Management’s Beneficial Ownership
The table below sets forth the beneficial ownership of our Class A and Class B shares by each of our current directors, nominees to become directors and named executive officers, and the directors and executive officers as a group, as of March 5, 2014.

		Shares Beneficially Owned As of March 5, 2014
Name	Class of Common Stock	Sole Voting and Investment Power	Shared Voting and Investment Power	Total	Percent of Class
Stephanie H. Boyse	Class B	0	0	0	0.0%
	Class A	0	0	0	0.0%
Gary. L. Cowger	Class B	0	0	0	0.0%
	Class A	0	0	0	0.0%
Harold M. Karp	Class B	0	0	0	0.0%
	Class A	0	0	0	0.0%
Terence C. Seikel	Class B	10,000	0	10,000	*
	Class A	0	0	0	0.0%
Douglas M. Suliman, Jr.	Class B	58,207	0	58,207	1.1%
	Class A	200	0	200	*
James J. Connor	Class B	0	0	0	0.0%
	Class A	0	0	0	0.0%
Igor Popov	Class B	0	0	0	0.0%
	Class A	0	0	0	0.0%
Janice E. Stipp	Class B	0	0	0	0.0%
	Class A	0	0	0	0.0%
Michael A. Noelke**	Class B	1,233	0	1,233	*
	Class A	0	0	0	0.0%
All current directors and current executive officers as a group (8 persons)
	Class B	68,207	0	68,207	1.3%
	Class A	200	0	200	*
* less than 1%
** Mr. Noelke resigned as one of our executive officers on March 6, 2013.

PROPOSAL NO. 1 — ELECTION OF DIRECTORS
Background
At the annual meeting, holders of Class B Common Stock will elect six directors to serve until the 2015 annual meeting of shareholders or until their respective successors are elected and qualified. Our Board currently consists of six directors, including three new independent directors added to our Board since the 2013 annual meeting of shareholders. Based on the Governance and Nominating Committee’s recommendation, the Board has nominated all six for election at this year’s annual meeting.
Proxies
If you return the enclosed proxy card or vote by telephone or on the Internet, your shares will be voted for all six of our nominees unless you withhold authority to vote for one or more of them. All of our nominees have consented to being named in this proxy statement/prospectus and to serve as directors, if elected. If a nominee becomes unable or unwilling to serve as a director at the time of the annual meeting, the persons who are designated as proxies intend to vote, in their discretion, for such other persons, if any, as may be designated by the Board. As of the date of this proxy statement/prospectus, the Board has no reason to believe that any of the persons named below will be unable or unwilling to serve as a nominee or as a director if elected.
In the event that the Board nominates any substitute nominee(s), we will file an amended proxy statement/prospectus that, as applicable, (i) identifies the substitute nominee(s), (ii) discloses that such nominees have consented to being named in the revised proxy statement/prospectus and to serve if elected and (iii) includes the disclosure required by Item 7 of Schedule 14A with respect to such nominees.
Our Nominees
Set forth below is information about our nominees for the Board. All of the incumbent nominees were elected by our shareholders at the 2013 annual meeting, with the exception of (i) Gary L. Cowger and Douglas M. Suliman, Jr., who were appointed on June 19, 2013 to fill vacancies on the Board after the Board increased its size to seven members, and (ii) Harold M. Karp, who was appointed on January 23, 2014 to fill a vacancy on the Board after Steven J. Lebowski's December 31, 2013 resignation. The Board is currently interviewing candidates to add an additional independent director to the Board as a result of Zachary E. Savas's January 20, 2014 resignation, but has reduced the current size of the Board to six persons for now.

Name of Director	Age	Position	Director Since
Stephanie H. Boyse	45	Director	2013
James J. Connor	62	President, Chief Executive Officer, Secretary and Director	2011
Gary L. Cowger	66	Director	2013
Harold M. Karp	57	Director	2014
Terence C. Seikel	56	Director	2009
Douglas M. Suliman, Jr.	58	Director	2013
If elected, each nominee would be entitled to serve until the 2015 annual meeting of shareholders and until his or her successor is elected and qualified, or until his or her earlier resignation or removal.
Stephanie H. Boyse currently serves on our Governance and Nominating Committee and Compensation Committee (Chairperson). She has served as President and Chief Executive Officer of Brazeway, Inc., a manufacturer of frost-free evaporators for household refrigeration and extruded aluminum tubing and heat transfer components for the heating, ventilation and air conditioning, appliance and automotive industries, since 2007. She started with Brazeway in December 1991. Her career began in sales and marketing followed by positions in operations, human resources, and licensing and acquisitions. Before being named President of Brazeway in 2000, she spent two years in Mexico starting up Brazeway’s first Mexican manufacturing operation in Monterrey. She has been a member of United Bank & Trust’s board and a member of the board of its parent, United Bancorp, Inc., since 2008.
James J. Connor has served as our President and Chief Executive Officer and a director since July 2011 and as our Secretary since January 2011. Mr. Connor served as our Vice President and Chief Financial Officer from January 2010 until October 2011 and as our Treasurer from January 2010 to January 2011. From 2005 until December 2009, Mr. Connor was a managing director of BBK, Ltd., a business and turnaround management consulting firm, where he worked with automotive suppliers and other manufacturing companies to help them develop and implement their product, financial and operating strategies. From 2000 to 2005, Mr. Connor served as President and Chief Executive Officer of Newcor, Inc., a manufacturer of precision-machined components and related products for the automotive, heavy truck, agricultural and appliance industries. Mr. Connor joined Newcor in 1999 as Vice President and Chief Financial Officer. Before joining Newcor, Mr. Connor served as Vice President and Chief Financial Officer for Rockwell Medical Technologies, Inc. from 1996 to 1999. From 1991 to 1996, Mr. Connor served as President of Glacier Vanderwell, Inc., an engine bearing manufacturer. Mr. Connor is an active member of the Turnaround Management Association, The American Institute of Certified Public Accountants, and the Michigan Association of Certified Public Accountants.
Gary L. Cowger currently serves on our Governance and Nominating Committee (Chairman). He has served since November 2009 as Chairman and Chief Executive Officer of GLC Ventures, LLC, a general consulting services company. He retired as Group Vice President of Global Manufacturing and Labor Relations for General Motors Corporation in December 2009, a position that he held since April 2005. Mr. Cowger began his career with General Motors Corporation in 1965 and held a range of senior leadership positions in businesses and operations in several countries, including President of GM North America, Chairman and Managing Director, Opel, AG, and President of GM de Mexico. General Motors Corporation filed for bankruptcy protection under Chapter 11 of the Federal Bankruptcy Code in 2009. In 2006, he was elected to the National Academy of Engineering and served as the Co-Chair of the Martin Luther King Memorial Foundation’s Executive Leadership Cabinet. He has been a director of Delphi Automotive PLC since November 2009 and a director of Titan International, Inc. since January 2014. He is the immediate past Chairman of the Board of Trustees of Kettering University and is on the Board of Trustees of the Center for Creative Studies.
Harold M. Karp currently serves on our Audit Committee and Governance and Nominating Committee. Mr. Karp is currently a self-employed consultant providing operational analysis to third parties. He was employed either by The Alpine Group, Inc. or one of its portfolio companies from 1995 to 2013, serving in various senior operating positions. The Alpine Group, Inc. is an investment firm, which is in the process of liquidation, that operated and actively managed companies in the specialty materials, coatings, wire and cable products and electronic components sectors. Most recently, Mr. Karp served as President and Chief Operating Officer from February 2007 to December 2013 of Wolverine Tube, Inc., a company The Alpine Group, Inc. was invested in, which manufactured custom engineered products providing thermal management solutions to the heating, ventilation, air conditioning, refrigeration, appliance, electronic cooling and petrochemical markets. Wolverine Tube, Inc. filed for bankruptcy protection under Chapter 11 of the Federal Bankruptcy Code in November 2010, emerged as a private company in June 2011 and was sold in pieces between April 2012 and July 2013, with Mr. Karp remaining employed through a transition period ending in December 2013. He also served from 2003 to 2007 as President and Chief Operating Officer of Essex Electric, Inc., an electrical wire manufacturer in which The Alpine Group, Inc. invested.
Terence C. Seikel currently serves on our Audit Committee (Chairman) and Compensation Committee. He has served since January 2005 as President and Chief Executive Officer of Defiance Partners, LLC, a private investment firm, which he founded. Mr. Seikel also serves as President and Chief Executive Officer of A.R.E. Accessories, a supplier of painted, fiberglass caps and tonneau covers for pickup trucks, and as Chairman of The Applied Group, Inc., an engineering firm servicing the automotive, defense and solar power industries. From April 1999 until February 2005, he served as President and Chief Executive Officer and a member of the Board of Managers of Advanced Accessory Systems, LLC, a designer, manufacturer and supplier of towing and rack systems and related accessories for the automotive market, and from January 1996 until April 1999 he served as Vice President of Finance and Administration and Chief Financial Officer of Advanced Accessory Systems, LLC. From

1985 to 1996 he was employed by Larizza Industries, Inc., a publicly-held supplier of interior trim to the automotive industry, in various capacities, including Chief Financial Officer. From 1983 to 1985 he was controller for Mr. Gasket Company, a publicly-held supplier to the automotive aftermarket. From 1979 to 1983, Mr. Seikel was a CPA with KPMG, where he served a number of manufacturing clients.
Douglas M. Suliman, Jr. currently serves on our Compensation Committee and Audit Committee. He is a private investor and has also served since February 2011 as President of Breton Capital Management, LLC, a special situation private equity investment management firm. Mr. Suliman has also served since February 2011 as the Managing Member of Breton Funding SE, LLC, which has majority control of SmartEquip, Inc., an e-commerce network service provider for global equipment manufacturers and their large mobile equipment fleet customers. From February 2006 until December 2009, Mr. Suliman was Managing Member of NR Investments, LLC, a special purpose entity formed to invest in creditor claims. From June 2003 until August 2006, he served as Co-Chairman and Executive Director of NationsRent, Inc., a construction equipment rental company. Mr. Suliman is currently a member of the Trust Board of the Tufts Medical Center, a not-for-profit teaching and research hospital based in Boston, Massachusetts.
Qualifications of Directors and Nominees
The following is a brief discussion of the specific experience, qualifications, attributes or skills that led to the conclusion that our directors and nominees should serve as our directors at this time:
We believe that our directors and nominees have an appropriate balance of knowledge, experience, attributes, skills and expertise required for our Board as a whole and that we have sufficient independent directors to comply with applicable law and regulations and to have a majority of independent directors. We believe that our directors have a broad range of personal and professional characteristics including leadership, management, business, manufacturing, marketing, financial, business transformation and public company regulatory and compliance experience and abilities to act with integrity, sound judgment and collegiality, to consider strategic proposals, to assist with the development of our strategic plan and oversee its implementation, to oversee our risk management efforts and executive compensation, to provide leadership, to commit the requisite time for preparation and attendance at board and committee meetings and to provide required expertise on board committees.
In addition, five of our six directors are independent under Nasdaq standards (Mr. Connor being the only exception) and our Governance and Nominating Committee believes that these directors are independent of the influence of any particular shareholder or group of shareholders whose interests may diverge from the interests of our shareholders as a whole.
We believe that each director or nominee brings a strong background and set of skills to our Board, giving the Board as a whole competence and experience from a wide variety of areas.
Ms. Boyse has extensive industry, international, leadership, management, manufacturing and marketing experience as well as strategy expertise, all through her service to Brazeway, Inc. Her diverse range of experiences includes positions with Brazeway, Inc. in sales, marketing, operations, human resources, licensing and acquisitions, and starting up a manufacturing operation in Mexico. Her leadership and strategy expertise is exhibited not only through her role as President and Chief Executive Officer of the world’s largest manufacturer of frost-free evaporators for household refrigeration, but also through her board position with United Bank & Trust and United Bancorp, Inc.
Mr. Connor has executive management and leadership experience with our Company and extensive knowledge of the day to day operation of our Company and its industry, business, operations, products, customers and markets, as our President and Chief Executive Officer and as our former Chief Financial Officer. He also has extensive experience in finance, manufacturing and turnaround management, including as a managing director of a business and turnaround management consulting firm, as President, Chief Executive Officer and Chief Financial Officer of a manufacturer of precision-machined components and related products for the automotive, heavy truck, agricultural and appliance industries and as Chief Financial Officer for a public company.

Mr. Cowger has extensive leadership, manufacturing and public company experience, including as Group Vice President of Global Manufacturing and Labor Relations for General Motors Corporation, President of GM North America, Chairman and Managing Director, Opel, AG, President of GM de Mexico as well as being a director of Delphi Automotive PLC and Titan International, Inc. Through his extensive experience in the automotive industry across global markets, Mr. Cowger provides industry and operational expertise and strengthens the Board of Directors’ global perspective.
Mr. Karp has merger and acquisitions/divestitures, industry, leadership, manufacturing, operational and restructuring experience, including as President and Chief Operating Officer of Wolverine Tube, Inc., a manufacturer and distributor of fabricated copper components and metal joining products, which enhance performance and energy efficiency in applications such as commercial and residential heating, ventilation and air conditioning, refrigeration, and home appliances. He has seen Wolverine Tube, Inc. through a bankruptcy restructuring plan and subsequent separate sales of its divisions. He also has manufacturing experience in various senior operating positions with various portfolio companies of The Alpine Group, Inc., including as President and Chief Operating Officer of Essex Electric, Inc. His extensive career provides us with industry and operations knowledge that compliments the Board's existing array of experience.
Mr. Seikel has extensive experience in finance, including as Chief Financial Officer of a publicly-traded automotive supplier, as Chief Executive Officer and Chief Financial Officer of a company with publicly-traded debt and as a former CPA with KPMG LLP. He also has extensive executive management and leadership experience, including as Chief Executive Officer or Chief Financial Officer of automotive suppliers and manufacturers and of a private investment firm and as an officer of an engineering firm. Our Board has determined that Mr. Seikel is an Audit Committee financial expert.
Mr. Suliman has extensive corporate restructuring, mergers and acquisition, capital formation and public company experience, including as a board member and executive officer of NationsRent, Inc., a company with publicly issued debt. NationsRent faced liquidation at the time the entity was controlled by Mr. Suliman and The Baupost Group began acquiring control of the company. NationsRent was subsequently sold for approximately $1 billion. He previously served on the board of directors of numerous public companies and is a past Trustee and Chairman of the Investment Committee of The Charles River School. Mr. Suliman is also the largest shareholder among our current directors.
Vote Required and Board Recommendation
From the persons duly nominated, directors will be elected by plurality vote of the holders of Class B Common Stock, entitled to vote and present or represented at the meeting. This means that, regardless of the number of shares of Class B Common Stock not voted for a nominee, the six nominees who receive the most votes will be elected.
OUR BOARD OF DIRECTORS RECOMMENDS THAT HOLDERS OF CLASS B COMMON STOCK VOTE “FOR” THE ELECTION OF ALL OF OUR NOMINEES NAMED ABOVE.
INFORMATION CONCERNING THE BOARD OF DIRECTORS
Corporate Governance Guidelines
We are committed to sound corporate governance principles as such principles are essential to our reputation and to the ethical conduct of our business and our relationship with others. The Board has adopted corporate governance guidelines that we believe assist the Board to maximize shareholder value in a manner consistent with high standards of integrity. We review and update our governance practices based on the standards of The Nasdaq Stock Market LLC, legal requirements, rules and regulations promulgated by the Securities and Exchange Commission and best practices recommended by governance authorities.

Several of our significant corporate governance practices include:

•	the Board has determined that a majority of the directors must be independent;

•	the Audit Committee, Governance and Nominating Committee and Compensation Committee consist solely of independent directors;

•	the Board has implemented a policy that our directors may serve on a limited number of public company boards (subject to specific board approval);

•
the Board has adopted a “say on pay” policy that at each annual meeting of shareholders, shareholders will have the opportunity to vote on a resolution calling for a non-binding advisory vote on the executive compensation as described in our proxy statement. The outcome of the shareholder advisory vote is considered by the Board and the Compensation Committee as they consider compensation policies and procedures going forward; and

•	the Board generally has at least six regularly scheduled meetings per year and holds additional special meetings as necessary.
Our corporate governance guidelines are available at the “Investor Relations” section of our website at www.tecumseh.com. We are not including information contained on or available through our website as part of, or incorporating such information by reference into, this proxy statement/prospectus.
Board Independence
We determine director independence by applying the definition of independence contained in the applicable rules of The Nasdaq Market LLC, both for purposes of Nasdaq’s rule requiring that a majority of a board consist of independent directors and its rules requiring the Audit Committee, Governance and Nominating Committee and Compensation Committee to be made up entirely of independent directors. Applying that definition, our Board determined the following:

•
Stephanie H. Boyse, Gary L. Cowger, Harold M. Karp, Terence C. Seikel and Douglas M. Suliman, Jr., each a current director, and Steven J. Lebowski, a director in 2013 until his resignation effective December 31, 2013, and Zachary E. Savas, a director in 2013 until his resignation effective January 20, 2014, are each an independent director.

•	James J. Connor, a current director, is not an independent director. Mr. Connor is our President, Chief Executive Officer and Secretary, one of our current officers.

•
Kent B. Herrick, a director until his resignation in January 2013, was not an independent director. Mr. Herrick was our Chairman of the Board, one of our former officers and a member of the board of trustees and a paid employee of the Herrick Foundation.

There were no transactions, relationships or arrangements considered by the Board under the Nasdaq independence definition in determining the independence of the directors and nominees identified above as independent.
All directors who are, or at any time during 2013 were, members of the Audit Committee, the Governance and Nominating Committee or the Compensation Committee were independent throughout their respective periods of service on those committees.
Board and Committee Meetings; Annual Meeting Attendance
We held thirteen board meetings during 2013. The Audit Committee met five times, the Governance and Nominating Committee met six times and the Compensation Committee met nine times in 2013. Each current director attended at least 75% of the total of all board meetings and all meetings of board committees on which such director served during 2013. We encourage the directors to attend the Company’s annual meeting of shareholders. All five of the directors who held office at that time attended the 2013 annual meeting.
Committees of the Board
Our Board has three standing committees: an Audit Committee, a Governance and Nominating Committee and a Compensation Committee. The Board has adopted, and may amend from time to time, a written charter for the Audit Committee, Governance and Nominating Committee, and Compensation Committee.
Audit Committee
The Audit Committee assists the Board with its oversight of:

•	management’s conduct of the financial reporting process;

•	the integrity of our financial statements;

•	compliance with legal and regulatory requirements, including the requirements of the Sarbanes-Oxley Act of 2002;

•	the independence and qualifications of the outside auditor; and

•	the performance of our internal audit function and outside auditor.
The Board has adopted a written charter for the committee, a current copy of which can be accessed via the “Investor Relations” section of our website, located at www.tecumseh.com. We are not including information contained on or available through our website as part of, or incorporating such information by reference into, this proxy statement/prospectus.
Under the terms of its charter, the Audit Committee is comprised of at least three directors, designated by and serving at the pleasure of the Board. In 2013, the Audit Committee met five times. The Audit Committee was comprised during 2013 of three directors, Messrs. Lebowski, Savas and Seikel (Chairman), until Mr. Lebowski's resignation effective December 31, 2013, at which time Mr. Suliman became a member of the Audit Committee. Mr. Savas resigned effective January 20, 2014 and Mr. Karp then became a member of the Audit Committee. The Audit Committee is currently comprised of Messrs. Karp, Seikel (Chairman) and Suliman. This composition of the Audit Committee satisfied the independence requirements of the Securities Exchange Act of 1934 and the rules of the Securities and Exchange Commission, as well as the independence and experience requirements of The Nasdaq Market LLC and our Corporate Governance Guidelines. The Board has also determined that the Chairman of the Committee, Mr. Seikel, is an “audit committee financial expert” as defined in the Securities and Exchange Commission rules.
Audit Committee Report
Our Committee oversees our financial reporting process on behalf of the Board and is comprised of outside directors who are independent within the meaning of, and meet the experience requirements of, the applicable SEC and Nasdaq rules. Management has primary responsibility for the financial statements, reporting processes and system of internal controls. In fulfilling our oversight responsibilities, we reviewed the audited financial statements for the year ended December 31, 2013 and discussed them with management, including a discussion of the quality, not just the acceptability, of the accounting principles, reasonableness of significant judgments and clarity of disclosures in the financial statements.
In performing our oversight function, we also discussed with the independent accountant the matters required to be discussed by Auditing Standard No. 16, as amended (Communication with Audit Committees), as adopted by the Public Company Accounting Oversight Board (United States), the rules of the SEC, and other applicable regulations, which include, among other items, matters related to the conduct of the audit of our financial statements. In addition, we received from the independent accountant the written disclosures and letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the audit committee concerning independence and we discussed their independence with them.
Based on the reviews and discussions referred to above and such other considerations as we determined to be appropriate, we recommended to the Board (and the Board approved) that the audited financial statements for the year ended December 31, 2013 be included in our annual report on Form 10-K for that year for filing with the SEC.
Presented by the members of the Audit Committee of the Board of Directors:
Terence C. Seikel, Chairman
Harold M. Karp
Douglas M. Suliman, Jr.

Governance and Nominating Committee
During 2013, the Governance and Nominating Committee, which was comprised of Messrs. Lebowski, Savas (Chairman) and Seikel, until February 11, 2013, and was comprised of Ms. Boyse (Chairperson) and Messrs. Lebowski and Savas from February 11, 2013 until June 19, 2013, when Mr. Cowger was added to the committee, met six times. Mr. Lebowski resigned as a director and a member of the committee effective December 31, 2013. Mr. Savas resigned as a director and a member of the Committee effective January 20, 2014 and Mr. Karp replaced him as a member of the Committee and Mr. Cowger became Chairman of the Committee instead of Mrs. Boyse.
The Board has adopted a written charter for the Committee, a current copy of which can be accessed via the “Investor Relations” section of our website located at www.tecumseh.com. We are not including information contained on or available through our website as part of, or incorporating such information by reference into, this proxy statement/prospectus.
Under the terms of its charter, the mission of the Governance and Nominating Committee includes the following:

•	reviewing with the Board the appropriate skills and characteristics required of board members in the context of the then current composition and needs of our Board as well as our circumstances; and

•	making recommendations to the Board concerning candidates for nomination and election or reelection to the Board.
As discussed above, one function of the Governance and Nominating Committee is to make recommendations on nominations for the Board. The Committee’s charter does not set out specific minimum qualifications that must be met in order for the Governance and Nominating Committee to recommend any nominee to the Board. The committee reviews with the Board the appropriate skills and characteristics required of directors in the context of the then current composition and needs of our Board as well as the circumstances of the Company in order to recommend suitable candidates.
The Governance and Nominating Committee uses a subjective process for identifying and evaluating nominees for director, based on the information available to, and the subjective judgments of, the members of the Governance and Nominating Committee and our then current needs for our Board as a whole, although the Committee does not believe there would be any difference in the manner in which it evaluates nominees based on whether the nominee is recommended by a shareholder. The Committee identifies potential nominees through recommendations made by executive officers, non-management directors, third-party recruiting firms and shareholders.
During 2013, the Committee received two recommendations from Roumell Asset Management, LLC, currently a former significant holder of our Class B Common Shares, for candidates to become one of our directors, including Mr. Suliman. Also during 2013, Scott L. Barbee, the President and sole shareholder of Aegis Financial

Corporation, currently a holder of 14.9% of our Class B Common Shares (see “Share Ownership – 5% Class B Shareholders” above), requested that our Board initiate a search process to identify two qualified and experienced independent individuals for addition to our Board. The committee interviewed nine candidates discovered during its search efforts. After the committee’s review of the candidates’ references, background and willingness to serve and interviews with several candidates, the committee ultimately recommended that the Board appoint Messrs. Cowger and Suliman to fill the vacancies on the Board created by the Board’s expansion of its size to seven members. Mr. Cowger was initially recommended to the committee by a non-management director.
At the 2013 annual meeting of shareholders, unlike our other nominees, Mr. Savas had more votes withheld from his election as a continuing director than he had votes cast in favor of his election, despite proxy advisory firms recommending votes in favor of Mr. Savas’ election. Mr. Savas resigned as one of our directors effective January 20, 2014.
As described above, Roumell Asset Management’s pre-meeting Board restructuring proposal was substantially accomplished after the annual meeting, with the addition of Messrs. Cowger and Suliman (who had been recommended by Roumell Asset Management) to the Board. As described in this proxy statement/prospectus, we are also proposing for approval by shareholders a recapitalization that had been sought by some of our shareholders (see Proposal 2). In addition, Mr. Roumell and Roumell Asset Management have sold all of their holdings in our company since the last annual meeting.
The Board, including the new directors, has determined not to combine the offices of CEO and Chairman so as to be more consistent with current good governance practices. See “Board Leadership Structure and Role in Risk Oversight” below.
During 2013 and 2014, the Committee received recommendations from the then existing Board members, interviewed two candidates discovered during its search efforts, and ultimately selected Mr. Karp to fill the vacancy on the Board after Mr. Lebowski’s resignation. The Board is currently reviewing candidates’ references, background and willingness to serve and interviewing additional candidates to add an additional independent director after Mr. Savas’s resignation.
The Governance and Nominating Committee considers the needs for the Board as a whole when identifying and evaluating nominees and, among other things, considers diversity in background, age, experience, qualifications, attributes and skills in identifying nominees, although it does not have a policy regarding the consideration of diversity. See “Qualifications of Directors and Nominees” for a description of the diversity of our current directors. The committee generally evaluates new candidates based on their resumes and through references, background checks and personal interviews.
The Committee will consider shareholder suggestions for nominees for director (other than self-nominations). In order to be considered by the Committee as a board nominee at next year’s annual meeting, all shareholder suggestions must be received before December 31, 2014. Any shareholder who wishes to make a suggestion should submit it in writing to:
Governance and Nominating Committee
c/o Secretary
5683 Hines Drive
Ann Arbor, Michigan 48108
Our Board also determined in 2013 that it would be beneficial for our company to reorganize our Class A and Class B shares into one class of stock, and, as expected, is presenting the recapitalization proposal to shareholders for approval at the annual meeting of shareholders. See “Proposal No. 2 – The Recapitalization Proposal” in this proxy statement/prospectus.
Compensation Committee
The Compensation Committee met nine times during 2013.

The Board has adopted a written charter for the Committee, a current copy of which can be accessed via the “Investor Relations” section of our website, located at www.tecumseh.com. We are not including information contained on or available through our website as part of, or incorporating such information by reference into, this proxy statement/prospectus.
Under the terms of its charter, the purpose of the Compensation Committee is to assist the Board in its oversight of our compensation policies and procedures. The Compensation Committee’s authority includes:

•	reviewing the objectives and goals of our officer compensation programs and policies, including annual and long-term performance goals, and making recommendations to the Board;

•	reviewing employment, compensation and benefits of our officers and making recommendations to the Board;

•	evaluating, at least annually, the performance of our Chief Executive Officer and recommending to the Board his compensation;

•	after consultation with our Chief Executive Officer, evaluating the performance of, and recommending to the Board the compensation for, our executive officers other than the Chief Executive Officer;

•
administering all plans and programs under which our officers or directors are compensated, other than plans and programs that the Board expressly specifies are to be administered by another person; and

•
exercising oversight with respect to our compensation philosophy and the operation of our officer and director compensation programs to determine whether they are fulfilling their purposes as well as considering and making recommendations to the Board concerning changes or new compensation programs the Committee believes would benefit us and our shareholders.

The Committee’s charter does not provide for delegation of the Committee’s authority or responsibilities, except that the Compensation Committee has delegated responsibility for overseeing the performance of our pension plan investment managers to a management benefits committee. This benefits committee informs the Compensation Committee of its reviews annually and whenever requested by the Compensation Committee.
The Board has also provided the Committee with the following additional specific responsibilities and authority:

•	The Committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other advisor.

•	The Committee is directly responsible for the appointment, compensation and oversight of the work of any compensation consultant, legal counsel or other adviser retained by the Committee.

•
We must provide for appropriate funding, as determined by the Committee, for payment of reasonable compensation to a compensation consultant, legal counsel or any other adviser retained by the Committee.

•
The Committee may select, or receive advice from, a compensation consultant, legal counsel or other adviser to the Committee, other than in-house legal counsel, only after taking into consideration the following factors: (i) the provision of other services to us by the person that employs the compensation consultant, legal counsel or other adviser, (ii) the amount of fees received from us by the person that employs the compensation consultant, legal counsel or other adviser, as a percentage of the total revenue of the person that employs the compensation consultant, legal counsel or other adviser, (iii) the policies and procedures of the person that employs the compensation consultant, legal counsel or other adviser that are designed to prevent conflicts of interest, (iv) any business or personal relationship of the compensation consultant, legal counsel or other adviser with a member of the Compensation Committee, (v) any of our stock owned by the compensation consultant, legal counsel or other adviser, and (vi) any business or personal relationship of the compensation consultant, legal counsel, other adviser or person employing the adviser with one of our executive officers.
The above authority does not require the Committee to implement or act consistently with the advice or recommendations of the compensation consultant, legal counsel or other adviser to the committee. The above independence assessment does not require that the compensation consultant, legal counsel or other compensation adviser be independent, only that the Committee consider the listed factors before selecting, or receiving advice from, a compensation adviser. The above independence assessment is not required for a compensation adviser that acts in a role limited to (i) consulting on any broad-based plan that does not discriminate in scope, terms, or operation, in favor of our executive officers or directors and that is available generally to all salaried employees, or (ii) providing information that either is not customized for us or that is customized based on parameters that are not developed by the adviser and about which the adviser does not provide advice.
In determining the salaries of the executives other than the Chief Executive Officer, the Committee considers recommendations made by the Chief Executive Officer. Additionally, in 2013, the Committee directly engaged Exequity, LLP to provide advice to the Compensation Committee and the Board on executive compensation. During 2013, Exequity, LLP performed surveys of competitive peer group compensation and consulted with the Committee regarding salaries and short and long-term incentive compensation awards and assisted us in computing Black Scholes values for outstanding stock appreciation rights. Exequity, LLP is responsible directly to the Compensation Committee. It performed no other work for us or our affiliates.
In March 2013 and February 2014, the Committee considered the independence of Exequity, LLP in light of SEC rules and Nasdaq listing standards. The Committee requested and received a letter from Exequity, LLP addressing the consulting firm’s independence, including the factors described above relating to the Committee’s independence review of compensation advisers. The Committee discussed these considerations and concluded that the work of this consultant did not raise any conflict of interest.
Compensation Committee Interlocks and Insider Participation
Messrs. Steven J. Lebowski (Chairman), Zachary E. Savas and Terence C. Seikel served on the Compensation Committee in 2013 until February 11, 2013. From February 11, 2013 until June 19, 2013, Messrs. Steven J. Lebowski (Chairman) and Terence C. Seikel and Ms. Stephanie H. Boyse served on the Compensation Committee. Since June 19, 2013, Messrs. Steven J. Lebowski (Chairman), Terence C. Seikel and Douglas M. Suliman, Jr. and Ms. Stephanie H. Boyse have served on the Compensation Committee, until Mr. Lebowski's resignation effective December 31, 2013, at which time Ms. Boyse became Chairman of the Committee. No one who served on the Compensation Committee in 2013 is or ever has been an officer or employee of Tecumseh Products Company or any of our subsidiaries. In 2013, none of our executive officers served on a board or compensation committee (or other committee serving an equivalent function) of any other entity with an executive officer that served on our Board or Compensation Committee.
Communications with the Board of Directors
Shareholders may send communications to the Board, the Chairman of the Board or the Audit Committee by mailing them to:
Board of Directors
c/o Secretary
Tecumseh Products Company
5683 Hines Drive
Ann Arbor, Michigan 48108

Shareholders may also e-mail communications to the Board by using the e-mail address provided in the “Investor Relations” section of our website at www.tecumseh.com.
The Secretary will review each communication and, after consulting with the Chairman of the Board, if he thinks it advisable, will forward the communication to the person he deems appropriate to deal with it. The Secretary reviews communications to ensure that inappropriate matters, such as marketing materials and non-substantive matters are removed.
Board Leadership Structure and Role in Risk Oversight
Our current Chief Executive Officer, Mr. Connor, is a director. Our Board of Directors intends to appoint an independent director as our Chairman of the Board, but will make that appointment later. Our Chairman of the Board will preside at all meetings of the shareholders and the Board at which he is in attendance. We have determined that this structure is appropriate to provide for separation of the offices of Chief Executive Officer and our Chairman of the Board, in accordance with good governance practices, to provide for an independent presider over our Board and shareholder meetings, as well as to help provide for independent oversight of management.
Assessing and managing risk is the responsibility of our management. Our Board of Directors oversees and reviews certain aspects of our internal controls, including controls over risks facing us. This oversight is administered primarily though the following:

•
the Board’s review and approval of our annual business plan (prepared and presented to the Board by the Chief Executive Officer and other management), including the projected opportunities and risks and challenges facing our business each year;

•	at least quarterly review of our business developments, business plan implementation and financial results;

•
our Audit Committee’s oversight of our internal controls over financial reporting and its discussions with management and the independent accountants regarding the quality and adequacy of our internal controls and financial reporting (and related reports to the full Board); and

•	our Compensation Committee’s reviews and recommendations to the Board regarding our executive officer compensation and its relationship to our business plans.
Discussions regarding risk and risk management are generally led by our Chief Financial Officer, who makes presentations at the Board meetings and at Audit Committee meetings. The Board has consolidated risk management, governance and internal audit functions and directed that the Chief Financial Officer oversee these functions, reporting to the Chief Executive Officer as well as the Audit Committee and the Board. Our Board’s role in risk oversight has not, to date, had a direct effect on the Board’s leadership structure.
Code of Conduct
We have adopted the Tecumseh Products Company Corporate Policy, including a Code of Conduct, Ethics Reporting Policy and Code of Ethics for Financial Managers, which is a code of ethics that generally applies to all of our directors, officers and employees, although some parts only apply to employees or a specified group of employees, including our principal executive officer, principal financial officer and principal accounting officer or controller. A current copy of the Corporate Policy can be accessed via the “Investor Relations” section of our website, located at www.tecumseh.com. We intend to satisfy the disclosure requirement under Item 5.05 of Form 8‑K regarding an amendment to, or a waiver from, a provision of our code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions and that relates to any element of the code of ethics definition enumerated in Item 406(b) of the SEC’s Regulation S‑K by posting such information on our Internet website, in the “Investor Relations” section at www.tecumseh.com. We are not including information contained on or available through the company’s website as part of, or incorporating such information by reference into, this proxy statement/prospectus.

Transactions with Related Persons
The Board recognizes that related person transactions present a heightened risk of conflicts of interest and/or improper valuation (or the perception thereof) and has determined that the Audit Committee is best suited to review and approve related person transactions. Our Audit Committee’s charter requires it to review, on an ongoing basis, related party transactions required to be disclosed in our public filings for potential conflict of interest situations and requires all such transactions to be approved by the Committee or another independent body of the Board.
Generally, if the actual activity provides no evidence of more favorable treatment than arm’s length transactions or other actions that could be detrimental to the Company, the transactions are approved, with or without conditions. Arm’s length transactions are generally transactions in which both parties are acting in their own self-interest and are not subject to any pressure or duress from the other party.
The related party transactions described below have been reviewed and approved by the Audit Committee or another independent body of the Board. On March 1, 2013 and February 28, 2014, the Committee approved the ongoing business with United Refrigeration and its subsidiaries. In January 2014, an internal audit concluded that 2013 sales activity with United Refrigeration was conducted appropriately and on arm’s length terms, and the results of that audit were communicated to the Audit Committee. John H. Reilly, III is the non-executive Chairman of the Board and the majority owner of United Refrigeration, Inc., one of the largest distributors of refrigeration, air conditioning and heating parts and equipment worldwide. On November 8, 2012, Mr. John H. Reilly, III filed a Schedule 13D amendment, indicating that, at that time, he, as representative of his father’s estate, was a beneficial owner of 9.8% of the outstanding shares of our Class B Common Stock held by the Estate of John H. Reilly, Jr. During 2011, in the ordinary course of business, sales to United Refrigeration, Inc. and its affiliates amounted to approximately $26.5 million, or approximately 3.1% of our consolidated sales. During 2012, in the ordinary course of business, sales to United Refrigeration, Inc. and its affiliates amounted to approximately $21.1 million, or approximately 2.5% of our consolidated sales. During 2013, in the ordinary course of business, sales to United Refrigeration, Inc. and its affiliates amounted to approximately $18.8 million, or approximately 2.3% of our consolidated sales. In 2014, through January 31, 2014, sales to United Refrigeration, Inc. and its affiliates amounted to approximately $1.6 million.
Section 16(a) Beneficial Ownership Reporting Compliance
Directors, certain officers, and beneficial owners of more than 10% of the Class B shares are required to file reports about their ownership of our equity securities under Section 16(a) of the Securities Exchange Act of 1934 and to provide copies of the reports to us. Based on the copies we received and on written representations from the persons we know are subject to these requirements, we believe all 2013 filing requirements were met.

PROPOSAL NO. 2 — THE RECAPITALIZATION PROPOSAL
The description of the material terms of the recapitalization set forth below is not intended to be a complete description of the recapitalization. We urge all shareholders to read the proposed amendment to the articles of incorporation attached to this proxy statement/prospectus as Annex A in its entirety.
Structure of the Recapitalization
The recapitalization will be effected through an amendment to the articles of incorporation. The proposed amendment is included in this proxy statement/prospectus as Annex A. If the recapitalization is approved and effected, each nonvoting share of Class A Common Stock will be reclassified and converted into one Common Share, entitled to one vote per share, and each share of voting Class B Common Stock will be reclassified and converted to one Common Share, entitled to one vote per share. As a result of the recapitalization, we will have a single class of Common Shares, with each share entitled to one vote.
As of March 5, 2014, there were 13,401,938 shares of Class A Common Stock outstanding and 5,077,746 shares of Class B Common Stock outstanding. If the recapitalization is effected, we will issue 13,401,938 new Common Shares in respect of the currently outstanding Class A Common Stock, which would be exchanged for new Common Shares at a one to one exchange ratio, and 5,077,746 new Common Shares in respect of the currently outstanding Class B Common Stock, which would be exchanged for new Common Shares at a one to one exchange ratio.
Background of the Proposed Recapitalization
We currently have a dual-class capital structure, consisting of Class A Common Stock, which does not have voting rights, except as required by law or the articles of incorporation, and Class B Common Stock, which has one vote per share in the election of directors and other corporate matters requiring a shareholder vote, subject to the Class A Protection Provision in our Articles of Incorporation. We believe that this dual-class capital structure is no longer in the best interests of all shareholders.
The dual-class capital structure was established on April 22, 1992. It was implemented to provide the Company with additional flexibility while balancing the control and liquidity concerns of the Herrick Foundation and other Herrick family interests, our largest shareholders at the time. Specifically, the dual-class capital structure was intended to allow:

•
us to issue equity securities in connection with acquisitions and to raise equity capital or to issue convertible debt or convertible preferred stock as a means to finance future growth without diluting the voting power of the Herrick family interests and other Class B shareholders; and

•	holders of our common stock to sell or otherwise dispose of shares of common stock while maintaining their voting positions.
At the time the dual-class structure was implemented, the Board determined that the potential benefits that it believed would result from the structure would outweigh any potential disadvantages.
On January 17, 2013, Kent B. Herrick resigned as one of our directors. Mr. Herrick was the last of the Herrick family members serving as one of our officers or directors; subsequently, the Herrick family has indicated that it may be interested in selling its shares, including through inquiries from their broker about selling their shares and the impact of the Class A Protection Provision in our articles of incorporation on those sales and through discussions with Todd and Kent Herrick in connection with our exploration of strategic alternatives. In addition, on January 22, 2013, Roumell Asset Management, LLC, a former significant holder of our Class B Common Shares, sent a letter to our Board (attached as Exhibit 7.03 to Amendment No. 1 to its Schedule 13D), including recommending that the Board announce its intentions indicating “that it will at some point in the near future put forth a plan to collapse the A/B share classes into one share class.”

Also, on June 28, 2013, Todd W. Herrick sent a letter to our Board urging us to act promptly to reorganize Class A and Class B shares into one class of stock, stating that the reorganization was one urgently needed corporate governance item that was not addressed in our May 13, 2013 investor update of strategic initiatives and that this reorganization was necessary to create enhanced value for our shareholders. Based on earlier discussions with his broker, he may also have been concerned about the impact of the Class A Protection Provision in our articles of incorporation on potential block sales of his Class B shares, since the Herricks do not own any Class A shares. He urged us to act promptly to reorganize the Class A and Class B shares into one class of stock, including promptly calling a special meeting of shareholders to approve the reorganization. We responded to Mr. Herrick in letters dated July 12, 2013 and July 25, 2013 indicating that we had previously announced our intention to present a plan to eliminate the two classes of shares by the 2014 annual meeting of shareholders and that we appreciated his support of a plan to combine the shares, but after considering the additional time, expense and management distraction required to conduct a special meeting of shareholders and considering that only a few months would be saved, the Board determined that it would not be in the best interests of shareholders to incur the additional costs and management time for the sole purpose of accelerating the vote on the change in share structure by such a short time. The Board considered whether an earlier reorganization would create enhanced value for all shareholders, but determined that the reorganization itself created the primary enhanced value and that the timing value of doing it only a few months earlier did not increase that value more than the costs of holding a special meeting. We are, however, presenting the recapitalization proposal in this proxy statement/prospectus for approval at the 2014 annual meeting of shareholders, as previously indicated.
Todd Herrick has told us, directly and through his broker, that he intends to vote against all management proposals at the 2014 annual meeting, including the recapitalization proposal, our director nominees and the proposed 2014 Omnibus Incentive Plan. He expressed his views to our Chief Executive Officer about what he perceives to be a lack of experience on the Board (since his son resigned), Tecumseh trying to act against his interests generally and a deterioration of Tecumseh generally since he left as an officer and director.

After extensive review and deliberation, including a review of our prior exploration of strategic alternatives and current strategic initiatives, together with information that we were receiving from some of our larger shareholders, including Mr. Herrick and Roumell Asset Management, LLC, as described above, the Board determined that we should pursue a recapitalization that would result in the elimination of our dual-class share structure. We had engaged a financial advisor to assist us in exploring our strategic alternatives, including a sale of Tecumseh, but we did not receive any offers considered adequate by the Board, and the process terminated in the second quarter of 2013. We determined that we should pursue an operational restructuring instead of a sale of the company, and that a single class of stock would be beneficial to an ongoing operating company undergoing an operational restructuring for the reasons described under “Reasons for the Proposed Recapitalization” below, including to create a more attractive investment vehicle if we ever needed to raise additional equity capital by issuing stock, to improve our corporate governance and acceptance by institutional investors as an ongoing operating company and to assist shareholders who wanted to sell their shares free of the restrictions of our Class A Protection Provision in our articles of incorporation. In our proxy statement for the 2013 annual meeting of shareholders, we said that our Board had determined that it would be beneficial for our company to reorganize our Class A and Class B shares into one class of stock and expected to have a proposal ready for presentation to shareholders for approval by the 2014 annual meeting of shareholders.

On January 28, 2014, the Board held a special meeting, with its legal and financial advisors present, to consider, among other things, a possible recapitalization transaction, effected through an amendment to the articles of incorporation. At this meeting, Stout Risius Ross, Inc. ("SRR") provided a presentation to our Board of Directors as to whether the exchange ratios of the proposed recapitalization transaction were fair, from a financial point of view, to the holders of Class A Common Stock and Class B Common Stock, on a per-share basis. A discussion on the analyses performed by SRR can be found on page 38.

In addition, the Board reviewed the profile of our shareholder base, and observed that a significant portion of our Class A shareholders were also Class B shareholders, who would therefore benefit from being able to vote their currently non-voting Class A shares, at least partially offsetting the dilution of the voting power of their voting Class B shares resulting from the recapitalization. SRR then rendered its oral opinion to the Board that as of such date and, based upon and subject to certain matters described by SRR and stated in its written opinion dated January 28, 2014, the exchange ratios of the proposed recapitalization of (i) one new Common Share issued to holders of Class B Common Stock for each share of Class B Common Stock outstanding and (ii) one new Common Share issued to holders of Class A Common Stock for each share of Class A Common Stock outstanding were fair, from a financial point of view, to the holders of Class A Common Stock and the holders of Class B Common Stock on a per-share basis.

After considering all of the information presented, having had an opportunity to ask questions of and receive answers from SRR and after discussing the merits of the proposed recapitalization in detail, the Board unanimously determined that the recapitalization is in the best interests of the company and all of its shareholders, approved the recapitalization and recommended that holders of Class A Common Stock and holders of Class B Common Stock approve the proposed recapitalization.
If the recapitalization is implemented, the holders of Class A Common Stock will control 72.5% of the resulting voting shares and the holders of Class B Common Stock will control 27.5% of the resulting voting shares.
Reasons for the Proposed Recapitalization
This summary of the factors that the Board considered in making their decisions with respect to the proposed recapitalization is not intended to be exhaustive but includes all of the material factors considered by them. In view of the wide variety of factors considered in connection with the evaluation of the recapitalization and the complexity of these matters, the Board did not find it necessary to, and did not attempt to, quantify, rank or otherwise assign relative weights to these factors. In addition, in considering the factors described below, individual directors may have given different weight to different factors.
As described above, the Board has:

•
unanimously determined that the proposed recapitalization is in the best interests of the Company and is fair and advisable to, and in the best interests of, the holders of Class A Common Stock and Class B Common Stock; and

•	unanimously recommended that the holders of both Class A Common Stock and Class B Common Stock approve the proposed recapitalization.
In reaching these conclusions, the Board consulted with our management and legal and financial advisors, considered and relied upon the analyses and presentations by SRR and their opinion, and unanimously voted to approve the recapitalization for the following reasons:

•
Closer Alignment of Economic Interests and Voting Rights. Currently, the holders of Class B Common Stock control 100% of the voting power yet represent less than 30% of the economic interest in the Company. If the two classes of shares are combined, all of the holders of the newly designated Common Shares will have voting rights that are directly proportional to their economic interests.

•
Increased Liquidity. The Board believes that the recapitalization will result in greater trading volume for the Common Shares than the historical trading volume of either of our existing two classes. The Board believes this increased liquidity will make it easier for investors to buy and sell our shares if we wish to attract new investors. The Board believes the Class B Common Stock has often traded at a historic discount to our Class A Common Stock as a result of the lack of liquidity for the shares. The recapitalization may eliminate the discounted price associated with the Class B Common Stock.

•
Elimination of Confusion Among Investors. The proposed recapitalization will result in a simplified single class, one share/one vote capital structure that will be consistent with the capital structure of the vast majority of publicly traded American corporations, which the Board believes will eliminate confusion about our capital structure among investors.

•
Creation of a More Attractive Financing Vehicle. We believe, based on discussions with current and former financial advisors, the change to a single, more liquid class of common stock and the elimination of the historical disparity in trading prices and voting rights of our two existing classes of common stock will make our common shares more attractive to investors if we ever determine to raise capital by issuing our common shares.

•
Elimination of Class A Protection Provision as Impediment to Sale. The Class A Protection Provision in our articles of incorporation protects Class A shareholders because it generally requires a person who acquires more than 10% of the Class B Common Stock to make a tender offer for Class A Common Stock on specified terms. As a result of the recapitalization and proposed amendment to our articles of incorporation, the Class A Protection Provision will be eliminated if the proposed recapitalization is approved and consummated.

•
Improved Corporate Governance and Increased Acceptance by Institutional Investors. The Board believes the recapitalization is consistent with corporate governance best practices and will result in our increased acceptance by institutional investors. This could lead to further improvements in stock liquidity.

The Board also considered the following factors relating to the recapitalization and believes that each supports its determination that the proposed recapitalization is in the best interests of and is fair to the holders of our Class A Common Stock and Class B Common Stock:

•
The opinion of SRR that, subject to the assumptions made, limitations in scope, procedures followed, matters considered and limitations on the review undertaken as described in the opinion, as of the date of the opinion, the exchange ratios of the proposed recapitalization of (i) one new Common Share issued to holders of Class B Common Stock for each share of Class B Common Stock outstanding and (ii) one new Common Share issued to holders of Class A Common Stock for each share of Class A Common Stock outstanding were fair, from a financial point of view, to the holders of our Class A Common Stock and Class B Common Stock on a per-share basis; and

•
The analyses performed by SRR in connection with rendering its fairness opinion, including its analyses of the historical trading activity of each of our existing classes of common stock and the relative rights and preferences of each of our existing classes of common stock, dual-class publicly traded companies, historical recapitalization transactions, and acquisitions of companies with dual-class structures.

The Board also considered that the recapitalization may not produce all of the potential benefits to the Company and its shareholders set forth above. Specifically, the Board took into account that the proposed recapitalization and/or conversion of all shares of Class A Common Stock and Class B Common Stock into Common Shares may not enhance value for all shareholders or improve the liquidity and marketability of our stock, particularly in the short-term.
In addition, the Board considered that it is possible that the recapitalization will, due to the Class B Common Stock historically often trading at a discount to our Class A Common Stock, result in a reduction in the market value of shares held by the current Class A shareholders, or even the shares held by the current Class B shareholders, as a result of the dilution of their voting control, and that it is possible that combining our two classes of common stock may in the long-term produce no benefit to our shareholders or may produce a benefit to the current holders of Class B Common Stock at the expense of current holders of Class A Common Stock or may produce a benefit to the current holders of Class A Common Stock at the expense of current holders of Class B Common Stock.
In addition, factors unrelated to our shares or business, such as the general perception of the recapitalization by the investment community, may cause a decrease in the value of the resulting class of Common Shares and impair their liquidity and marketability. Furthermore, securities markets worldwide have recently experienced significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could cause a reduction in the market price and liquidity of the resulting class of Common Shares, particularly if the recapitalization is not viewed favorably by the investment community.
If the proposed recapitalization is consummated, current holders of Class B Common Stock will suffer dilution of their voting power. Holders of voting Class B Common Stock currently control 100% of our voting power. If the recapitalization is consummated, the Common Shares held by current holders of Class B Common Stock would represent only 27.5% of the voting power. However, the Board believes that notwithstanding the dilution of voting power for holders of Class B Common Stock, the recapitalization transaction is in their best interest because of the resulting closer alignment of economic interests and voting rights, increased liquidity, elimination of confusion among investors, creation of a more attractive financing vehicle, the elimination of the Class A Protection Provision as an impediment to a sale, the elimination of the disparity in stock price between the two classes and improved corporate governance and increased acceptance by institutional shareholders.

If the proposed recapitalization is consummated, current holders of Class A Common Stock may suffer a reduction in their per share stock price, as a result of the elimination of the disparity in stock price between the two classes. The Class A Common Stock historically has typically traded at a higher per share price than the Class B Common Stock. However, the Board believes that notwithstanding the potential reduction in the per share stock price for holders of Class A Common Stock, the recapitalization transaction is in their best interest because of the resulting closer alignment of economic interests and voting rights, the holders of Class A Common Stock obtaining the right to vote their resulting Common Shares, with the Common Shares held by current holders of Class A Common Stock representing 72.5% of the voting power, increased liquidity, elimination of confusion among investors, creating a more attractive financing vehicle and improved corporate governance and increased acceptance by institutional shareholders.
The Board determined that, in light of all of the factors that it considered, the proposed recapitalization is in the best interests of the company and is in the best interests of, and is fair to, the holders of Class A Common Stock and Class B Common Stock. Accordingly, the Board, having determined that the proposed recapitalization is in the best interests of, and is fair and advisable to, the holders of Class A Common Stock and Class B Common Stock, in light of all of the factors that it considered, the Board has unanimously approved the recapitalization and recommends that the holders of Class A Common Stock and Class B Common Stock approve the recapitalization. In reaching these conclusions, the Board consulted with members of management and its legal and financial advisors and based its determination primarily on the factors that are described above.
Stout Risius Ross, Inc. Opinion
On October 16, 2013, our Board engaged Stout Risius Ross, Inc. to act as its financial advisor to provide an opinion to the Board with respect to the fairness, from a financial point of view, of the exchange ratios to the holders of our Class A Common Stock and Class B Common Stock (on a per-share basis), pursuant to a proposed recapitalization.
SRR delivered its written opinion to the Board on January 28, 2014 stating that as of such date, subject to the assumptions made, limitations in scope, procedures followed, matters considered and limitations on the review undertaken as described in the opinion, as of the date of the opinion, the exchange ratios of the proposed recapitalization of (i) one new Common Share issued to holders of Class B Common Stock for each share of Class B Common Stock outstanding and (ii) one new Common Share issued to holders of Class A Common Stock for each share of Class A Common Stock outstanding were fair, from a financial point of view, to the holders of the company’s Class A Common Stock and Class B Common Stock on a per-share basis.
The full text of SRR’s written opinion, dated January 28, 2014, which describes the assumptions made, limitations in scope, procedures followed, matters considered and limitations on the review undertaken, is included in this proxy statement/prospectus as Annex B. We encourage you to read this opinion in its entirety. SRR’s opinion, provided for the information of the Board in connection with their evaluation of the recapitalization proposal, is limited to the fairness, from a financial point of view, to the shareholders on a per-share basis, of the exchange ratios of the proposed recapitalization of one new Common Share issued to holders of Class B Common Stock for each share of Class B Common Stock and one new Common Share issued to holders of Class A Common Stock for each share of Class A Common Stock outstanding. SRR’s opinion is not intended to and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to any matters relating to the recapitalization proposal or any related transactions. SRR has consented to the inclusion of its opinion and the disclosures under the heading “Stout Risius Ross, Inc. Opinion” in this proxy statement/prospectus.
In arriving at its opinion, SRR, among other things, reviewed the following:

•	Tecumseh’s public filings with the Securities and Exchange Commission (i.e., various Form 10-K and 10-Q filings that SRR deemed relevant);

•	Various public filings with the Securities and Exchange Commission (i.e., Forms 10-K, 10-Q, 8-K, S-4, S-1, Schedule 14A, and Schedule 13D filings that SRR deemed relevant) for certain publicly-traded companies that currently have, or previously had, multiple classes of publicly-traded common stock, along with relevant press releases and information obtained from S&P Capital IQ, Inc.;

•
Various public filings with the Securities and Exchange Commission (i.e., Forms 10-K, 10-Q, 8-K, S-4, S-1, Schedule 14A, and Schedule 13D filings that SRR deemed relevant) related to transactions of certain publicly-traded companies with multiple classes of publicly-traded common stock, along with relevant press releases and information obtained from S&P Capital IQ, Inc.;

•
Stock price and volume information for Tecumseh and other publicly-traded companies with multiple classes of publicly-traded common stock as SRR deemed appropriate, as reported by S&P Capital IQ, Inc. and Bloomberg L.P.;

•	The draft amendment to the Restated Articles of Incorporation, provided on November 25, 2013;

•	Tecumseh’s Amended and Restated Bylaws, dated June 29, 2010;

•	Tecumseh’s Restated Articles of Incorporation, dated January 7, 1992, as amended;

•	Discussions with Tecumseh’s management concerning the recapitalization transaction; and

•	A site visit to Tecumseh’s headquarters located in Ann Arbor, Michigan.
SRR’s opinion is premised on the assumption that the assets, liabilities, financial condition, and common stock rights and privileges of Tecumseh as of the date of its opinion have not changed materially since the date of the most recent financial and corporate governance information made available to it. In rendering its opinion, SRR has assumed and relied upon the accuracy and completeness of all financial and other information that was publicly available, furnished by Tecumseh, or otherwise reviewed by or discussed with it without independent verification of such information. SRR has assumed that the Transaction will be consummated on the terms described in the amendment to the Articles of Incorporation, without any waiver of any material terms or conditions by the Company.
SRR has not conducted a physical inspection of Tecumseh’s facilities or assets. SRR’s opinion is necessarily based on business, economic, market, and other conditions as they exist and can be evaluated by SRR at the date of its opinion. It should be noted that although subsequent developments may affect its opinion, SRR does not have any obligation to update, revise, or reaffirm its opinion. SRR reserves the right, however, to withdraw, revise, or modify its opinion based upon additional information that may be provided to or obtained by SRR after the issuance of its opinion that suggests, in its judgment, a material change in the assumptions upon which its opinion is based.
SRR conducted its analyses at the request of the Board so as to provide the Board with a particular perspective of the Transaction. In so doing, SRR did not form a conclusion as to whether any individual analysis, when considered independently of the other analyses conducted by SRR, supported or failed to support its opinion as to the fairness of the exchange ratios from a financial point of view. SRR did not specifically rely or place any specific weight on any individual analysis. Rather, SRR deems that the analyses, taken as a whole, support its conclusion and opinion. Accordingly, SRR believes that the analyses must be considered in their entirety, and that selecting portions of the analyses or the factors they considered, without considering all analyses and factors together, could create an imperfect view of the processes underlying the analyses performed by SRR in connection with the preparation of its opinion.
SRR's opinion is furnished for the use and benefit of the Board in connection with the proposed recapitalization transaction, and is not intended to be used, and may not be used, for any other purpose, without SRR’s express, prior written consent. SRR will receive a fee for its services; however, its compensation for providing financial advisory services to the Board is neither based upon nor contingent on the results of its engagement or the consummation of the proposed recapitalization transaction. Further, none of SRR employees who worked on this engagement has any known financial interest in the assets or equity of Tecumseh or the outcome of its engagement. In addition, Tecumseh has agreed to indemnify SRR for certain liabilities arising out of its engagement.
SRR has not been requested to opine to, and its opinion does not address, the fairness of the amount or nature of the compensation to any of Tecumseh’s officers, directors or employees, or class of such persons, relative to the compensation to Tecumseh’s public shareholders. The issuance of its opinion has been approved by a committee of SRR authorized to approve opinions of this nature.
It is understood that SRR's opinion was prepared at the request of the Board for its confidential use and may not be reproduced, disseminated, quoted, or referred to at any time in any manner or for any purpose without SRR’s prior written consent, except as required by applicable securities laws. Notwithstanding anything to the contrary, Tecumseh may reproduce SRR's opinion in its entirety in any filing with the Securities and Exchange Commission required to be made by Tecumseh in respect of the proposed recapitalization transaction pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934.
The following is a summary of the material financial analyses performed by SRR in connection with the rendering of its written opinion dated January 28, 2014.
Analysis of the Historical Trading Activity of Common Stock of the Company
SRR analyzed the historical trading activity of shares of the Class A Common Stock, which have no voting rights other than as required by law, and shares of the Class B Common Stock, which are entitled to one vote per share. This analysis included an examination of the price, volume, and float of each class of publicly traded stock as well as any identifiable premium or discount between Tecumseh’s Class A Common Stock and Class B Common Stock. SRR examined the trading activity of the two classes of publicly traded stock individually and relative to one another over the entire period from January 23, 2009 to January 23, 2014.
SRR noted that the shares of Class A Common Stock have traded at an average premium of approximately 3.1%, 1.0%, and 0.4% over the shares of Class B Common Stock over the one-year, three-year and five-year periods ended January 23, 2014, respectively. SRR also noted that the average daily trading volumes of shares of Class A Common Stock was approximately 6.7x, 9.1x and 9.8x that of shares of Class B Common Stock over each of the one-year, three-year and five-year periods ended January 23, 2014, respectively. Additionally, SRR observed that the relative liquidity of the Class A Common Stock as compared to the Class B Common Stock (as measured by the latest twelve-month volume as a percentage of shares outstanding) was approximately 3.3x, 4.3x and 4.3x over the one-year, three-year and five-year periods ended January 23, 2014, respectively.
Analysis of Historical Recapitalization Transactions
SRR identified and analyzed 10 recapitalization transactions that occurred from 2004 to the present. In selecting its sample, SRR focused on selected transactions with situations similar to ours, by establishing the following criteria for precedent transactions: (i) no single shareholder had more than 50% of the voting control prior to the recapitalization transaction and (ii) only publicly-traded companies incorporated in the U.S. and listed on a major U.S. stock exchange. SRR reviewed transactions dating back to 2004 in order to capture a full 10 years of data from when SRR began its review of recapitalization transactions for us in late 2013. In its view, older data may have proven less relevant or reliable. In each recapitalization transaction, two classes of publicly-traded capital stock of a single company with differential voting rights were reclassified or combined into a single class of common stock. Of the nine transactions where data was available to analyze, eight involved instances whereby the shares with lower or no voting rights traded at a premium to the shares with higher voting rights over the one-year period prior to the recapitalization. For each of the 10 transactions, SRR examined the number of new shares received in the reclassification for each share of the higher voting stock and the number of new shares received in the reclassification for each share of the lower voting stock.
Of the 10 transactions identified and analyzed, nine transactions were announced with an exchange ratio of 1:1, with the remaining transaction announced with an exchange ratio of 1.087:1 for shares with higher voting rights relative to shares with lower voting rights.
Of the 10 transactions identified by SRR, post-recapitalization, the high vote shares experienced an average and median dilution of voting interest of 36.5% and 34.8%, respectively, while the low vote shares experienced an average and median increase of voting interest of 37.0% and 34.8%, respectively.

Please see the below table for more information on the precedent transactions reviewed by SRR and the premiums paid in historical recapitalization transactions.

Precedent Recapitalization Analysis

	Precedent Recapitalization Transactions

			Exchange
			Ratio		Voting Interest
			per Share		Pre Exchange			Post Exchange		Economic Interest
		Company	High	Low	High Vote	Low Vote		High Vote	Low Vote	High Vote	Low Vote

1	5/27/2005	Agere Systems Inc.	1.000	1.000	80.2%	19.8%		50.2%	49.8%	49.4%	50.6%
2	4/11/2006	Eagle Materials Inc.	1.000	1.000	85.0%	15.0%		48.4%	51.6%	48.4%	51.6%
3	2/7/2007	GameStop Corp.	1.000	1.000	86.7%	13.3%		39.4%	60.6%	39.4%	60.6%
4	11/25/2008	Reinsurance Group of America, Incorporated	1.000	1.000	80.0%	20.0%		46.9%	53.1%	46.9%	53.1%
5	1/28/2009	Mueller Water Products, Inc.	1.000	1.000	95.9%	4.1%		74.4%	25.6%	74.2%	25.8%
6	12/21/2009	Chipotle Mexican Grill, Inc.	1.000	1.000	91.7%	8.3%		52.4%	47.6%	52.4%	47.6%
7	12/10/2010	Aaron's, Inc.	1.000	1.000	100.0%	0.0%		14.4%	85.6%	14.4%	85.6%
8	4/4/2011	IDT Corporation	1.000	1.000	13.5%	13.3%	[a]	1.5%	15.2%	n/a	n/a	[b]
9	11/30/2011	Benihana, Inc.	1.000	1.000	86.4%	13.6%	[c]	38.8%	61.2%	38.8%	61.2%
10	1/24/2012	Telephone and Data Systems, Inc.	1.087	1.000	43.3%	0.0%	[d]	31.5%	27.2%	n/a	n/a	[e]

11		Maximum	1.087	1.000	100.0%	20.0%		74.4%	85.6%	74.2%	85.6%
12		Mean	1.009	1.000	76.3%	10.8%		39.8%	47.8%	45.5%	54.5%
13		Median	1.000	1.000	85.7%	13.3%		43.2%	50.7%	47.6%	52.4%
14		Minimum	1.000	1.000	13.5%	0.0%		1.5%	15.2%	14.4%	25.8%

[a]
Prior to the recapitalization, IDT Corporation had three different classes of common stock, each with different voting rights. Of the three classes, only two were publicly traded. With respect to voting interests, the high vote and the low vote represent the two publicly traded classes of common stock. The remaining 73.1% voting interest is held by the non-publicly traded class of common stock.

[b]
Given that only two of IDT Corporation's three classes of common stock were publicly traded prior to the recapitalization, economic interest information is not available. Of the two publicly traded classes, the high vote and low vote represented 9.2% and 90.8% of the publicly traded economic interest, respectively.

[c]	The low vote class had the right as a class to elect 25% of the members of the board of directors of Benihana, Inc.
[d]
Prior to the recapitalization, Telephone and Data Systems, Inc. had three different classes of common stock, each with different voting rights. Of the three classes, only two were publicly traded. With respect to voting interests, the high vote and the low vote represent the two publicly traded classes of common stock. The remaining 56.7% voting interest is held by the non-publicly traded class of common stock.

[e]
Given that only two of Telephone and Data Systems, Inc.'s three classes of common stock were publicly traded prior to the recapitalization, economic interest information is not available. Of the two publicly traded classes, the high vote and low vote represented 51.6% and 48.4% of the publicly traded economic interest, respectively.

Analysis of Price and Volume of Dual-class Publicly Traded Companies
SRR identified and analyzed a group of 37 publicly traded companies incorporated in the U.S. and listed on a major U.S. stock exchange which, as of the time of the analysis had at least two classes of publicly traded common stock with different voting rights. SRR analyzed the average trading differential between the high vote shares and the low vote shares during various time periods during the prior 12 months and the liquidity of the two classes of stock in the aggregate and relative to one another during the same period.
SRR found that the median relative liquidity between the low and high vote publicly traded shares was 16.7x over the latest 12-month ("LTM") period (i.e., the low vote shares were 16.7x more liquid than the high vote shares). SRR also found that the average and median LTM high vote to low vote premium of the 37 publicly traded companies was 2.2% and 0.0%, respectively, with an interquartile range of negative 0.5% to 1.2%.
Further, SRR found that based on the LTM trading volume as a percentage of shares outstanding, in the instances (31 of 37) where companies with shares with lower voting rights were more liquid, the shares with lower voting rights traded in line with the shares with higher voting rights. SRR also found that in the instances (6 of 37) where companies with shares with higher voting rights were more liquid, such shares with higher voting rights traded at a median premium of 14.3% based on LTM data. SRR chose to utilize LTM data in order to avoid fluctuations and volatility that might occur on a day-to-day basis throughout the year.
Please see the table below for more information on the price and volume data on dual-class publicly traded companies reviewed by SRR.
Publicly Traded Dual Class Company Analysis

	Current Publicly Traded Companies with Dual-Class Structures

		LTM Trading Volume / Shares Outstanding		Low Vote Relative Liquidity	High Vote Premium (Discount) to Low Vote
	Company Name	High Vote	Low Vote	Multiple	Current	LTM Avg.	Min	Max

1	Baldwin & Lyons Inc.	3.8%	41%	10.7x	-6.8%	-2.4%	-11.7%	9.8%
2	Bel Fuse Inc.	14.4%	78%	5.4x	-9.8%	-5.8%	-15.4%	4.3%
3	Berkshire Hathaway Inc.	13.3%	78.8%	5.9x	0%	0%	-1%	1.4%
4	Bio-Rad Laboratories, Inc.	1.9%	85%	44.5x	-1.1%	-0.1%	-5.5%	8.2%
5	Brown-Forman Corporation	2%	65.1%	32.7x	-1.9%	0.3%	-4.6%	4.4%
6	CBS Corporation	4.1%	227.9%	55.6x	-0.1%	0%	-1.6%	1.2%
7	Central Garden & Pet Company	153%	134.3%	0.9x	3.2%	1.7%	-3.1%	6.6%
8	Comcast Corporation	136.7%	117.8%	0.9x	3.7%	4%	2.2%	6.2%
9	Constellation Brands Inc.	0.7%	374%	534.8x	0.8%	-0.1%	-2%	2.5%
10	Crawford & Company	50.6%	26.7%	0.5x	11%	29.1%	9.5%	45.9%
11	Donegal Group Inc.	3.5%	30.6%	8.7x	65.3%	43.5%	20.4%	75.9%
12	Federal Agricultural Mortgage Corp.	6.8%	81.5%	12.0x	-23.7%	-16.2%	-32.1%	0.8%
13	Forest City Enterprises Inc.	0.8%	147.2%	187.1x	-0.3%	0%	-1.5%	1.8%
14	Gray Television Inc.	16.8%	364.1%	21.6x	-17.6%	-8%	-18.2%	1.3%
15	Greif, Inc.	5.3%	137.6%	26.2x	7.5%	6.3%	-2.1%	12.2%
16	Haverty Furniture Companies Inc.	7.6%	132.6%	17.4x	-1%	-0.1%	-2%	2.6%
17	HEICO Corporation	169.3%	33.6%	0.2x	35.3%	35%	22.2%	43.7%
18	Hubbell Inc.	6%	101.6%	16.9x	-10.4%	-10.1%	-12%	-7.4%
19	John Wiley & Sons Inc.	1%	122.1%	124.7x	-0.2%	0%	-3.3%	5.9%
20	Kelly Services, Inc.	0.7%	107.1%	157.0x	-1.7%	0.8%	-12.8%	29.8%
21	Lennar Corp.	30.7%	796.1%	25.9x	-17.3%	-19.6%	-22.9%	-14.2%
22	Liberty Media Corporation	0.3%	152.7%	559.6x	-0.7%	0%	-7.6%	6.3%

	Current Publicly Traded Companies with Dual-Class Structures

		LTM Trading Volume / Shares Outstanding		Low Vote Relative Liquidity	High Vote Premium (Discount) to Low Vote
	Company Name	High Vote	Low Vote	Multiple	Current	LTM Avg.	Min	Max

23	McCormick & Company, Incorporated	2.3%	127.6%	54.9x	0.1%	-0.2%	-2.6%	3.1%
24	Molex Incorporated [a]	200.7%	136.9%	0.7x	0.1%	14.1%	0%	22.5%
25	Moog Inc.	2.4%	63.1%	26.4x	-0.1%	-0.1%	-1.7%	2.5%
26	News Corporation	112.2%	252.9%	2.3x	0.1%	0.9%	-2.4%	3.5%
27	PHI Inc.	13.6%	49.5%	3.6x	-3%	-3%	-10.6%	6.3%
28	Radio One Inc.	54.8%	87.8%	1.6x	-0.2%	0.3%	-11.5%	9.0%
29	Reading International, Inc.	1%	36.8%	35.2x	19.7%	14.5%	-5.1%	38.9%
30	Rush Enterprises, Inc.	37.1%	96.1%	2.6x	-16.3%	-14.3%	-18.2%	-11.3%
31	Seneca Foods Corp.	4.4%	59.5%	13.6x	-0.2%	0%	-9%	9.1%
32	Tecumseh Products Company	71.2%	180.6%	2.5x	-3.1%	-2.9%	-8.5%	6.3%
33	Twenty-First Century Fox, Inc.	83%	226.7%	2.7x	-2.2%	0%	-3.1%	2.4%
34	Viacom, Inc.	11%	182.9%	16.7x	0%	1.2%	-0.1%	5.2%
35	Watsco Inc.	0.7%	188%	268.9x	-0.2%	-0.1%	-2.8%	2.9%
36	Starz	0.7%	273.5%	376.0x	-0.8%	-0.5%	-7.6%	5.1%
37	Urstadt Biddle Properties Inc.	66.8%	6.5%	0.1x	18.9%	14.6%	7.1%	21.4%

38	Maximum	200.7%	796.1%	559.6x	65.3%	43.5%	22.2%	75.9%
39	Upper Quartile	50.6%	180.6%	44.5x	0.1%	1.2%	-1.6%	9.1%
40	Mean	34.9%	146.1%	71.8x	1.3%	2.2%	-4.9%	10.2%
41	Median	6.8%	117.8%	16.7x	-0.2%	0%	-3.1%	5.2%
42	Lower Quartile	2%	65.1%	2.6x	-2.2%	-0.5%	-10.6%	2.5%
43	Minimum	0.3%	6.5%	0.1x	-23.7%	-19.6%	-32.1%	-14.2%

Source: S&P Capital IQ, Inc., Bloomberg L.P., and public filings.
[a] Molex Incorporated was acquired on December 9, 2013 by Koch Industries, Inc.

Analysis of Acquisitions of Dual-class Structure Companies
SRR identified 40 transactions since 2004 in which publicly traded companies incorporated in the U.S. and listed on a major U.S. stock exchange with dual-class capital structures (with a difference in the classes being voting power) had been acquired and the acquisitions involved aggregate consideration of over $250 million. Of these 40 transactions, only four involved the payment of a higher price for the shares of the target that carried higher voting rights, and in those instances the shares with higher voting rights did not trade publicly.

	Transaction Analysis
					Transaction	Consideration Paid per Share
	Announce Date	Close Date	Target	Acquirer	Value ($ Millions)	High Vote	Low Vote	Premium (Discount)

1	11/08/13	Not Closed	Costa Inc.	Essilor International SA	$317.6	$21.50	$21.50	0.0%
2	09/09/13	12/09/13	Molex Incorporated	Koch Industries, Inc.	7,221.7	38.50	38.50	0.0%
3	08/26/13	10/16/13	TMS International Corp.	The Pritzker Organization	1,005.9	17.50	17.50	0.0%
4	06/13/13	12/23/13	Belo Corp.	Gannett Co., Inc.	2,183	13.75	13.75	0.0%
5	05/29/13	12/23/13	Stewart Enterprises Inc.	Service Corporation International	1,487.9	13.25	13.25	0.0%
6	02/26/13	07/11/13	Assisted Living Concepts Inc.	TPG Capital, L.P.; TPG Partners VI, L.P.	463	12.90	12.00	7.5%	[a]
7	02/21/13	12/16/13	Berry Petroleum Co. (nka:Berry Petroleum Company, LLC)	Linn Co, LLC	4,505	52.16	52.16	0.0%
8	11/15/12	12/14/12	Schiff Nutrition International Inc.	Reckitt Benckiser LLC	1,455.1	42.00	42.00	0.0%
9	09/26/12	08/09/13	American Greetings Corp.	Irving I. Stone Limited Liability Company	915.3	19.00	19.00	0.0%
10	12/21/11	05/15/12	Delphi Financial Group, Inc.	Tokio Marine & Nichido Fire Insurance Co., Ltd.	3,491.9	52.88	43.88	20.5%
11	06/13/11	09/13/11	Timberland LLC	V.F. Corporation	2,225.5	43.00	43.00	0.0%
12	04/01/11	07/20/11	SRA International, Inc.	Providence Equity Partners LLC; Providence Equity Partners VI, L.P.	1,885.5	31.25	31.25	0.0%
13	02/14/11	05/25/11	Emergency Medical Services Corporation (nka:Envision Healthcare Corporation)	Clayton, Dubilier & Rice, Inc.; Clayton, Dubilier & Rice VIII, L.P.	3,253.8	64.00	64.00	0.0%
14	11/15/2010	3/4/2011	Mediacom Communications Corporation	Rocco B. Commisso (Mediacom's Founder, Chairman, and CEO)	3,811.8	8.75	8.75	0.0%
15	09/28/09	02/05/10	Affiliated Computer Services, Inc. (nka:Xerox Business Services, LLC)	Xerox Corporation	8,527.8	> 61.29	61.29	>0.0%	[b]

	Transaction Analysis
					Transaction	Consideration Paid per Share
	Announce Date	Close Date	Target	Acquirer	Value ($ Millions)	High Vote	Low Vote	Premium (Discount)
16	04/28/08	10/06/08	Wm. Wrigley Jr. Company	Mars, Incorporated	23,300.5	80.00	80.00	0.0%
17	10/29/07	02/21/08	Bradley Pharmaceuticals, Inc.	Fougera Pharmaceuticals Inc.	367.2	20.00	20.00	0.0%
18	07/29/07	08/01/08	Rural Cellular Corporation	Cellco Partnership	2,825.9	45.00	45.00	0.0%
19	07/10/07	12/03/07	Sequa Corp.	The Carlyle Group (nka:The Carlyle Group LP); Carlyle Partners V, L.P.	2,757.2	175.00	175.00	0.0%
20	06/29/07	11/15/07	Dobson Communications Corporation	AT&T, Inc.	5,125.9	14.66	14.66	0.0%
21	06/15/07	11/20/07	Coinmach Service Corp. [c]	Royal Bank Equity Finance; Babcock & Brown Global Partners; Babcock & Brown, Corporate and Structured Finance Group	1,369.3	13.55	13.55	0.0%
22	05/01/07	12/13/07	Dow Jones & Company, Inc.	News Corporation (nka:Twenty-First Century Fox, Inc.)	5,613	59.97	59.97	0.0%
23	03/20/07	05/29/07	Claire's Stores Inc.	Apollo Global Management, LLC; Tri-Artisan Capital Partners, LLC; Apollo Investment Fund VI, L.P.	3,079.8	33.00	33.00	0.0%
24	02/11/07	05/07/07	Hydril Company LP	Tenaris SA	2,086.7	97.00	97.00	0.0%
25	12/05/06	05/31/07	Bandag Inc. (nka:Bridgestone Bandag, LLC)	Bridgestone Americas Holding, Inc. (nka:Bridgestone Americas, Inc.)	1,051.4	50.75	50.75	0.0%
26	09/15/06	12/01/06	Freescale Semiconductor, Inc.	Permira Advisers Ltd.; Texas Pacific Group (nka:TPG Capital, L.P.); et al.	18,086.5	40.00	40.00	0.0%
27	08/07/06	01/29/07	McDATA Corporation	Brocade Communications Systems, Inc.	1,261	6.22	6.22	0.0%
28	07/25/06	11/17/06	HCA Inc. (nka:HCA Holdings, Inc.)	Kohlberg Kravis Roberts & Co. L.P.; Merrill Lynch Global Private Equity; Bain Capital Private Equity	33,523.5	51.00	51.00	0.0%
29	06/26/06	03/29/07	Univision Communications Inc.	Madison Dearborn Partners, LLC; Providence Equity Partners LLC; et al.	13,441.1	36.25	36.25	0.0%

	Transaction Analysis

					Transaction	Consideration Paid per Share
	Announce Date	Close Date	Target	Acquirer	Value ($ Millions)	High Vote	Low Vote	Premium (Discount)

30	04/20/06	09/27/06	Marsh Supermarkets, Inc.	Sun Capital Partners, Inc.; Sun Capital Partners IV, L.P.	310.3	11.13	11.13	0.0%
31	02/20/06	06/12/06	Thomas Nelson, Inc.	InterMedia Advisors, LLP; Intermedia Partners VII, L.P.	473.3	29.85	29.85	0.0%
32	07/21/05	10/14/05	Priority Healthcare Corporation	Express Scripts, Inc. (nka:Express Scripts Holding Company)	1,366.9	28.00	28.00	0.0%
33	05/10/05	07/14/05	OshKosh B'Gosh, Inc. [d]	The William Carter Company	307.2	26.00	26.00	0.0%
34	05/02/05	10/06/05	Neiman Marcus Inc. (nka:Neiman Marcus Group LTD Inc.)	Warburg Pincus LLC; Texas Pacific Group (nka:TPG Capital, L.P.); TPG Partners III,L.P.; et al.	5,158.1	100.00	100.00	0.0%
35	03/16/05	08/17/05	General Binding Corporation	ACCO World Corporation (nka:ACCO Brands Corporation)	980.5	26.97	26.97	0.0%
36	02/01/05	06/03/05	Pulitzer Inc.	Lee Enterprises, Incorporated	1,707.6	64.00	64.00	0.0%
37	01/18/05	05/25/05	Penn Engineering & Manufacturing Corp.	Tinicum Incorporated; Tinicum Capital Partners II, L.P.	364.9	18.25	18.25	0.0%
38	01/09/05	08/01/05	Western Wireless Corporation	Alltel Corporation	7,066.0	45.10	45.10	0.0%
39	10/21/04	12/10/04	Boca Resorts Inc.	Blackstone Real Estate Advisors; Blackstone Real Estate Partners IV, L.P.	1,233.0	24.00	24.00	0.0%
40	10/19/04	12/22/04	The Robert Mondavi Corporation	Constellation Brands Inc.	1,381.6	65.82	56.50	16.5%

[a]
The 7.5% premium reflects the conversion factor of the Class B common stock. Per Assisted Living Concepts Inc.'s public filings, the Class B common stock can be converted to Class A common stock on a 1:1.075 basis.

[b]
In addition to the $61.29 consideration, the high vote Class B shareholders received a fraction of a share of a new series of convertible preferred stock; the value of which was not stipulated as part of the transaction.

[c]
In addition to Coinmach Service Corp.'s two classes of common stock, the company also has shares of Income Deposit Securities outstanding. The company's Income Deposit Securities consist of one share of Class A common stock and an 11% Senior Secured Note due in 2024. For purposes of computing voting and economic interest, we included the company's Income Deposit Securities as Class A common stock.

[d]	OshKosh B'Gosh, Inc.'s Class A common stock is not entitled to vote but is entitled to elect, as a class, 25% of the board of directors.
Financial Advisor Fees
Under the terms of its engagement letter, we have agreed to pay SRR a fee of $125,000 for its services, of which $62,500 was payable upon signing of the engagement letter and the remainder became payable upon delivery of SRR’s opinion. SRR’s compensation is neither based upon nor contingent on the results of its engagement or the consummation of the proposed recapitalization transaction. We have also agreed to reimburse SRR for expenses reasonably incurred by SRR in performing its services, including fees and expenses of its legal counsel, and to indemnify SRR and related persons against liabilities, including liabilities under the federal securities laws, arising out of its engagement. SRR has not been requested to opine to, and its opinion does not address, the fairness of the amount or nature of the compensation to any of Tecumseh’s officers, directors or employees, or class of such persons, relative to the compensation to Tecumseh’s public shareholders.
The Board selected SRR to provide an opinion to the Board in connection with its consideration of the proposed recapitalization transaction because SRR is a financial advisory firm that is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged transactions and private placements. SRR has previously provided financial advisory services to Tecumseh for which it received its customary fees, which are detailed below:

•	Valuation of Tecumseh Brazil and India (fee of $71,129)

•	Valuation of Tecumseh France and China (fee of $43,575)

•	Valuation of Tecumseh trade names and trademarks (fee of $23,663)

•	Valuation of Paris, TN personal property (fee of $4,000)

•	Expert witness report associated with Thomas Robarge and Robert Robarge v. Tecumseh Products Company (fee of $34,274)

•	Expert witness report Birchfield et al. v. Tecumseh Products Company (fee of $70,539)

In addition, SRR or its affiliates may, in the future, provide financial advisory or other services to us and/or our affiliates and may receive fees for such services. SRR and its affiliates also may maintain relationships with us and/or our affiliates.
Interests of Certain Persons in the Recapitalization

According to the Schedule 13D amendment that Todd W. Herrick and Toni L. Herrick filed jointly on March 10, 2008 and a Schedule 13D amendment that Todd W. Herrick filed on July 2, 2013, Todd W. Herrick, the Herrick Foundation and Herrick family trusts own approximately 33% of the outstanding shares of Class B Common Stock, and Kent B. Herrick, a former Tecumseh officer and a former Tecumseh director, is a director and paid employee of the Herrick Foundation and a beneficiary of the Herrick family trusts. The proposed recapitalization will substantially reduce the combined voting power of Todd W. Herrick, the Herrick Foundation and the Herrick family trusts, bringing it into alignment with their economic interests in the company. As a result of their significant voting interests, Todd W. Herrick, Kent B. Herrick, the Herrick Foundation, and the Herrick family trusts may have interests in the recapitalization that may be different from, or in addition to, the interests of holders of Class A Common Stock and other holders of Class B Common Stock. See “Share Ownership” beginning on page 19 for information concerning the Class B shares held by persons or groups we know to be beneficial owners of more than 5% of the class.

Nasdaq Listing
Our Class A Common Stock and Class B Common Stock are both currently listed and traded on the Nasdaq Global Market. We anticipate that, following the recapitalization described in this proxy statement/prospectus, the Common Shares will be listed on the Nasdaq Global Market and will be traded under the symbol, “TECU.”
Accounting Treatment
Immediately following the completion of the recapitalization, each outstanding share of Class A Common Stock will be reclassified and converted into one Common Share and each outstanding share of Class B Common Stock will be reclassified and converted into one Common Share. There will be no change to the overall amount of shareholders’ equity. The new Common Shares will have no par value.

United States Federal Income Tax Consequences of the Recapitalization
The following is a general summary of the U.S. federal income tax consequences of the recapitalization to holders of shares of Class A Common Stock and Class B Common Stock. This discussion is for general information only and does not purport to consider all aspects of U.S. federal income taxation that may be relevant to shareholders. The discussion is based on the provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations, judicial decisions and administrative rulings, all as in effect as of the date of the opinion and all of which are subject to change, possibly with retroactive effect. The summary does not address all of the U.S. federal income tax consequences that may be relevant to particular shareholders in light of their individual circumstances or to holders who are subject to special rules (e.g., non-U.S. persons, insurance companies, dealers or brokers in securities or currencies, tax-exempt organizations, financial institutions, mutual funds, pass-through entities and investors in such entities, holders who hold their shares as a hedge or as part of a hedging, straddle, conversion, synthetic security, integrated investment or other risk-reduction transaction or who are subject to alternative minimum tax or who acquired their shares upon the exercise of employee stock options or otherwise as compensation), nor does it address the U.S. federal income tax consequences to holders of Class A Common Stock or Class B Common Stock who do not hold the shares as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment).
We do not intend to request any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the recapitalization.
In connection with the filing of the registration statement of which this proxy statement/prospectus is a part, we have received an opinion of our tax counsel, Honigman Miller Schwartz and Cohn LLP, dated January 29, 2014, to the effect that the recapitalization of shares of Class A Common Stock and Class B Common Stock into Common Shares through an amendment of the articles of incorporation will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that, accordingly:

•
holders of Class A Common Stock and Class B Common Stock will not recognize any income, gain or loss upon receipt of the Common Shares in exchange for shares of Class A Common Stock or Class B Common Stock;

•
the basis of the Common Shares owned immediately following the recapitalization will be the same as the shareholder’s basis in the Class A Common Stock or Class B Common Stock, as the case may be, owned immediately before and exchanged in connection with the recapitalization; and

•
the holding period of each Common Share received in the recapitalization will include that shareholder’s holding period for the Class A Common Stock or Class B Common Stock, as the case may be, owned immediately before and exchanged in connection with the recapitalization.

The summary of U.S. federal income tax consequences set forth above is based on the law in effect on the date of the opinion. The opinion of Honigman Miller Schwartz and Cohn LLP described above is based upon assumptions described in such opinion and upon representations made by us. Any inaccuracy in the representations or assumptions upon which such opinion is based could alter the conclusions reached in such opinion. Opinions of counsel are not binding on the Internal Revenue Service or the courts. As a result, the conclusions expressed in such opinion could be challenged by the IRS and a court could sustain such a challenge. Holders are urged to consult their tax advisors to determine the particular tax consequences to them (including the application and effect of any state, local or foreign income and other tax laws) of the recapitalization.
Dissenters’ Rights
Neither holders of Class A Common Stock nor holders of Class B Common Stock have the right to dissent and receive payment for their shares (sometimes referred to as appraisal rights) under Michigan law in connection with the recapitalization.

Federal Securities Law Consequences
None of the Common Shares received in the recapitalization by the holders Class A Common Stock or by the holders of Class B Common Stock will be “restricted securities” within the meaning of Securities and Exchange Commission Rule 144 under the Securities Act of 1933. Nevertheless, persons who are deemed to be our “affiliates” under Rule 144 are advised to sell our common shares, including Common Shares received in the recapitalization, only in transactions that comply with Rule 144 or in other transactions that are exempt from the registration requirements or are otherwise permitted under the Securities Act. Persons who may be deemed to be our affiliates for such purposes generally include individuals or entities that control, are controlled by, or are under common control with us and include our directors and some of our officers.
Regulatory Matters
A shareholder who owns Class A Common Stock that, in the recapitalization, will be converted into Common Shares valued at $70.9 million or more may have a pre-merger notification filing obligation under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, unless the shareholder qualifies for an exemption to the filing requirements under the Act.
A shareholder who will beneficially own 5% or more of the outstanding Common Shares after the recapitalization may be required to file a report or an amended report under Section 13(d) or 13(g) of the Securities Exchange Act of 1934.
A shareholder who will beneficially own 10% or more of the outstanding Common Shares after the recapitalization may be required to file a report or an amended report under Section 16(a) of the Securities Exchange Act of 1934 and may be subject to liability for short-swing profits under Section 16(b) of that act.
Shareholders who believe they may be subject to any of these requirements should consult with their own counsel for further information.
Vote Required and Board Recommendation
Record holders of both Class A Common Stock and Class B Common Stock entitled to vote are entitled to vote separately as a class on the recapitalization proposal, with the affirmative votes of a majority of the outstanding shares that are entitled to vote of each class necessary to approve the recapitalization. The recapitalization proposal is not an item on which brokerage firms may vote in their discretion on behalf of their clients. For this reason, broker non-votes and abstentions are voted neither “FOR” nor “AGAINST” the recapitalization proposal but will be counted in determining a quorum. However, since the affirmative votes of a majority of the outstanding shares that are entitled to vote of each class of stock, voting separately as a class, are required to approve the recapitalization proposal, an abstention or broker non-vote with respect to the recapitalization proposal has the effect of a vote “AGAINST” the recapitalization.
THE BOARD RECOMMENDS THAT HOLDERS OF CLASS A COMMON STOCK AND HOLDERS OF CLASS B COMMON STOCK VOTE “FOR” APPROVAL OF THE RECAPITALIZATION PROPOSAL.
DESCRIPTION OF COMMON SHARES

The following description of the Common Shares, no par value, that our shareholders will own following the recapitalization is not intended to be complete. We urge all shareholders to review the Michigan Business Corporation Act and the applicable provisions of our articles of incorporation as they will be amended by the recapitalization proposal, if approved. Copies of the current articles of incorporation will be forwarded to you upon request. See “Where You Can Find More Information,” beginning on page 94. A copy of the proposed amendments to the articles of incorporation is attached as Annex A to this proxy statement/prospectus.

Authorized Capital Stock
Following the recapitalization, we will have one class of authorized stock, entitled Common Shares. There will be 100,000,000 Common Shares authorized. Immediately after the recapitalization, 18,479,684 Common Shares will be issued and outstanding.
Terms of Shares
Dividend Rights. Holders of Common Shares will be entitled to receive dividends if and as declared by the Board. We have no current expectation of paying dividends.
Voting Rights. Following the recapitalization:

•	each Common Share will be entitled to one vote;

•
in general, approval of matters submitted to a vote, other than the election of directors, will require a majority of the votes cast by the record holders of shares entitled to vote on the action, unless a greater vote is required in the articles of incorporation or by the Michigan Business Corporation Act; and

•	directors will be elected by a plurality of the Common Shares voted.
Liquidation Rights. In the event of any liquidation, dissolution or winding up of the company, after payments to creditors, our remaining assets will be divided among holders of Common Shares.
Preemptive or Other Subscription Rights. Holders of Common Shares will not have any preemptive rights to subscribe to any additional issue or sale of capital stock or to acquire any security convertible into capital stock.
Conversion, Redemption, Sinking Fund and Other Rights. No conversion, redemption or sinking fund provisions will apply to Common Shares, and Common Shares will not be liable to further call or assessment by us. All issued and outstanding Common Shares will be fully paid and nonassessable.
Restrictions on Alienability. There will be no restrictions on the alienability of Common Shares.

EXISTING SHAREHOLDER PROTECTIVE PROVISIONS
Michigan Business Corporation Act Chapter 7A
Chapter 7A of the Michigan Business Corporation Act is a business combination statute. By imposing a super-majority shareholder vote requirement when an “interested shareholder” (generally, any beneficial owner of 10% or more of the corporation’s voting common stock-with beneficial ownership very broadly defined) seeks to engage in a “business combination” with a covered corporation or one of its subsidiaries, Chapter 7A makes it impracticable for the transaction to occur until at least five years after the 10% ownership threshold was reached (and sometimes even longer), unless the transaction at issue already was approved by the corporation’s board of directors before the 10% threshold was reached.
Chapter 7A “business combinations” cover a wide range of transactions that a prospective acquiror might want to engage in after obtaining majority control of a company, including mergers, significant asset transfers, disproportionate share issuances and recapitalizations. Because of its effect on subsequent business combinations, Chapter 7A encourages a prospective acquiror to negotiate the terms of its acquisition with the target’s board of directors before the acquiror becomes an interested shareholder. It also may discourage some attempts at a hostile takeover altogether, particularly if the prospective acquiror needs or wants to leverage the acquisition on the assets of the target or cannot abide living with any minority shareholders.

Chapter 7A currently does not apply to us because we had an interested shareholder at the time the chapter first became effective. We could opt in, however, by a resolution of our Board, in whole or in part, as to specifically identified or unidentified interested shareholders.
Potential Anti-takeover Effects
Chapter 7A of the Michigan Business Corporation Act, which can be made applicable to us by Board action, also is likely to encourage potential acquirors to seek to initiate acquisition transactions through negotiations with the Board since it need not interfere with a proposed acquisition determined by the Board to be in the best interest of the company and its shareholders. Under certain circumstances, however, the provisions of Chapter 7A may prevent, hamper or discourage persons unwilling or unable to negotiate acceptable acquisition terms with the Board from undertaking or succeeding in an unfriendly takeover attempt. Thus, under such circumstances, Chapter 7A also may have the effect of preserving incumbent management in office.
We are not aware of any current or planned effort on the part of any person to acquire control of us by means of a merger, tender offer, solicitation of proxies or consents in opposition to management, or otherwise or to change our Board or management.
COMPARISON OF SHAREHOLDERS RIGHTS
Following the recapitalization, the rights of each holder of Common Shares will be identical in all material respects to the rights of each holder of shares of Class A Common Stock and Class B Common Stock before the recapitalization, except with respect to the matters specified below.

	Pre-Recapitalization	Pre-Recapitalization	Post-Recapitalization
	Class A Common Stock	Class B Common Stock	Common Shares

Capital structure	One of two classes of common stock; provisions for conversion of Class A to Class B in certain circumstances	One of two classes of common stock; provisions for conversion of Class A to Class B in certain circumstances	Only class of common stock
Voting	No voting rights in most cases; right to vote as class where required by Michigan law	Full voting rights	Full voting rights
Class A Protection Provision	Protected from acquiror acquiring more than 10% of Class B without acquiring same percentage of Class A	Acquiror who acquires more than 10% of Class B must make tender offer to acquire same percentage of Class A at same price; cannot vote until does so	Not applicable - only one class of common stock; provision will be eliminated by articles of incorporation amendment that effects recapitalization

LEGAL MATTERS
The validity of the Common Shares to be issued in connection with the recapitalization was passed on by Honigman Miller Schwartz and Cohn LLP. Honigman Miller Schwartz and Cohn LLP’s address is 2290 First National Building, 660 Woodward Avenue, Detroit, Michigan 48226-3506.

Certain United States federal income tax matters were passed on by Honigman Miller Schwartz and Cohn LLP. Honigman Miller Schwartz and Cohn LLP’s address is 2290 First National Building, 660 Woodward Avenue, Detroit, Michigan 48226-3506.
PROPOSAL NO. 3 — RATIFICATION OF APPOINTMENT OF INDEPENDENT ACCOUNTANT
Grant Thornton LLP was our independent accounting firm for the fiscal year ended December 31, 2013, and the Audit Committee has selected the same firm as Tecumseh’s independent accountant for the fiscal year ending December 31, 2014. As a matter of good corporate governance, the Audit Committee has determined to submit its selection to shareholders for ratification. If the Committee’s selection is not ratified by a majority of the votes cast by holders of Class B shares present or represented at the meeting and entitled to vote, we will ask our Audit Committee to reconsider its selection. Even if the selection is ratified, Tecumseh’s Audit Committee in its discretion may select a different public accounting firm at any time during the year if it determines that such a change would be in the best interests of Tecumseh Products Company and its shareholders.
Attendance at Annual Meeting
A Representative of Grant Thornton LLP is expected to be present at the annual meeting and available to respond to appropriate questions from shareholders. The representative will have an opportunity to make a statement if he or she so desires.
Audit and Non-Audit Fees
The table below shows the fees billed to us for the last two fiscal years by Grant Thornton LLP, Tecumseh’s independent registered public accounting firm since April 16, 2007. All of the services were performed under engagements approved by Tecumseh’s Audit Committee before Tecumseh entered into them. The fees included in the Audit category are fees billed for the fiscal years for the audit of Tecumseh’s annual consolidated financial statements included in Tecumseh’s annual report to shareholders and its annual report on Form 10-K and review of Tecumseh’s consolidated financial statements included in Forms 10-Q and related matters within that category. The fees included in each of the other categories are fees billed in the fiscal years.

	Year Ended December 31,
	2013	2012
Audit Fees	$1,349,703	$1,317,134
Audit-Related Fees	$38,453	$33,980
Tax Fees	$—	$119,950
All Other Fees	$—	$—
Audit fees were for professional services rendered for the audits of our consolidated financial statements, for quarterly reviews of the financial statements included in our quarterly reports on Form 10-Q, for auditing our internal controls, for consents relating to use of their audit opinions in our filings, for assistance with responses to SEC comments and for assistance with and review of documents we filed with the SEC.
Audit-related fees were for professional services rendered for the audits of our postretirement benefit plan.
Tax fees were for tax compliance work, including preparing tax returns, preparing a claim for refund, and tax planning and advice, including assistance with tax appeals.
The Audit Committee’s current policy provides the Committee (or its Chairman) with the sole authority to pre-approve all audit engagement fees and terms. In addition, the Committee (or its Chairman) has the authority to pre-approve any audit-related and non-audit services provided to us by our outside auditor.

Vote Required and Board Recommendation
This proposal requires approval by a majority of the votes cast by holders of Class B Common Stock entitled to vote at the annual meeting to pass. If a quorum is present, the proposal will be approved if holders of more shares of Class B Common Stock vote in favor of the proposal than vote against it. Abstentions and broker non-votes will not be counted as votes cast and will have no effect on the result of the vote.
THE BOARD RECOMMENDS THAT HOLDERS OF CLASS B COMMON STOCK VOTE “FOR” THE RATIFICATION OF THE APPOINTMENT OF GRANT THORNTON LLP AS TECUMSEH’S INDEPENDENT ACCOUNTING FIRM FOR 2014.

EXECUTIVE OFFICERS
The following table sets forth information about our executive officers.

Name	Age	Title	Executive Officer Since
James J. Connor	62	President, Chief Executive Officer and Secretary	January 2010
Igor Popov	48	Chief Restructuring Officer	March 2014
Janice E. Stipp	54	Executive Vice President, Chief Financial Officer and Treasurer	October 2011
Our officers serve at the discretion of the Board of Directors.
James J. Connor has served as our President and Chief Executive Officer and a director since July 2011 and as our Secretary since January 2011. Mr. Connor served as our Vice President and Chief Financial Officer from January 2010 until October 2011 and as our Treasurer from January 2010 to January 2011. From 2005 until December 2009, Mr. Connor was a managing director of BBK, Ltd., a business and turnaround management consulting firm, where he worked with automotive suppliers and other manufacturing companies to help them develop and implement their product, financial and operating strategies. From 2000 to 2005, Mr. Connor served as President and Chief Executive Officer of Newcor, Inc., a manufacturer of precision-machined components and related products for the automotive, heavy truck, agricultural and appliance industries. Mr. Connor joined Newcor in 1999 as Vice President and Chief Financial Officer. Before joining Newcor, Mr. Connor served as Vice President and Chief Financial Officer for Rockwell Medical Technologies, Inc. from 1996 to 1999. From 1991 to 1996, Mr. Connor served as President of Glacier Vanderwell, Inc., an engine bearing manufacturer. Mr. Connor is an active member of the Turnaround Management Association, The American Institute of Certified Public Accountants, and the Michigan Association of Certified Public Accountants.
Igor Popov has served as our Chief Restructuring Officer since March 2014. From December 2012 through February 2014, Mr. Popov was a self-employed consultant providing operational analysis and oversight, due diligence support and union contract negotiation assistance to various third parties, including consultation with (1) Tecumseh from September 2013 through February 2014 (full time starting in December 2013) regarding its operations and restructuring plan, (2) Jeyes, Inc., a contract filler of scented oils, from October 2013 to November 2013, regarding its operations, (3) Cerberus Operations and Advisory Company LLC, the advisory arm of a private equity firm, at various times in 2013 regarding due diligence for a potential acquisition and operations of the target, and (4) The Freedom Group, a designer, manufacturer and marketer of firearms, ammunition and related products and a portfolio company of Cerberus, from December 2012 through April 2013, regarding a union contract at one of its facilities and operations at another facility. From May 2011 until November 2012, Mr. Popov served as Senior Operating Executive of Cerberus Operations and Advisory Company LLC, and Cerberus had him serve as Plant Manager of the Remington Arms plant in Ilion, New York, then the largest firearms manufacturing plant in

North America. From September 2010 to February 2011, he served as Chief Operating Officer (and within 10 days became Chief Executive Officer) of Bluewater Holding Corp., a provider of solutions in septic systems, drains and sewers, potable water and steam piping. He was engaged to wind down operations. The company filed for bankruptcy protection under Chapter 11 of the Federal Bankruptcy Code in October 2010 and then under Chapter 7 of the Federal Bankruptcy Code in February 2011. From October 2009 through April 2011, he was a self-employed consultant to various private equity and corporate clients, including (1) Cabela’s Inc., a specialty retailer of hunting, fishing, camping and related outdoor merchandise, from April 2010 through August 2010, where he consulted in implementing category management in purchasing of indirect materials, and (2) Tenex Capital Management, a private equity firm, from December 2009 to March 2010, where he served as a process improvement consultant to streamline customer service at a national freight company that was a Tenex client. From June 2007 through September 2008, he served as Chief Restructuring Officer and from September 2008 through September 2009 as Chief Supply Chain Officer of Remington Arms Company Inc., a designer, manufacturer and marketer of primarily sporting goods products for the global hunting and shooting sports marketplace. He was responsible for Remington’s operational restructuring after it was acquired by Cerberus Capital Management L.P., including responsibility for the supply chain, operations strategy and corporate planning. Mr. Popov served as President and Managing Partner of Stolper, LLC when it filed for protection under Chapter 11 of the Federal Bankruptcy Code in 2005. Mr. Popov also filed for protection personally under Chapter 7 of the Federal Bankruptcy Code in 2005 (discharged in January 2007) as a result of personal guarantees on notes relating to Stolper LLC. Mr. Popov is party to a letter agreement with us that requires us to elect him as our Chief Restructuring Officer. Mr. Popov received his BSE from the University of Michigan and his MBA from the Amos Tuck School of Business Administration at Dartmouth College.
Janice E. Stipp, CPA has served as our Executive Vice President, Chief Financial Officer and Treasurer since October 2011. From January 2011 until June 2011, Ms. Stipp served as Chief Financial Officer of Revstone Industries, LLC, a company that manufactures, engineers, and designs components for use in the transportation and heavy truck industries. Ms. Stipp was responsible for assisting in the development of strategic and tactical plans to achieve corporate goals and objectives and overseeing all financial functions, including treasury, purchasing, and information technologies functions. From February 2007 until January 2011, Ms. Stipp served as Chief Financial Officer and Vice President of Acument Global Technologies Corporation, a portfolio company of Platinum Equity, LLC, a private equity firm. Acument’s revenue was approximately $1.8 billion as of the date of acquisition by Platinum and Ms. Stipp assisted in divestiture activities, including the development of potential buyers, modeling, strategic synergies and negotiations as well as overseeing all financial functions, including treasury, human resources and information technologies functions. Acument Global Technologies, Inc. is a manufacturer and distributor of mechanical fastening systems for the automotive, industrial, electronics and aerospace industries. From August 2005 until February 2007, Ms. Stipp served as Chief Financial Officer and Executive Vice President of Administration of GDX Automotive Corporation, a portfolio company for Cerberus Equity, LLC, a private equity firm. GDX’s revenue was approximately $1.0 billion as of the date of acquisition by Cerberus and is a manufacturer of sealing system solutions for the automotive industry. Ms. Stipp was a member of the senior leadership team and assisted in developing strategic direction and tactical plans for divesting this entity as well as overseeing all financial functions, including human resources and information technologies functions. Ms. Stipp has accumulated over twenty years of experience working for General Motors Corporation, other automotive suppliers and manufacturing companies, helping them develop and implement their product, financial and operating strategies. Ms. Stipp received her MBA from Wayne State University and is a member of The American Institute of Certified Public Accountants and the Michigan Association of Certified Public Accountants. In October 2012, Ms. Stipp was elected to the board and audit committee of Arkansas Best Corporation (NASDAQ: ABFS). In October 2013, Ms. Stipp was selected for the Michigan State University Accounting Advisory Board. Ms. Stipp is party to a letter agreement with us that requires us to elect her as our Chief Financial Officer.

EXECUTIVE COMPENSATION
Compensation Discussion and Analysis
Introduction
James J. Connor has served as an executive officer since January 2010 and Janice E. Stipp has served as an executive officer since October 2011. Michael A. Noelke, our former Executive Vice President, Global Sales, Marketing and Engineering, resigned effective March 6, 2013. Igor Popov joined us as Chief Restructuring Officer on March 1, 2014.
In 2013, in view of then current economic conditions and uncertainty, our 2012 performance and financial condition, and Mr. Connor’s recommendations, we held Mr. Connor’s and Ms. Stipp’s salaries at the same levels as their 2012 salaries, which were the same as their 2011 salaries.
To make our incentive compensation opportunities reflect our performance during the year, we granted to our named executive officers annual cash incentives and performance phantom share awards based 50% on our adjusted return on average total capital (debt and equity). The other 50% of our target annual cash incentives and performance phantom share awards was determined by our Compensation Committee in the exercise of its sole discretion based on its subjective evaluation of our executive officers’ performance in achieving certain specific strategic objectives during 2013. See "2013 Annual Cash Incentives" below for a description of those objectives.
Target bonus and equity incentives in 2013 were allocated 40% to annual cash incentives and 60% to performance phantom share awards, to provide management with incentives to focus on long-term increases in shareholder value. As a result, the target annual cash incentive as a percentage of salary was 80% for Mr. Connor and 65% for Ms. Stipp. Actual awards, for the amounts based on our adjusted return on total capital (50% of the target award amount), could range from 50% of 50% of the target for achieving 80% of the targeted adjusted return on average total capital, to a cap of 150% of 50% of the target for achieving 120% or more of the targeted adjusted return on average total capital. In addition, between 0% and 50% of the target annual cash incentive was subject to the Compensation Committee’s discretion, based on its subjective evaluation of our executive officers’ performance in achieving certain specific strategic objectives during 2013. See "2013 Annual Cash Incentives" below for a description of those objectives.
We also continued to grant equity incentives in 2013. We awarded phantom shares subject to a performance condition, with respect to 50% of our target performance phantom share awards, that adjusts the amount of phantom shares awarded, which then vest over a three year period. The other 50% of our target phantom share awards were determined by our Compensation Committee in its sole discretion, based on its subjective evaluation of our executive officers’ performance in achieving certain specific strategic objectives during 2013. The performance condition is the same as the adjusted return on average total capital performance condition that applies to the annual cash incentives. Sixty percent of the target bonus and equity incentives for 2013 were allocated to performance phantom share awards. As a result, the target performance phantom share awards (based on the fair value of the Class A shares on the date of the award) as a percentage of salary was 120% for Mr. Connor and 97.5% for Ms. Stipp. Actual awards vary in the same manner as the annual cash incentives.
Our Board plans to continue to critically review our executive compensation arrangements. As part of this commitment and in response to shareholder approval at the 2009 annual meeting of a Say on Executive Pay proposal, our Board implemented a policy, beginning at the 2010 annual meeting, providing that shareholders will have the opportunity to vote on an advisory basis on whether to approve the compensation of our named executive officers. The outcome of the shareholder advisory vote will be considered by the Board and the Compensation Committee as they consider compensation policies and procedures going forward. The Board and the Compensation Committee considered the support for its executive compensation policies and decisions as reflected in the 2013 vote and resolved to continue to link our bonuses and equity incentives to our performance and business plan.
Some of our more significant compensation practices include the following:

•
Performance-Based Pay. As discussed above, our annual and long-term incentives are variable and tied to financial performance. As a result, two-thirds (expected to be higher in 2014) of the Chief Executive Officer’s salary and target bonus and equity incentive compensation is based on our performance.

•
No Employment Agreements (except with our Chief Financial Officer and our new Chief Restructuring Officer) or Supplemental Pension Plans. We do not have any employment agreements with, or supplemental pension plans for, our current executive officers, except that we entered into an employment letter with our Chief Financial Officer in 2011 and with our new Chief Restructuring Officer in 2014. Effective March 6, 2013, Mr. Noelke, our then Executive Vice President, Global Sales, Marketing and Engineering, resigned and he entered into a General Release of All Claims with us, under which he received $105,000 in exchange for releasing us from all claims relating to his compensation and benefits.

•
Omnibus Incentive Plan Submitted for Shareholder Approval. The 2014 Omnibus Incentive Plan will permit awards that are settled in shares. It, therefore, can provide a similar incentive to performance phantom shares under our Long-Term Cash Incentive Plan, while preserving our cash. In addition, the incentive can continue after the vesting date while the participant holds the shares. Furthermore, our Compensation Committee believes it is generally desirable to structure compensation plans and programs so as to qualify for the performance-based exemption from non-deductibility afforded under Section 162(m), and we are submitting the 2014 Omnibus Incentive Plan and its related material performance measures to shareholders for approval to permit awards under the 2014 Omnibus Incentive Plan to satisfy one of the conditions to such performance-based exemption. However, the Compensation Committee retains the discretion to establish executive compensation arrangements that it believes are consistent with its compensation principles and in the best interests of our company and shareholders, even if those arrangements are not fully deductible under Section 162(m). We have net operating loss carryforwards; current deductions simply increase those carryforwards.

•
Share Ownership Guidelines and Retention Policy Adopted, Subject to Shareholder Approval of the 2014 Omnibus Incentive Plan. Our Board has adopted, subject to shareholder approval of the 2014 Omnibus Incentive Plan, a share ownership policy. The policy’s guidelines provide for target levels of ownership of our shares with a market value of five times the CEO’s base salary, four times the Chief Restructuring Officer's base salary, three times the CFO’s base salary, one times other long-term incentive plan participants’ salaries and five times the outside directors’ annual cash retainers for board service. The policy also requires officers and directors subject to the policy to retain 50% of the shares received under our equity incentive plan, net of any shares used to pay any exercise price or taxes related to the award, until such ownership guidelines are met. We believe this policy further aligns participants’ interests with those of our shareholders and provides a continuing incentive to increase shareholder value.

•
Compensation Risk Assessment. We conducted a compensation risk assessment and concluded that our compensation policies and practices do not encourage excessive or unnecessary risk-taking and are not reasonably likely to have a material adverse effect on us.

•	Independent Compensation Committee. Each member of our Compensation Committee is independent as defined in The Nasdaq Market LLC’s rules.

•
Outside Compensation Consultant. The Compensation Committee uses the services of Exequity, LLP, an independent outside compensation consultant, from time to time to provide advice on compensation practices and levels, executive compensation design and award sizes, and performance measurement, among other things. The Compensation Committee assessed the independence of its advisor, Exequity, LLP, relative to the six factors defined by the SEC and Nasdaq and determined that Exequity, LLP is independent and without conflict of interest.

•
Trading Policy. Our Insider Trading Policy includes a policy prohibiting directors and designated employees, including the Chairman, President, Chief Financial Officer and employees reporting directly to them, from engaging in short sales of our common shares and they may not write, purchase, sell or otherwise trade in puts, calls or any other type of options on our common shares.

Compensation Philosophy
The Compensation Committee has adopted the following compensation philosophy statement:

•	We are a globally recognized brand, driven by our people around the world.

•	We want to be a results driven organization guided by global business processes and culture that help us attract and retain talented people.

•	We will offer total compensation that is competitive within each of our local markets and with a significant portion awarded based on level of performance.

•	We want to become the employer of choice through continual job challenge, development and recognition.
Process and Elements
The Compensation Committee’s process of reviewing the executive compensation program and setting the compensation levels of the executive officers named in the Summary Compensation Table (who are sometimes referred to as “named executive officers” or “NEOs”) involves several components. Starting in 2013, typically during the third quarter of each year, the Committee has its advisor update the competitive market data. See “Peer Group Comparisons” below. Typically, during the fourth or first quarter of each year, the Committee reviews competitive compensation practices and each NEO’s total compensation and determines its recommendations for NEO base salaries effective as of the beginning of the new year. Our targeted annual cash incentives and initial calculation of targeted long-term incentives are based on these salaries. Following an assessment of competitive market data for each position, including demands of potential new executives, the committee assesses all information in its possession and makes recommendations for base salaries for each of the NEOs to the Board. The committee members also meet regularly with the NEOs at various times throughout the year, both formally within board and committee meetings and informally outside of board and committee meetings, which meetings help the committee members assess each NEO’s performance. This was done in the fourth quarter of 2013 (for 2014 base salaries) and the first quarter of 2013 (for 2013 base salaries) in connection with the general review of NEO compensation.
Typically, during the first quarter of each year, in connection with its review of our financial results for the prior year, the Compensation Committee determines the prior year’s bonuses and equity incentives and approves the current year’s bonus and equity incentive awards, although the approval of 2014 equity incentives may occur later. The Committee typically solicits input from all non-employee directors as to the Chief Executive Officer’s performance in the prior year. In addition, the CEO annually presents his evaluation of each NEO to the Committee, which includes a review of each officer’s contributions and performance over the past year, strengths, opportunities for improvement, development plans, and succession potential. The CEO also presents compensation recommendations for the Committee’s review and consideration. Following this presentation and an assessment of competitive market data for each position, including demands of potential new executives, the Committee assesses all information in its possession and makes decisions on each element of compensation (discussed below) for each of the NEOs, other than base salaries, which (beginning this year) are set earlier.
The main elements of the NEOs’ compensation are salary, annual cash incentive opportunity, long-term incentives and retirement benefits. The committee’s philosophy is to pay a base salary to attract and retain qualified executives and to allocate a significant portion of their total targeted compensation to performance-oriented incentives, to motivate them to meet specific performance objectives and increase shareholder value without taking excessive risks. Under this program, our NEOs are rewarded for their service to the company, the achievement of specific performance goals and the realization of increased shareholder value.

•
Base Salary. Around year end, the Committee reviews and establishes the base salaries of the NEOs. We typically review compensation data compiled and reviewed by the Committee’s consultant. For each NEO, the Committee takes into account the scope of each incumbent’s responsibilities and individual performance and the demands of new employees and third party candidates for a particular position and then typically tests the results from these factors against competitive compensation data, if available, and the salaries of our other executives. In making base salary decisions, the Committee is mindful of the issues inherent in maintaining internal pay equity while also ensuring that our compensation program remains able to attract and retain qualified executives. As we are committed to the principles of pay-for-performance, the Committee generally targets base salary changes, a non-variable element of compensation, to be approximately at the market median of our peer group, although our Chief Executive Officer’s salary has been below the market median.

•	Annual Incentive Opportunity. During the first quarter of each year, the Committee establishes an annual cash incentive opportunity for each NEO. At that time, the Committee approves:

•	the overall company performance measures, goals and funding formulas for the year; and

•	any individual performance measures and goals for each NEO for the year; and

•	the target annual incentive opportunity for each NEO.
We target annual incentive compensation opportunities to be competitive with market medians. Actual performance results can yield incentive compensation results that fall below or above market medians. Stated another way, the compensation program can yield higher than market median compensation for higher performance and lower than market median compensation for lower performance. We discuss the performance measures, goals and results for 2013 and the performance measures and goals for 2014 later in this Compensation Discussion and Analysis.

•	Long-Term Incentives. The long-term incentive element of our compensation program is structured to:

•	motivate and reward the NEOs for performance aimed at increasing shareholder value over periods longer than one year;

•	link executives’ interests with those of shareholders;

•	retain executives over the longer term; and

•	provide incentives to achieve our performance goals, as the amount of the awards vary based on the achievement of our performance goals.
The Long-Term Cash Incentive Plan uses performance phantom shares as the long-term incentive and retention vehicle. Subject to shareholder approval, the 2014 Omnibus Incentive Plan authorizes multiple types of awards, and performance-based restricted stock units and non-qualified stock options are expected to be granted in 2014, subject to shareholder approval. Performance-based restricted stock units result in the issuance of stock if the three-year performance goals are met.
During the first quarter of each year, the Committee establishes a target dollar amount of the annual and long-term incentive opportunity for each NEO, which is expressed as a percent of the

NEO’s base salary. For 2013, 40% of the total target was allocated to the target annual cash incentive compensation opportunity and 60% was allocated to the target long-term incentive opportunity. For 2014, we plan to increase the long-term incentive opportunities for our NEOs to move their total pay opportunities closer to the market median, recognizing that most of their pay opportunities will be based on our performance and stock price performance. We plan to fix the number of shares subject to our long-term incentive opportunities for our NEOs in 2014, computing the number of shares based on a higher percentage of their salaries, but proportionately reducing the resulting numbers of underlying shares so that equity grants to all long-term incentive plan participants, other than our independent directors, would not use more than 500,000 shares per year.
In 2013, the target long-term incentive opportunity was converted into a target number of phantom shares based on the fair value of the Class A shares on the date of the award. We also (1) adjust 50% of the amount of phantom shares awarded based on our adjusted return on average total capital (debt and equity) for 2013 awards, and (2) provide that the remaining 50% of the target award is in the discretion of our Compensation Committee based on its subjective judgment of the executive officers’ performance in achieving certain specific strategic objectives for the applicable year. These awards are made following the Committee’s consideration and review of our results for the prior year and generally at the same time the Committee is making other incentive compensation decisions for the NEOs. The 2013 and 2014 awards to the NEOs are discussed later in this Compensation Discussion and Analysis.

•	Retirement Benefits. We provide retirement benefits to attract and retain employees and to encourage employees to save money for their retirement.
Peer Group Comparisons
We decided not to increase salaries, target annual incentive opportunities, or target equity-based awards for our NEOs in 2013, so in making 2013 base salary decisions, we did not review peer group comparisons or use other survey data.
To prepare for 2014 pay determinations, we used a peer group of companies to determine a range of competitive compensation practices for our NEOs and certain other key executives. We changed our process to have the Committee’s advisor update the peer group analysis in the third quarter of the year so the Committee could make recommendations regarding 2014 base salaries and target annual and long-term incentive opportunities in the fourth quarter of the year. The Committee’s compensation consultant did a proxy analysis of the compensation of top officers at U.S.-based, publicly-traded industrial machinery companies with annual revenues ranging from approximately 50% to 200% of our 2012 net revenues, using the most recent data reported in these companies’ proxy statements. The 23 companies in the proxy analysis peer group, in descending order of revenues, were Actuant Corp., Watts Water Technologies Inc., Nordson Corporation, TriMas Corp., Barnes Group Inc., EnPro Industries Inc., CLARCOR Inc., Middleby Corp., Mueller Water Products Inc., Chart Industries Inc., Graco Inc., Blount International Inc., John Bean Technologies Corp, Circor International Inc., Albany International Corp., Tennant Co., Altra Holdings Inc., ESCO Technologies Inc., Standex International Corp., Columbus Mckinnon Corp., Foster (LB) Co., Xerium Technologies Inc., and Kaydon Corp. The revenues of the proxy analysis peer group companies for the most recently completed fiscal year end at the time of the July 2013 market analysis ranged from $475 million to $1.6 billion, with a median of $928 million. Tecumseh’s revenues for 2012 were $855 million.
While these peer group companies do not represent a perfect match for us in terms of products manufactured, the nature and size of their businesses place them in competition with us for executive and managerial talent. These are companies to which we could lose people and from which we could recruit people. We use the peer group data to determine competitive total compensation levels for base salary, annual incentives and long-term incentives. We review this data in making decisions on each of these elements of compensation for each executive, but we do not rigidly apply the competitive data in any way. In making compensation decisions for our executives, we consider company performance, individual performance and potential, prevailing market conditions

(including compensation demands of third-party candidates for open positions) and the competitive compensation data. We do not, however, formally tie any specific elements of compensation to a benchmark.
The total of Mr. Connor’s 2013 salary, target annual cash incentive opportunity and target long-term incentive opportunity was 46% of the 2013 proxy analysis peer group’s CEO median total of these compensation elements. The total of Ms. Stipp’s 2013 salary, target annual cash incentive opportunity and target long-term incentive opportunity was 85% of the 2013 proxy analysis peer group’s CFO median total of these compensation elements.
The total of Mr. Connor’s 2014 salary, target annual cash incentive opportunity and expected target long-term incentive opportunity is 69% of the 2013 proxy analysis peer group’s CEO median total of these compensation elements. The total of Ms. Stipp’s 2014 salary, target annual cash incentive opportunity and expected target long-term incentive opportunity is 102% of the 2013 proxy analysis peer group’s CFO median total of these compensation elements. We do not have peer group compensation information for a chief restructuring officer executive. The Compensation Committee has not yet finalized its decisions regarding long-term incentive awards for 2014, which will be made in the form of performance-based restricted stock units and stock options, and the actual target value awarded is likely to be lower in 2014. We fixed the amounts of underlying shares to limit equity grants to all long-term incentive plan participants, other than our independent directors, so that the long-term incentive awards do not cover more than 500,000 shares per year.
2013 Salaries
In view of then current economic conditions and uncertainty, our performance and financial condition, and Mr. Connor’s recommendations, at the beginning of 2013, we held Mr. Connor’s and Ms. Stipp’s salaries at the same levels as their 2012 salaries, which were the same as their 2011 salaries. Their salaries were negotiated in connection with Mr. Connor’s appointment as our President and Chief Executive Officer in July 2011 and Ms. Stipp’s employment letter in October 2011 when she first joined the Company.
2013 Annual Cash Incentives
In 2013, our NEOs had the opportunity to earn annual cash incentives based on performance during the year. In the first quarter of 2013, the Compensation Committee established a target incentive for each participating employee, expressed as a percentage of his or her salary. We use a target incentive approach because it is a formal, goals-oriented method of determining incentives that is responsive to changing internal and external business conditions from year to year.
To make our annual cash incentives reflect our performance during the year, the actual amount of the cash payment for 2013 with respect to 50% of our target annual cash incentives was determined based on our adjusted return on total capital (“Adjusted ROC”) compared to our target Adjusted ROC. In adopting this performance measure, the committee sought to ensure that the NEOs would be focused on maximizing our Adjusted ROC.
Adjusted ROC is our 2013 income or loss from continuing operations before taxes divided by total capital. Income or loss from continuing operations before taxes is our income (loss) from continuing operations before taxes, excluding (1) expense relating to award agreements under the Long-Term Incentive Cash Award Plan, (2) non-recurring income and expenses, at the discretion of the Compensation Committee, (3) gains and losses on fixed asset disposals, (4) foreign exchange adjustments that are plus or minus 25% or more of the budgeted exchange rate, at the discretion of the Compensation Committee, and (5) settlements related to antitrust litigation, excluding legal fees incurred in connection with antitrust matters.
Total capital means the sum of (1) (a) the average of the amounts shown on our balance sheets at December 31, 2012, March 31, 2013, June 30, 2013, September 30, 2013 and December 31, 2013 as long-term debt, minus (b) the average of the amounts shown as cash and cash equivalents on our balance sheets at December 31, 2012, March 31, 2013, June 30, 2013, September 30, 2013 and December 31, 2013, excluding foreign exchange adjustments that are plus or minus 25% or more of the budgeted exchange rate, at the discretion of the Compensation Committee, plus (2) the average of the amounts shown as shareholders’ equity on our balance sheets at December 31, 2012, March 31, 2013, June 30, 2013, September 30, 2013 and December 31, 2013.

For 2013, the Compensation Committee established a target incentive opportunity for each participating employee. The Compensation Committee based the total target amount of annual cash incentives and equity incentives on the same percentage of salary used in 2012 and 2011 (200% for Mr. Connor and 162.5% for Ms. Stipp), and determined to allocate 40% of that total to annual incentives and 60% to long-term equity incentives (phantom shares).
The 2013 target percentages for annual cash incentives for our NEOs (other than Mr. Noelke, who did not participate in the plan in 2013 due to his resignation effective March 6, 2013) are:

Executive Officer	Target Incentive
James J. Connor	80% of salary
Janice E. Stipp	65% of salary
The actual award amount for 50% of the target award varied based on a percentage equal to the actual Adjusted ROC divided by the target Adjusted ROC. If actual Adjusted ROC was less than 80% of target Adjusted ROC, the actual amount and the payments under this portion of the performance award would be zero. Reaching 80% of the target Adjusted ROC required an improvement over 2012 actual Adjusted ROC. Reaching 80% percent of target produces a threshold payout of 50% of 50% of the target award; reaching 100% of the target produces a payout of 100% of 50% of the target award; and reaching 120% of the target produces a maximum payout of 150% of 50% of the target award. Straight-line interpolation is used to determine the performance-payout relationship between threshold and maximum.
Of the actual award amount, 50% would be realized based on the above formula and Adjusted ROC, and between 0% and 50% of the target incentive might be realized, if specified objectives have been accomplished. Whether the specified objectives were accomplished was required to be determined by the Compensation Committee in the exercise of its sole discretion, on the date between January 1, 2014 and March 1, 2014 that the Compensation Committee determined actual Adjusted ROC for 2013 (the “Determination Date”), which was February 28, 2014. The Committee had discretion to include all, none or any portion of the discretionary portion of the award for 2013. The Committee exercised this discretion based on its subjective evaluation of our executive officers’ collective performance in accomplishing objectives associated with global manufacturing rationalization, accelerating initiatives to support the development of lean operations, liquidity and financing, restructuring certain critical parts of our business, continuing the implementation of our product revitalization plans and targeting improvements across our customer base.
The following table illustrates the potential award amounts as a percentage of the target incentive for the threshold, target and maximum Adjusted ROC:

Adjusted ROC	Maximum Non- Discretionary Percent	Maximum Discretionary Percent	Maximum Total Percent
Below Threshold (negative 4.9%)	0%	50%	50%
Threshold (negative 4.9%; 80% of Target Goal)	25%	50%	75%
Target (negative 1.0%; 100% of Target Goal)	50%	50%	100%
Maximum (2.9%; 120% of Target Goal)	75%	50%	125%
The Compensation Committee determined that actual adjusted return on total capital for 2013 was negative 9.2%, so no payout was earned for the non-discretionary portion of the annual cash incentive opportunity. In addition, the Compensation Committee determined to award 25% of the 50% discretionary portion of the annual cash incentive opportunity, based on its subjective evaluation of our executive officers’ performance in achieving the strategic objectives described above during 2013. The table below provides information about our actual 2013

Adjusted ROC performance, the results of the Compensation Committee’s exercise of discretion and the resulting percentages:

Actual Adjusted ROC	Actual Non-Discretionary Percent	Actual Discretionary Percent	Actual Total Percent
Negative 9.2%	0%	12.5%	12.5%
The discretionary portion of the individual bonuses was calculated as follows: (1) the participant’s salary, (2) multiplied by the participant’s target incentive percentage, (3) and then multiplied by 12.5% (the percentage between 0% and 50%, determined by the Compensation Committee in its discretion based on its subjective evaluation of our executive officers’ performance in achieving the strategic objectives described above during 2013.
The 2013 target incentive percentages for our executive officers (other than Mr. Noelke, who did not participate in the plan in 2013 due to his resignation effective March 6, 2013) and their actual cash incentive allocated to them for 2013 were:

Executive Officer	Target Incentive Percent	Actual Based on Adjusted ROC	Actual Based on Committee Discretion	Total Actual Cash Performance Award
James J. Connor	80% of salary	$0	$50,000	$50,000
Janice E. Stipp	65% of salary	$0	$28,438	$28,438
We do not have a policy regarding adjustment of annual cash incentive payments if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of the payment, except as provided in Section 3(b) of the proposed 2014 Omnibus Incentive Plan, but we have not had such a restatement or adjustment. Section 3(b) of our proposed 2014 Omnibus Incentive Plan provides that unless otherwise provided in an award agreement for a particular year, we retain the right to cause a forfeiture of any award, or the gain realized by a participant in connection with an award, on account of actions taken by the participant in violation or breach of or in conflict with any policy of or agreement with us or our affiliates, or as otherwise permitted by applicable laws and regulations, including the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act.
2013 Equity-Based Awards
In 2013, our NEOs had the opportunity to earn equity-based incentives based on performance during the year through performance phantom share awards under our Long-Term Incentive Cash Award Plan. Under the performance phantom share awards, each participating executive is eligible to earn an equity-based incentive based on the same Adjusted ROC and discretionary performance criteria described above for the 2013 annual cash incentives. These awards, settled only in cash, tie executives’ compensation to the long-term market performance of our Class A shares (Common Shares if our recapitalization proposal is approved).
For 2013, the Compensation Committee determined to allocate 60% of the total target incentive for each NEO to long-term equity-based incentives in the form of phantom shares. The 2013 target incentive percentages for performance phantom share awards for our then current NEOs are:

Executive Officer	Target Incentive
James J. Connor	120.0% of salary
Janice E. Stipp	97.5% of salary
The actual award amount is determined in the same manner as the cash incentives described above. The actual award amount was converted into phantom shares based on the $9.02 closing sale price of our Class A Shares on the date the performance phantom shares were awarded, March 25, 2013 . The phantom shares vest in equal one-third installments on February 28, 2014, December 31, 2014 and December 31, 2015. Payment of the first vested installment will be made between February 28, 2014 and March 15, 2014. Payment of the second and third vested installment will be made between January 1 and March 15 of the year after the vesting date.
The Committee uses phantom shares to increase the retention value of the award (both during the performance period and the vesting period) and to subject the holder to risks of share price declines (the phantom shares become less valuable as the price declines), while providing incentive to increase share prices. Phantom shares also provide incentives to increase share price even if the share price declines after the award date. However, because phantom shares are paid in cash when they vest, their incentive and retention value only lasts during the vesting period.
As described above under “2013 Annual Cash Incentives”, the Compensation Committee determined that our Adjusted ROC for 2013 was negative 9.2%, so no payout was earned for the non-discretionary portion of the equity-based incentive opportunity, and the Compensation Committee determined to award 25% of the 50% discretionary portion of the target performance phantom shares, based on its subjective evaluation of our executive officers’ performance in achieving strategic objectives during 2013. The 2013 target incentive percentages for our executive officers (other than Mr. Noelke, who did not participate in the plan in 2013 due to his resignation effective March 6, 2013) and their actual incentive percentages allocated to them based on these calculations were:

Executive Officer	Target Incentive Percent	Actual Based on Adjusted ROC	Actual Based on Committee Discretion	Total Actual Performance Phantom Share Award
James J. Connor	120.0% of salary	0	8,315	8,315
Janice E. Stipp	97.5% of salary	0	4,729	4,729
We do not have a policy regarding adjustment of performance phantom share payments if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of the payment, except as provided in Section 9.7 of our Long-Term Incentive Cash Award Plan, but we have not had such a restatement or adjustment. Section 9.7 of our Long-Term Incentive Cash Award Plan provides that if our reported financial or operating results for one or more fiscal years become subject to a material negative restatement, our Board may require any current or former executive officer to repay us the amounts paid that would not have been paid if our results for the applicable year had been as subsequently restated. This right applies for five years after the date the amount was originally paid. This section applies to our Performance Awards and our performance Phantom Share awards.
In addition, our Chief Executive and Chief Financial Officers, who are required to make certifications regarding our financial statements filed in SEC reports, are subject to provisions of the Sarbanes-Oxley Act requiring reimbursement of any bonus or other incentive-based or equity-based compensation received during the 12 months following the issuance of financial statements that are later required to be restated due to our material noncompliance as a result of misconduct. Also, Section 3(b) of our proposed 2014 Omnibus Incentive Plan provides that unless otherwise provided in an award agreement for a particular year, we retain the right to cause a forfeiture of any award, or the gain realized by a participant in connection with an award, on account of actions taken by the participant in violation or breach of or in conflict with any policy of or agreement with us or our affiliates, or as otherwise permitted by applicable laws and regulations, including the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act.
Retirement Benefits
Our NEOs participate in our Retirement Savings Plan (a 401(k) plan) and, except for Ms. Stipp and Mr. Popov (who were hired after new employees were no longer eligible to participate), our defined benefit plan on the same basis as other salaried employees. The Compensation Committee considers the value of benefits under these plans when determining other compensation.

2014 Executive Compensation Arrangements
For 2014, in view of current economic conditions and uncertainty, our performance and financial condition and Mr. Connor’s recommendations, management recommended, and the Committee agreed, that the salaries of each of Mr. Connor and Ms. Stipp not be increased at the beginning of 2014. Mr. Popov became our Chief Restructuring Officer in March 2014, and we agreed to pay him an annual base salary of $400,000, based on negotiations in connection with his appointment and the relation of his salary to those of our other executive officers.
For 2014, we determined to continue to provide a similar annual cash incentive to our executives, including our current NEOs and Mr. Popov, but to do so by awarding them under the proposed 2014 Omnibus Incentive Plan, subject to shareholder approval. We are submitting the 2014 Omnibus Incentive Plan, including the material terms of its related performance goals, to shareholders for approval at the annual meeting (see Proposal No. 5) in part to make the annual cash incentives under the plan eligible for compliance with the performance-based exception under Section 162(m) of the Internal Revenue Code. If shareholders fail to approve the 2014 Omnibus Incentive Plan and the material terms of the related performance goals, annual cash incentives under the 2014 Omnibus Incentive Plan will be canceled without any payments being made, but the Committee reserves the right to award bonuses to our executives, which would not comply with the performance-based exception under Section 162(m).
We use a target incentive approach because it is a formal, goals-oriented method of determining incentives that is responsive to changing internal and external business conditions from year to year. To make our annual cash incentives reflect our performance during 2014, the actual amount earned is expected to be based on achieving one or more performance goals based on our business plan (expected to be established in the first quarter of 2014), with thresholds, targets and maximum payouts to be established in the first quarter of 2014. If less than 80% of a target performance goal is met, the actual amount earned based on that performance goal would be zero. Reaching 80% of the target performance goal produces a threshold payout of 50% of the target incentive opportunity; reaching 100% of the target performance goal produces a payout of 100% of the target incentive opportunity; and reaching 120% of the target performance goal produces a maximum payout of 150% of the target incentive opportunity. The Compensation Committee is expected to have negative discretion to reduce by up to 50% the cash otherwise payable upon settlement of these annual cash incentives in the exercise of its sole discretion based on its subjective evaluation of the participating employee's performance in achieving certain specific objectives (expected to be established in the first quarter of 2014) during 2014 and any non-recurring factors affecting our performance goals. The Compensation Committee will exercise its negative discretion on the date between January 1, 2015 and March 1, 2015 that the Compensation Committee determines whether the performance goals for 2014 have been met (the "2014 Determination Date").
For 2014, the Compensation Committee has established a target annual cash incentive for each employee participating in 2014 that is the same percentage of salary used in 2013 and 2012. The following table illustrates the potential amounts as a percentage of the target incentive for the threshold, target and maximum payouts:

Performance Goals	Maximum Percentage*
Below Threshold	0%
Threshold (80% of Target Goal)	50%
Target (100% of Target Goal)	100%
Maximum (120% of Target Goal)	150%
*Subject to the Committee's negative discretion as to 50% of the amount earned as otherwise determined.
The cash incentive will equal (1) the participant’s salary, (2) multiplied by the participant’s target incentive percentage, and (3) then multiplied by a percentage between 50% and 150% (0% if the threshold is not met) based on the actual achievement of performance goals compared to the target performance goals, all subject to the Compensation Committee’s negative discretion.
The 2014 target incentive percentages for annual cash incentives for our current executive officers are:

Executive Officer	Target Incentive
James J. Connor	80% of salary
Igor Popov	70% of salary
Janice E. Stipp	65% of salary

In addition, for 2014, we plan to increase the long-term incentive opportunities for our NEOs to move their total pay opportunities closer to the market median, recognizing that most of their pay opportunities are based on company performance and stock price performance. The CEO’s 2014 target long-term incentive opportunity is expected to be a higher percentage of his total target incentive opportunity in 2014 than in 2013.
For 2014, the Compensation Committee expects to award performance-based restricted stock units and non-qualified stock options to the same two current NEOs and to Mr. Popov under our 2014 Omnibus Incentive Plan, subject to shareholder approval of the 2014 Omnibus Incentive Plan at the annual meeting (see Proposal No. 5).
The performance-based restricted stock unit awards will be settled in common shares if the three-year performance goal based on our business plan (expected to be established by the third quarter of 2014) is achieved and the shares issued after the performance goal is achieved are not subject to further vesting requirements. If the performance goal is not achieved, the awards will be forfeited. The common shares issuable under the performance-based restricted stock units awards would be issuable, if the performance is achieved, on the date between January 1, 2017 and March 15, 2017 that is after the Compensation Committee determines that the three-year performance goals have been met. Compared to our use of phantom performance shares previously, the performance-based restricted stock units are earned based only on achievement of corporate performance goals, the incentive continues after vesting while the participant holds the shares, which further facilitates retention of executive talent and preserves our cash.
Non-qualified stock options also align our NEOs interests with those of our shareholders because they provide no compensation unless our share price increases after the grant date (since they are granted with fair market value exercise prices on the date they are awarded). The stock options awarded in 2014 are expected to have a ten-year term and vest over three years, with one-third vesting on each of the first three anniversaries of the grant date. Unlike the stock appreciation rights we awarded prior to 2011, the stock options awarded in 2014 are expected to continue to provide an incentive to increase share prices even after exercise while the NEO holds the shares acquired upon exercise, because the 2014 stock options are exercisable for shares, not settled in cash as was the case with our previous stock appreciation rights.
If shareholders do not approve the 2014 Omnibus Incentive Plan, the performance-based restricted stock units and non-qualified stock options will terminate, but the Committee reserves the right to grant incentives to our executives for 2014, which will not comply with the performance-based exemption under Section 162(m) of the Internal Revenue Code.
For 2014, the Compensation Committee has established a fixed number of underlying shares as the preliminary target incentive for each participating employee for 2014 equity incentives. As noted above, the Compensation Committee increased the total target value of equity incentives as a percentage of salary used in 2014 from the levels used in 2013 and 2012. The number of underlying shares was computed for 2014 based on (i) a target dollar amount of long-term incentives as a percentage of salary for each expected participant, (ii) allocating fifty percent of the target value of the target long-term equity incentives to performance-based restricted stock units and fifty percent as non-qualified stock options, (iii) determining the number of shares underlying performance-based restricted stock units based on the market price of the shares and the number of shares underlying non-qualified stock options based on a Black-Scholes valuation of the options assuming they were exercisable at that market price, and (iv) proportionately reducing the resulting numbers of underlying shares so that equity grants to all long-term incentive plan participants, other than our independent directors, would not use more than 500,000 shares per year, all subject to shareholder approval of the 2014 Omnibus Incentive Plan. We determined to use a fixed number of shares each year to limit the number of shares subject to these awards (and the resulting dilution to existing shareholders) and to make the target value of the award each year vary with the market price of our shares. In addition, if dividends are paid on the Class A Common Stock (Common Shares if the recapitalization proposal is approved by shareholders at the annual meeting) underlying performance-based restricted stock units, the Committee may (and intends to) provide in the award agreement that the holder the shares underlying the performance-based restricted stock unit shall be increased by a number of additional Common Shares having a corresponding value based on the then current market value of the Common Shares at the time the dividend is paid.
The 2014 target long-term incentive percentages for performance-based restricted stock units and non-qualified stock option awards for our current executive officers used in the calculations described above were:

Executive Officer	Target Incentive
James J. Connor	275% of salary
Igor Popov	250% of salary
Janice E. Stipp	150% of salary
The Compensation Committee has not yet finalized its decisions regarding target performance-based restricted stock units and non-qualified stock option compensation for 2014 and, as described above, the actual target amounts awarded are likely to be lower in value. We fixed the amounts of underlying shares to limit equity grants to all long-term incentive plan participants, other than our independent directors, so that the long-term incentive awards do not use more than 500,000 shares per year.
We have also adopted a share retention policy, subject to shareholder approval of the 2014 Omnibus Incentive Plan, requiring NEOs to continue to hold 50% of the shares received under these awards, net of any shares used to pay any exercise prices or taxes related to these awards, until they meet their share ownership guidelines. The policy’s guidelines provide for target levels of ownership of our shares with a market value of five times the CEO’s base salary, four times the Chief Restructuring Officer's base salary and three times the CFO’s base salary. This policy further aligns our NEOs interests with those of our shareholders and extends the incentive these awards provide.
Section 162(m) of the Internal Revenue Code
Section 162(m) of the Internal Revenue Code limits to $1 million per year the federal income tax deduction to public corporations for compensation paid for any fiscal year to the company’s Chief Executive Officer and each of the other NEOs unless the compensation meets specified requirements that render the compensation performance-based. While the Compensation Committee believes it is generally desirable to structure compensation plans and programs so as to qualify for the performance-based exemption from non-deductibility afforded under Section 162(m) (and we are submitting to shareholders for approval the 2014 Omnibus Incentive Plan and its related material performance measures to permit awards under that plan to satisfy one of the conditions to such performance-based exemption), the Committee retains the discretion to establish executive compensation arrangements that it believes are consistent with its principles described earlier, and in the best interests of our company and shareholders, even if those arrangements are not fully deductible under Section 162(m). We have net operating loss carryforwards and deductions currently just increase those carryforwards.
Compensation Committee Report
The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis included in this proxy statement/prospectus with management. Based on that review and those discussions, the Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement/prospectus and incorporated into our Annual Report on Form 10‑K for the year ended December 31, 2013.
Presented by the members of the Compensation Committee of the Board of Directors:
Stephanie H. Boyse, Chairperson
Terence C. Seikel
Douglas M. Suliman

Summary Compensation Table
The following table sets forth information for the fiscal years ended December 31, 2013, 2012 and 2011 concerning compensation of (1) all individuals serving as our principal executive officer during the year ended December 31, 2013, (2) all individuals serving as our principal financial officer during 2013, (3) our other executive officers in 2013 who were serving as executive officers as of December 31, 2013 and whose total compensation exceeded $100,000 (none), and (4) up to two additional individuals who were executive officers in 2013 and whose total compensation exceeded $100,000, but who were no longer serving as an executive officer as of December 31, 2013:

2013 SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary ($) (1)	Bonus ($) (2)	Stock Awards ($) (3)	Option Awards ($) (4)	Non-Equity Incentive Plan Compen- sation ($) (5)	Change in Pension Value and Non- qualified Deferred Compen- sation Earnings ($) (6)	All Other Compen- sation ($) (7)	Total ($)
James J. Connor (8)	2013	500,000	0	600,000	0	50,000	25,626	20,400	1,196,026
President, Chief Executive	2012	500,000	0	600,000	0	400,000	27,953	20,000	1,547,953
Officer and Secretary; Former	2011	418,750	0	0	0	0	24,516	19,600	462,866
Chief Financial Officer

Janice E. Stipp (9)	2013	350,000	0	341,250	0	28,438	0	20,400	740,088
Executive Vice President,	2012	350,000	0	341,250	0	227,500	0	20,000	938,750
Chief Financial Officer and	2011	72,917	20,000	0	0	0	0	7,433	100,350
Treasurer

Michael A. Noelke (10)	2013	59,167	0	0	0	0	5,798	295,400	360,365
Former Executive Vice	2012	325,000	0	390,000	0	260,000	28,547	20,000	1,023,547
President, Global Sales,	2011	325,000	0	0	0	0	22,458	19,600	367,058
Marketing and Engineering

(1)	Salary includes any amounts deferred at the officer’s election and contributed on his behalf to our Retirement Savings Plan (a 401(k) plan).

(2)	Bonus includes $20,000 for Ms. Stipp paid as a signing bonus for 2011.

(3)
Amount represents the grant date fair value with respect to performance phantom shares, settleable only in cash, awarded under our Long-Term Cash Incentive Plan. See Note 10 of the Notes to Consolidated Financial Statements in our 2013 Annual Report on Form 10-K for assumptions made in valuing performance phantom shares. The value of performance phantom shares granted to our NEOs in 2013 at the grant date assuming that the highest level of performance conditions will be achieved was as follows: Mr. Connor -- $750,000; and Ms. Stipp -- $426,562.50. Because actual Adjusted ROC was less than 80% of the Adjusted ROC target and the Compensation Committee exercised its discretion to award a 25% discretionary portion of the performance phantom share awards, these awards for 2013 were at 12.5% of the target level, which was lower than the amount shown in the Summary Compensation Table, based on the grant date share price.

(4)
Amount represents the grant date fair value with respect to SARs, settleable only in cash, awarded under our Long-Term Cash Incentive Plan. See Note 10 of the Notes to Consolidated Financial Statements in our 2013 Annual Report on Form 10-K for assumptions made in valuing SARs.

(5)	Non-equity incentive plan compensation consists of cash Performance Awards under our Long-Term Cash Incentive Plan.

(6)	The material assumptions we used in computing the changes in pension value shown in the Summary Compensation Table are listed after the Pension Benefits Table below.

(7)
Our required contribution to Retirement Savings Plan ($20,400), plus, for Mr. Noelke, (i) $105,000 under his General Release of All Claims when he resigned and (ii) $170,000 paid in January 2014 in connection with the termination in 2013 of a Sales Representative Agreement that Mr. Noelke entered into with us after his resignation, but under which he received no other compensation.  See “Additional Information About Summary Compensation Table and 2013 Grants of Plan Based Awards - Mr. Noelke’s General Release of All Claims.”

(8)	Mr. Connor became our Chief Executive Officer effective July 11, 2011.

(9)	Ms. Stipp became an executive officer effective October 17, 2011.

(10)
Mr. Noelke resigned from all of his positions with us effective March 6, 2013. Mr. Noelke received the phantom share award for 2012 in the amount shown in the Summary Compensation Table and the non-equity incentive plan award of $260,000. He forfeited two-thirds of the phantom share awards when he resigned, but he received $105,000 under his General Release of All Claims. See “Additional Information About Summary Compensation Table and 2013 Grants of Plan Based Awards – Mr. Noelke’s General Release of All Claims.”

Grants of Plan-Based Awards
This table provides information about each grant of an award made to our executive officers named in the Summary Compensation Table (except for Mr. Noelke, who resigned in 2013 and was not granted awards in 2013) in 2013 under any plan:
2013 GRANTS OF PLAN-BASED AWARDS

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)			Grant Date Fair Value of Stock and Option
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	Awards ($)
James J. Connor		$100,000	$400,000	$500,000
	03/25/13				16,630	66,519	83,149	$600,000
Janice E. Stipp		$56,875	$227,500	$284,375
	03/25/13				9,458	37,833	47,291	$341,250
(1)    Potential annual cash incentives our executives could have earned for 2013 under Performance Awards granted under our Long-Term Incentive Cash Award Plan. The threshold amount assumes no discretionary awards, and the target and maximum amounts assume the maximum discretionary awards. The actual amounts they earned are reported in the Summary Compensation Table. See “Compensation Discussion and Analysis – 2013 Cash Incentives” for a description of the material terms of the Performance Awards granted in 2013. Mr. Noelke did not receive a 2013 award because of his resignation, but he received $105,000 under his General Release of All Claims. See “Additional Information About Summary Compensation Table and 2013 Grants of Plan Based Awards – Mr. Noelke’s General Release of All Claims.”
(2)    Potential performance phantom shares our executives could have earned for 2013 under performance phantom share awards granted under our Long-Term Incentive Cash Award Plan. The threshold amount assumes no discretionary awards, and the target and maximum amounts assume the maximum discretionary awards. Awards were converted into phantom shares at the March 25, 2013 grant date closing sale price of our Class A shares of $9.02. Phantom shares are settleable only in cash. Each phantom share is the economic equivalent of one Class A share. The phantom shares vested one third at February 28, 2014 (the date of the Compensation Committee meeting determining whether the performance condition had been met) and one third on each of December 31, 2014 and December 31, 2015. See “Compensation Discussion and Analysis – 2013 Equity-Based Awards” for a description of the material terms of the performance phantom shares awarded in 2013. Actual awards equaled 12.5% of the target awards for 2013. Mr. Noelke did not receive a 2013 award because of his resignation, but he received $105,000 under his General Release of All Claims. See “Additional Information About Summary Compensation Table and 2013 Grants of Plan Based Awards – Mr. Noelke’s General Release of All Claims.”
Additional Information about the Summary Compensation Table and 2013 Grants of Plan-Based Awards
Shareholders should review the information in the Summary Compensation Table and the Grants of Plan-Based Awards Table, as well as the additional tables that follow, in conjunction with our Compensation Discussion and Analysis. The Compensation Discussion and Analysis provides detailed information about, and analysis of, our annual and long-term incentive plan compensation programs and compensation decisions for 2013 and includes a discussion of our compensation philosophy, objectives and policies that guide these decisions. In order to better understand the terms of our plans and programs under which the compensation shown in the Summary Compensation Table was earned, shareholders should also consider the additional information we provide below about arrangements with our executives.

Mr. Noelke’s General Release of All Claims
Effective March 6, 2013, Mr. Noelke, our then Executive Vice President, Global Sales, Marketing and Engineering, resigned and he entered into a General Release of All Claims with us, pursuant to which he received $105,000 in full settlement of his claims to compensation and benefits, including any termination payments. See “Potential Payment on Termination or Change in Control – Mr. Noelke’s General Release of All Claims” for a description of the General Release of All Claims between us and Mr. Noelke and the payment made to him upon termination of his employment.
Mr. Popov’s Employment Letter
On February 28, 2014, we entered into a letter agreement with Igor Popov providing for his at will employment beginning March 1, 2014 as our Chief Restructuring Officer. The following is a summary of the principal terms of the agreement:
Compensation. Mr. Popov is entitled to compensation as follows:

•	$400,000 annual salary;

•
While employed by us, eligible for our annual cash incentive opportunity and long-term incentive opportunity for 2014, 2015 and 2016 with a target annual cash incentive opportunity to earn 70% of his base salary; while employed by us, in 2014, 2015 and 2016, he is to be awarded non-qualified stock options to purchase 80,728 shares and 46,822 performance-based restricted stock units, all subject to shareholder approval of our 2014 Omnibus Incentive Plan at the 2014 annual meeting of shareholders; the 2014, 2015 and 2016 non-qualified stock options will vest one third each year following the date of grant, and the 2014, 2015 and 2016 performance-based restricted stock units will vest after the end of 2016, if and when our Compensation Committee determines that the applicable goals have been achieved;

•
Upon termination of his employment, other than because of death, disability, termination by us for cause or termination by him without our consent, he would receive an amount equal to his base salary for the greater of six months or through the date that is 18 months after his start date;

•
Upon termination of his employment, other than because of death, disability, termination by us for cause or termination by him without our consent, within 36 months of his start date, we will relocate him to the northeastern United States in accordance with the terms of our Domestic Relocation Policy as in effect at the time of termination; and

•	Four weeks of vacation, group insurance and participation in our 401(k) plan.
Ms. Stipp’s Employment Letter
On October 10, 2011, we entered into a letter agreement with Janice E. Stipp providing for her at will employment beginning October 27, 2011 as our Chief Financial Officer (currently our Executive Vice President, Chief Financial Officer and Treasurer). The following is a summary of the principal terms of the agreement:
Compensation. Ms. Stipp is entitled to compensation as follows:

•	$350,00 annual salary;

•
Eligible for our incentive plan for 2012 and subsequent years with a target performance opportunity to earn 150% of her base salary or higher, and if any bonus was awarded for 2011, we were required to ensure that she was treated no less favorably than her peers for the period October to December 2011;

•	A $20,000 signing bonus (paid in 2011); and

•	Four weeks of vacation and group insurance.

2013 Cash Performance Awards and Performance Phantom Share Awards
Each NEO was eligible in 2013 to earn an annual cash incentive and a number of phantom shares both based on corporate objectives through annual cash Performance Awards and performance phantom shares awarded under our Long-Term Incentive Cash Award Plan. For annual cash Performance Awards, not later than 90 days after the start of each year, our Compensation Committee will establish targeted group allocations and targeted financial results, and may establish targeted individual allocations, for that year. Actual annual cash incentives for that year will be based on the attainment of specified types and combinations of performance measurement criteria, which may differ as to various employees or classes of employees, and from time to time. The criteria under the plan may include, without limitation:

•	achieving performance levels by, and measured against our objectives of the Company, the individual employee or a group of employees;

•	increases in operating efficiency;

•	completion of specified strategic actions; and

•	such other factors as the Compensation Committee deems important in connection with accomplishing the purposes of the plan.
For phantom shares awarded under the plan, the Compensation Committee may determine the terms and conditions applicable to phantom shares awarded under the plan and may impose such conditions on the issuance of phantom shares as it deems appropriate. The committee also provides the times and conditions for vesting of phantom share awards under the plan. Phantom share awards provide for a cash payment on the date of vesting based on the fair market value of the Class A shares.
Annual cash incentives and the number of phantom shares awarded for 2013 were based on achieving Adjusted ROC goals and the Compensation Committee’s discretion, based on its subjective evaluation of our executive officers’ performance in achieving the strategic objectives during 2013 described in "Compensation Discussion and Analysis - 2013 Annual Cash Incentives". Cash incentives paid and phantom shares awarded under the plan cannot qualify as performance based for Section 162(m) purposes until the performance measures are approved by shareholders and we have not submitted the plan for shareholder approval. Performance measures for the cash and equity incentives for 2014 under the 2014 Omnibus Incentive Plan are being submitted for shareholder approval at the annual meeting. For a description of the terms and conditions of the 2014 awards and plans, see “Compensation Discussion and Analysis – 2014 Executive Compensation Arrangements” and Proposal No. 5 below.
After the year is completed, each participant’s actual annual cash incentives and number of phantom shares is computed on the basis of actual performance using the performance measures and goals and the calculation methodology established by the committee at the beginning of the year and the committee’s discretion. For a description of annual cash incentives and the performance phantom share awards for 2013, including their material terms, the NEOs participating in the awards, the performance conditions, criteria and goals, the formula for determining actual awards and amounts payable, the vesting schedule for phantom shares and the actual awards for 2013, see “Compensation Discussion and Analysis – 2013 Annual Cash Incentives” and – 2013 Equity-Based Awards” and the notes to the table under the caption “Grants of Plan-Based Awards.”
Retirement Savings Plan Contributions
Our Retirement Savings Plan (a 401(k) plan) requires us to make annual contributions to each employee’s account in an amount computed by reference to federal income tax laws and regulations. In addition, we are using a portion of the funds that reverted to us on termination of our previous salaried retirement plan to make discretionary contributions starting in 2008 and for up to the next seven years ending in 2014. Making these contributions results in more favorable federal income tax treatment for us with respect to the reversion than would otherwise be the case.

Outstanding Equity Awards
This table provides information about our NEOs’ outstanding phantom shares, performance phantom shares and SARs under the Long-Term Incentive Cash Award Plan as of December 31, 2013.
OUTSTANDING EQUITY AWARDS AT 2013 FISCAL YEAR-END

	Option Awards (1)						Stock Awards (2)
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exer- cise Price ($)	Option Expira- tion Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($) (3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (3)
James J. Connor	14,709	(4)	—	(4)	$12.86	01/04/17
							42,283	(5)	382,661
										8,315	(6)	75,251
Janice E. Stipp							24,049	(5)	217,643
										4,729	(6)	42,797
Michael A. Noelke (7)

(1)	SARs, settled only in cash, awarded under our Long-Term Cash Incentive Plan. Each SAR is the economic equivalent of an option to purchase one Class A share.

(2)
Phantom shares and performance phantom shares, settled only in cash, awarded under our Long-Term Cash Incentive Plan. Each unit is the economic equivalent of one Class A share. The phantom shares shown in the table as equity incentive plan awards represent the actual number of phantom shares awarded to the NEOs based on our performance in 2013, 50% of which were only to be awarded in the Compensation Committee’s discretion. For 2013, the actual Adjusted ROC was less than 80% of the target Adjusted ROC, the Compensation Committee exercised its discretion to award 25% of the remaining 50% of the target performance phantom shares and the performance phantom shares shown in the table above were actually awarded. Performance phantom shares listed in the table vest and are payable on February 28, 2014, December 31, 2014 and December 31, 2015.

(3)	Based on the closing price of our Class A shares on The Nasdaq Stock Market on the last trading day of 2013 ($9.05).

(4)	One-third became exercisable on each of January 4, 2011, January 4, 2012 and January 4, 2013.

(5)	Phantom shares vesting and payable on December 31, 2014.

(6)	Performance Phantom vesting and payable on February 28, 2014, December 31, 2014 and December 31, 2015.

(7)
Effective March 6, 2013, Mr. Noelke’s employment as our Executive Vice President, Global Sales, Marketing and Engineering terminated and he entered into a General Release of All Claims with us in connection with his termination of employment. Under the Agreement, Mr. Noelke received $105,000 in exchange for, among other things, releasing us from all claims, rights and liabilities arising out of his employment relationship with us or relating to his compensation, including his previously vested stock appreciation rights (all of which had vested by then) and his unvested performance phantom shares, and any other event or obligations that occurred or existed before the date of termination of his employment, except for some indemnification rights.

Option Exercises and Stock Vested Table
The following table sets forth information concerning each exercise of SARs and each vesting of stock, including phantom shares, during the year ended December 31, 2013 by each of our executive officers named in the Summary Compensation Table above on an aggregated basis:
OPTION EXERCISES AND STOCK VESTED – YEAR ENDED DECEMBER 31, 2013

	Option Awards		Stock Awards
	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting
Name	(#)	($) (1)	(#)	($) (1)
James J. Connor	0	0	96,473	826,442
Janice E. Stipp	0	0	48,098	436,730
Michael A. Noelke*	0	0	47,620	347,198
(1) “Value Realized” represents the market price of the underlying securities at exercise or vesting, as applicable, based on the closing sale price on the date of exercise or vesting, minus (for stock appreciation rights) the aggregate base price of the stock appreciation rights.
* Effective March 6, 2013, Mr. Noelke’s employment as our Executive Vice President, Global Sales, Marketing and Engineering terminated and he entered into a General Release of All Claims with us in connection with his termination of employment. Under the Agreement, Mr. Noelke received $105,000 in exchange for, among other things, releasing us from all claims, rights and liabilities arising out of his employment relationship with us or relating to his compensation, including his previously vested stock appreciation rights (all of which had vested by then) and his unvested performance phantom shares, and any other event or obligations that occurred or existed before the date of termination of his employment, except for some indemnification rights. Some of his phantom shares vested and settled in January 2013 before he resigned; one-third of his performance phantom shares had already been awarded, vested and settled.
Retirement Plans
Our retirement plan is a broad-based (available to all full time regular salaried and hourly employees in the United States, but frozen so as not to include any employee hired after January 15, 2011), noncontributory, tax-qualified defined benefit plan. Effective January 1, 2014, we have frozen the pension benefits provided to our salaried pension plan participants. This means that: (i) salaried pension plan participants will not earn any additional years of Benefit Service under the plan after December 31, 2013 for purposes of accruing an additional plan benefit; and (ii) no pay increases/decreases that salaried pension plan participants earn after December 31, 2013 will be taken into account in determining their Plan benefits. Vesting service and benefit service continue to be earned for purposes of eligibility for the plan’s early retirement benefit.
The plan provides benefits in the event of normal (i.e., at age 65), early, deferred or disability retirement. Upon a participant’s death, the plan provides a surviving spouse pension. Participants are vested after five years of credited service for hourly employees and after three years of credited service for salaried employees.
As of April 30, 2007 our previous qualified defined benefit plan was terminated and replaced with a new qualified defined benefit plan. The new plan provides two separately defined pension benefits. The first is a retirement benefit in the form of a lifetime pension that is actuarially equivalent to the lump sum value of 10.5% of the participant’s average base salary over the 60 months immediately before his or her retirement date, multiplied by years of credited service after April 30, 2007 (up to a maximum of 35 years in total, from both the terminated plan and the new plan) payable at age 65. The second retirement benefit under the new plan is a pension equal to the amount by which the benefit under the terminated plan would have been higher based on subsequent pay increases (without any additional service credits).

The automatic form of benefit for a married salaried participant under the qualified defined benefit plan is a joint and 50% or 55% survivor benefit. However, the participant, with the consent of his or her spouse, may elect to have the benefit paid in the form of an actuarially equivalent joint-and-75% or joint-and-100% survivor annuity or as a single-life annuity with 120 payments certain or as a single lump sum. The automatic form of benefit for a married hourly participant is a joint and 50% survivor benefit. However, the participant, with the consent of his or her spouse, may elect to have the benefit paid in the form of an actuarially equivalent joint and 75% survivor annuity or as a single life annuity or as a single lump sum if the present value is under $10,000. The financial effect of these alternate payment forms on the amount of the participant’s monthly benefit payment depends upon the ages of the participant and his or her spouse. The automatic payment form for an unmarried salaried or hourly participant is the single life annuity. Alternatively, a salaried participant may elect to have the benefit paid in the form of an annuity with 120 payments certain or a single lump sum. If the benefit is paid in the form of an annuity with 120 payments certain rather than a single life annuity, the monthly benefit will be reduced.
The table below shows benefits information under the plans for each executive officer named in the Summary Compensation Table.
2013 PENSION BENEFITS

		Number of Years Credit Service	Present Value of Accumulated Benefit	Payments During Last Fiscal Year
Name	Plan Name	(#)	($)	($)
James J. Connor	New Pension Plan	4.0	$100,296	$0
Janice E. Stipp	New Pension Plan	N/A	$0	$0
Michael A. Noelke	New Pension Plan	*	$0	$77,049
* Michael Noelke resigned effective March 6, 2013, with three years of credited service. As a result, Mr. Noelke was paid out a total of $77,049 in previously Accumulated Benefits.
Mr. Connor was hired after termination of the old qualified defined benefit plan, and, therefore, only participates in the first of the separately defined pension benefits under the new plan, and his benefit is payable in a lump sum after he reaches age 65.

More information about the assumptions we used to calculate pension benefits is provided in Note 5, “Pension and Other Postretirement Benefit Plans,” in the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2013.
Potential Payments on Termination or Change in Control
Mr. Noelke’s General Release of All Claims
Effective March 6, 2013, Mr. Noelke, our then Executive Vice President, Global Sales, Marketing and Engineering, resigned and he entered into a General Release of All Claims with us. In consideration of the payment of $105,000 on March 15, 2013, Mr. Noelke agreed to return our property and release us from all claims, rights and liabilities arising out of his employment relationship with us, the termination of that relationship, any agreement or arrangement relating to his employment with us or relating to his compensation, bonuses, incentives or other benefits, including his previously vested stock appreciation rights and unvested performance phantom shares and any other event or obligation that occurred or existed before the date of his termination of employment, except for his rights to payment of the $105,000 and indemnification rights he may have under various agreements.
Other Change in Control and Severance Arrangements
We do not have change in control or severance agreements or any similar arrangements with Mr. Connor or Ms. Stipp.
See “Additional Information about the Summary Compensation Table and 2013 Grants of Plan-Based Awards - Mr. Popov’s Employment Letter” for a description of severance agreements or similar arrangements with Mr. Popov. Upon termination of his employment, other than because of death, disability, termination by us for cause or termination by him without our consent, he would receive an amount equal to his base salary (currently $400,000 per year) for the greater of six months or through the date that is 18 months after his start date. Upon termination of his employment, other than because of death, disability, termination by us for cause or termination by him without our consent, within 36 months of his start date, we will relocate him to the northeastern United States in accordance with the terms of our Domestic Relocation Policy as in effect at the time of termination.
See “Outstanding Equity Awards” for a description of Mr. Connor’s and Ms. Stipp’s outstanding equity awards and their value at December 31, 2013, and the disposition of Mr. Noelke’s awards in connection with his termination of employment. In connection with a change in control, the Compensation Committee may purchase Mr. Connor’s and Ms. Stipp’s phantom shares and SARs for the price he or she would receive upon their exercise or vesting or, under the proposed 2014 Omnibus Incentive Plan submitted for shareholder approval at the annual meeting, accelerate, vest or cause restrictions to lapse under awards or cancel awards for a cash payment equal to their fair value (regardless of whether they were vested at the time), if no adequate alternative awards continue after the change in control.
Vesting of non-qualified stock options granted to officers is also expected to accelerate upon a Company Change in Control, as defined in the 2014 Omnibus Incentive Plan, to the extent permitted by the plan, and upon termination of employment due to death, Disability or Retirement, as defined in the plan. Vesting of performance-based restricted stock units granted to officers is also expected to accelerate upon a Company Change in Control, as defined in the 2014 Omnibus Incentive Plan, to the extent permitted by the plan, as if the performance period had ended at the Change in Control and the target performance goal had been met. Upon termination of employment due to death, Disability or Retirement, as defined in the plan, the employee would receive a pro rata portion of the performance-based restricted stock unit award otherwise payable, based on the portion of the performance period during which the employee was employed. Vesting of restricted stock units granted to outside directors is also expected to accelerate upon a Company Change in Control, as defined in the 2014 Omnibus Incentive Plan, to the extent permitted by the plan, or, in the Compensation Committee’s discretion, upon the director’s death, disability or Retirement, as defined in the plan.
Director Compensation
We do not pay employees any separate compensation for serving as directors. We reimburse all directors for reasonable travel expenses.
The annual retainer fee for non-employee directors is $120,000 ($135,000 beginning with the 2014 Annual Meeting of Shareholders), payable $60,000 in cash (in equal monthly installments in advance) and $60,000 ($75,000 beginning with the 2014 Annual Meeting of Shareholders) in deferred stock units (restricted stock units if the 2014 Omnibus Incentive Plan is approved by shareholders at the annual meeting), prorated for new directors joining us during the year, and the cash portion prorated for directors leaving us during the year. Our Lead Director is entitled to an additional annual retainer fee of $35,000, payable one-half in cash (in equal monthly installments in advance) and one-half in deferred stock units (restricted stock units if the 2014 Omnibus Incentive Plan is approved by shareholders at the annual meeting), prorated for new Lead Directors joining us during the year (except there would be no prorated deferred stock unit (restricted stock units if the 2014 Omnibus Incentive Plan is approved by shareholders at the annual meeting) award if a director terminates his position as Chairman of the Board to become our Lead Director), and the cash portion prorated for directors ceasing to serve as our Lead Director during the year. In addition, our Chairman of the Board of Directors is entitled to an additional annual retainer fee of $120,000 ($135,000 beginning with the 2014 annual meeting of shareholders), payable $60,000 in cash (in equal monthly installments in advance) and $60,000 ($75,000 beginning with the 2014 annual meeting of shareholders) in deferred stock units (restricted stock units if the 2014 Omnibus Incentive Plan is approved by shareholders at the annual meeting), prorated for any new Chairman of the Board of Directors joining us during the year (except for a director who terminates his position as Lead Director to become Chairman of the Board, in which case deferred stock units (restricted stock units if the 2014 Omnibus Incentive Plan is approved by shareholders at the annual meeting) would be prorated based on the difference in retainer fees between the two positions), and the cash portion prorated for directors ceasing to serve as our Chairman of the Board of Directors during the year. These retainers are being paid after the election of directors at the annual meeting of shareholders.

Chairs and members of the following committees are entitled to the following additional annual cash retainer fees (payable in equal monthly installments in advance and prorated for new committee members or Chairs or directors ceasing to serve as committee members or Chairs during the year):

Audit Committee:
Chair	$20,000
Other members	$10,000
Compensation Committee:
Chair	$15,000
Other members	$7,500
Other standing committees:
Chair	$10,000
Other members	$5,000
We do not pay per meeting fees to our outside directors.
Deferred stock units are awarded under our Outside Directors’ Deferred Stock Unit Plan, as amended. Restricted stock units will be awarded under our 2014 Omnibus Incentive Plan, if approved by shareholders at the annual meeting. Effective on the date of the annual meeting of shareholders each year, each non-employee director then in office receives an allocation of deferred stock units under the plan in a dollar amount equal to $60,000 ($75,000 beginning with the 2014 Annual Meeting of Shareholders) of his or her annual retainer fee, and half of his annual Lead Director or Chairman of the Board retainer fee, if any, as specified above (but not committee fees). If shareholders approve the 2014 Omnibus Incentive Plan, the directors intend to grant restricted stock units to directors, instead of deferred stock units. The restricted stock units would result in the issuance of common shares for 75% of the restricted stock units and cash for 25% of the restricted stock units, immediately before the next annual meeting of shareholders, if the director is in office on that date. In the Compensation Committee’s discretion, if the director’s service on the Board terminates, the director may receive a pro rata portion of the award based on the number of days during the year that the director served. A new non-employee director who takes office after the annual meeting of shareholders receives a pro rata allocation of deferred stock units (restricted stock units if the 2014 Omnibus Incentive Plan is approved by shareholders at the annual meeting). In each case, the number of deferred stock units is determined by dividing the dollar amount of the annual retainer the director is entitled to receive in deferred stock units by the average of the high and low sale prices for a share of our Class A Common Stock (Common Shares if the recapitalization proposal is approved by shareholders at the annual meeting) on the last trading day before the allocation date. If shareholders approve the 2014 Omnibus Incentive Plan at the annual meeting, the number of restricted stock units will be determined by dividing the dollar amount of the annual retainer the director is entitled to receive in restricted stock units by the closing sale price for a share of our Class A Common Stock (Common Shares if the recapitalization proposal is approved by shareholders at the annual meeting) on the grant date.
If dividends are paid on the Class A Common Stock (Common Shares if the recapitalization proposal is approved by shareholders at the annual meeting), each non-employee director’s account under the plan will be credited with a number of additional deferred stock units having a corresponding value based on the then current market value of the stock. If shareholders approve the 2014 Omnibus Incentive Plan and dividends are paid on the Class A Common Stock (Common Shares if the recapitalization proposal is approved by shareholders at the annual meeting), the committee may (and intends to) provide in the award agreement that the holder is entitled to receive a number of additional common shares having a corresponding value based on the then current market value of the stock at the time the dividend is paid. Each award under the Outside Directors’ Deferred Stock Unit Plan is fully vested when made, except that a director will forfeit his or her account if the director’s service on the Board is terminated, voluntarily or otherwise, for any “reason,” as defined in the plan (generally, breach of policies, failure to perform duties, conviction of various crimes, embezzlement or materially injuring the company, its personnel or its property). If shareholders approve the 2014 Omnibus Incentive Plan at the annual meeting, each restricted stock unit award under the plan is expected to vest (and the underlying common shares and cash are expected to be issued and paid) immediately before the next annual meeting of shareholders, if the director is in office on that date, or as described above, in the Compensation Committee's discretion, a pro rata amount of the restricted stock unit may vest and a pro rata amount of the underlying common shares and cash may be issued and paid, if the director’s service on the Board terminates. We will pay out the deferred stock units in a director’s account in cash, based on the then current market value of the Class A Common Stock (Common Shares if the recapitalization proposal is approved by shareholders at the annual meeting), and we expect the common shares underlying restricted stock units to be issued and the related cash to be paid, within 30 days after the earlier of a Company Change in Control (as defined in the plan) or, for deferred stock units, the date he or she ceases to be a non-employee director for any reason.
Director Compensation Table
The table below shows the compensation of each director who served during 2013 other than James J. Connor, whose compensation for service as a director is fully reflected in the Summary Compensation Table and other executive compensation information provided above:
2013 DIRECTOR COMPENSATION

Name (1)	Fees Earned or Paid in Cash ($) (2)	Stock Awards ($) (3)	Total ($)
Stephanie H. Boyse	66,998	71,868	138,866
Gary L. Cowger	33,521	50,943	84,464
Kent B. Herrick	4,342	—	4,342
Steven J. Lebowski	90,000	60,000	150,000
Zachary E. Savas	93,913	77,500	171,413
Terence C. Seikel	88,066	60,000	148,066
Douglas M. Suliman, Jr.	34,811	50,943	85,754

(1)
Mr. Herrick resigned as one of our directors on January 17, 2013, Mr. Lebowski resigned as one of our directors effective December 31, 2013 and Mr. Savas resigned as one of our directors on January 20, 2014. Ms. Boyse became one of our directors on February 11, 2013 and Messrs. Cowger and Suliman became directors on June 19, 2013. Harold M. Karp became one of our directors on January 23, 2014 and received 1,742.0690 deferred stock units and is expected to receive $19,609 in prorated cash fees for his services as a director through the 2014 annual meeting of shareholders.

(2)	Retainer, Lead Director, Chairman of the Board of Directors and committee fees paid in cash.

(3)
Retainer, Lead Director and Chairman of the Board of Directors fees paid in deferred stock units under our Outside Directors’ Deferred Stock Unit Plan, valued at their grant date fair value. The deferred stock unit grants are made on the date of the annual meeting of shareholders or a prorated amount on the date the director first becomes a director, if he or she was not a director on the date of the annual meeting of shareholders. For Ms. Boyse, the number includes a prorated grant upon her appointment as a director on February 11, 2013 and a full grant after the annual meeting of shareholders in 2013. For Messrs. Cowger and Suliman, the number includes a prorated award upon their appointment as directors on June 19, 2013. The grant date fair value is the number of units multiplied by the average of the high and low sales prices of our Class A Common Stock on last trading day before the award date, which was $7.73495 on February 8, 2013 for the prorated grant to Ms. Boyse upon her initial appointment, $8.27 on April 23, 2013 for the 2013 annual meeting awards for Ms. Boyse and Messrs. Connor, Lebowski, Savas and Seikel, and $11.01 on June 18, 2013 for the prorated awards to Messrs. Cowger and Suliman upon their initial appointment, and are the amounts shown in the Stock Awards column in the table.

As of December 31, 2013, the following directors had the following number of deferred stock units outstanding: Ms. Boyse – 8,789.4906; Mr. Cowger – 4,627.0115; Mr. Herrick – 0; Mr. Lebowski – 33,332.8423; Mr. Savas – 44,653.6158; Mr. Seikel – 34,723.0481; and Mr. Suliman – 4,627.0115. Mr. Herrick realized $209,697 upon the vesting and settlement of his outstanding deferred stock units in connection with his resignation in January 2013, Mr. Lebowski realized $305,995 upon payment of his deferred stock units in January 2014 in connection with his resignation effective December 31, 2013 and Mr. Savas realized $397,417 upon the vesting and settlement of his deferred stock units in connection with his resignation effective January 20, 2014. Mr. Karp joined our Board in January 2014 and received 1,742.0690 deferred stock units.
Narrative Disclosure of Our Compensation Policies and Practices as they relate to our Risk Management
Our Compensation Committee has reviewed risks arising from our compensation policies and practices for our employees and has determined that they are not reasonably likely to have a material adverse effect on us. We generally compensate our employees through salaries, annual cash incentives (based on company performance measures and goals and/or personal performance against objectives, all based on achieving the goals in our business plan), and cash-settled stock appreciation rights and/or performance phantom shares (and/or performance-based restricted stock units and non-qualified stock options if the 2014 Omnibus Incentive Plan is approved by shareholders at the annual meeting), with award amounts also based on company performance measures and goals and/or personal performance against objectives, all based on achieving the goals in our business plan). We do not have multiple business units with different risk profiles or compensation practices.
We recognize that salaries and annual cash incentives involve a risk that employees will be too focused on short-term results and not on the long-term. We believe that we mitigate this risk by basing our annual cash incentives on company performance measures and/or personal performance goals that match our business plan, by providing the Compensation Committee with negative discretion over 50% of potential bonuses and by providing for caps on bonuses for each participant. The Board reviews and approves our business plan each year, including the identified opportunities, challenges and business risks we face. The Compensation Committee intends to exercise its negative discretion based on its subjective evaluation of the participating employee’s and our overall performance during the year.
In addition, we believe that it is appropriate to pay annual cash incentives for achieving our company performance goals, especially because we believe that our Adjusted ROC for 2013 and risks from performing those goals do not extend significantly beyond the time our sales occur. We do not believe we have excessive risks after our products are sold. We have product liability, warranty and related reputational risks, which, historically, have not been significant for our compressor products; however, in 2013 we incurred two specific warranty claims in which a significant expense has been recorded. We also recognize that we have risks of longer-term liabilities in selling business segments, including indemnification claims under the related purchase agreements, such as in the sale of our engine operations, but our current incentive plans do not include incentives to sell any more business units.
We do not have a clawback policy requiring return of compensation after a restatement of financial statements that would have resulted in lower compensation, except as provided in Section 9.7 of our Long-Term Incentive Cash Award Plan. Section 9.7 of our Long-Term Incentive Cash Award Plan provides that if our reported financial or operating results for one or more fiscal years become subject to a material negative restatement, our Board may require any current or former executive officer to repay us the amounts paid that would not have been paid if our results for the applicable year had been as subsequently restated. This right applies for five years after the date the amount was originally paid. This section applies to our Performance Awards and our performance Phantom Share awards, which we used through 2013.
In addition, our Chief Executive and Chief Financial Officers, who are required to make certifications regarding our financial statements filed in SEC reports, are subject to provisions of the Sarbanes-Oxley Act requiring reimbursement of any bonus or other incentive-based or equity-based compensation received during the 12 months following the issuance of financial statements that are later required to be restated due to our material noncompliance as a result of misconduct. Section 3(b) of our proposed 2014 Omnibus Incentive Plan provides that unless otherwise provided in an award agreement for a particular year, we retain the right to cause a forfeiture of any award, or the gain realized by a participant in connection with an award, on account of actions taken by the participant in violation or breach of or in conflict with any policy of or agreement with us or our affiliates, or as otherwise permitted by applicable laws and regulations, including the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act.
In addition, we grant stock appreciation rights and/or phantom shares or performance phantom shares (and/or performance-based restricted stock units and non-qualified stock options if the 2014 Omnibus Incentive Plan is approved by shareholders at the annual meeting) to many of our managers who can impact our financial results and, therefore, our stock price, generally vesting over three years, giving these managers, a long-term incentive to increase our stock price and assisting us with employee retention objectives. In addition, beginning in 2014, performance-based restricted stock unit awards (representing half of our long-term equity incentives) are subject to three-year performance goals. We believe these factors mitigate incentives to focus too much on the short term. While the amount of 2013 annual cash incentive awards are based on one-year performance goals, we mitigate the risks of short-term performance focus by providing the Compensation Committee with negative discretion over 50% of these potential annual cash incentives and by providing for caps on these annual cash incentives for each participant.
We recognize that stock appreciation rights and non-qualified stock options can create risks too. Because employees have the ability to profit from increases in the stock price, but do not suffer loss from decreases in the price below the exercise price, they may have incentives to take risky actions that may result in increased stock prices that cannot be sustained in the long run or to profit from short-term fluctuations in our stock price. We believe this risk is mitigated by granting phantom shares (performance-based restricted stock units in 2014) to our managers. Holders of phantom shares and performance-based restricted stock units lose value when the stock price declines. In addition, when and if any of our outstanding stock appreciation rights or non-qualified stock options are in-the-money (although none of our executives’ stock appreciation rights or non-qualified stock options are currently in the money), decreases in our stock price might significantly reduce their unrealized gains on these stock appreciation rights or non-qualified stock options. It is our policy to make long-term equity compensation a significant portion of the compensation of our managers. Sixty percent of target incentive opportunities in 2013 (expected to be higher in 2014) were allocated to long-term equity compensation, and target incentive opportunities represented two-thirds of our Chief Executive Officer’s total salary, target annual incentive and target equity incentive opportunity in 2013 (expected to be higher in 2014).
We previously did not have stock ownership or share retention policies, because our equity incentives were previously all cash settled, but they still provide a long-term incentive over their respective vesting periods and annual grants generally keep a portion of the manager’s incentives unvested. If the 2014 Omnibus Incentive Plan is approved by shareholders, our equity incentives will no longer be required to be cash settled, and they may provide a long-term incentive beyond their respective vesting periods, as long as the participant holds the underlying shares. In addition, our Board has adopted, subject to shareholder approval of the 2014 Omnibus Incentive Plan, a share ownership and share retention policy. The policy’s guidelines provide for target levels of ownership of our shares with a market value of five times the CEO’s base salary, four times the Chief Restructuring Officer's base salary, three times the CFO’s base salary, one times other long-term incentive plan participants’ salaries and five times the outside directors’ annual cash retainers for board service. The policy counts actually owned shares and the after-tax estimated net ownership of shares issuable and underlying restricted stock, restricted stock units and deferred stock units, but does not count performance-based awards that are still subject to a performance condition or shares underlying unexercised stock options or cash-settled equity incentives.
The policy also requires officers and directors subject to the policy to retain 50% of the shares received under our equity incentive plan, net of any shares used to pay any exercise price or taxes related to the award, until such ownership guidelines are met. We believe this policy further aligns participants’ interests with those of our shareholders and provides a continuing incentive to increase shareholder value.
None of our current executive officers has a severance arrangement, other than Mr. Popov (see "Executive Compensation - Potential Payments on Termination or Change in Control - Other Change in Control and Severance Arrangements"). We recognize that severance arrangements can create risks that we have to pay terminated employees when they leave after doing a bad job or for merely engaging in a change in control transaction. We had a severance agreement with our former Chief Executive Officer, but it did not pay severance unless the executive’s employment terminated, and even then, only if we terminated the executive without cause or if the executive quit for good reason. Mr. Popov’s arrangement does not pay severance unless his employment terminates, other than because of death, disability, termination by us for cause or termination by him without our consent. His severance would be equal to his base salary (currently $400,000 a year) for the greater of six months or through the date that is 18 months after his start date.

Therefore, we believe we have significant control over whether a severance payment is required and over the amounts of any such payments to make sure they are not extravagant. With respect to severance arrangements we have with employees who are not executive officers, we believe that these risks are outweighed by the incentives these severance provisions create for our team to consider and engage in transactions in which we may be acquired and that are beneficial to shareholders and to stay employed with us through such a transaction, despite the employee’s risk of losing his or her job.
Thus, our Compensation Committee believes that our combination of cash and equity incentives is consistent with our risk profile, ties a considerable amount of our executive’s compensation to our annual business plan objectives and our stock price and does not encourage our executives to take excessive or unnecessary risks that are reasonably likely to have a material adverse effect on us.
PROPOSAL NO. 4 — ADVISORY VOTE ON NAMED EXECUTIVE OFFICER COMPENSATION
We are providing shareholders with the opportunity to vote to approve, on a non-binding, advisory basis, the compensation of our NEOs, as disclosed in this proxy statement/prospectus in accordance with the SEC’s compensation disclosure rules (commonly known as a “say-on-pay” proposal) and as required pursuant to Section 14A of the Securities Exchange Act. Our Board of Directors recognizes the importance of executive compensation to our shareholders and that shareholders have a legitimate interest in executive compensation matters.
Our Board believes that shareholders should have the opportunity for an advisory vote on the compensation of our NEOs. In 2009, our Board amended our Corporate Governance Guidelines to provide for an annual say-on-pay proposal beginning with the 2010 annual meeting, and in 2009 our shareholders adopted a resolution proposed by the Herrick Foundation recommending that the Board adopt such a policy. We are also providing this advisory proposal as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, also known as the Dodd-Frank Act.
As described in detail under the heading “Compensation Discussion and Analysis,” our NEO compensation program is designed to attract, motivate and retain our NEOs, who are critical to our success, and align their interests with the interests of our shareholders. Under this program, our NEOs are rewarded for their service to us, the achievement of specific performance goals and the realization of increased shareholder value, while at the same time avoiding encouraging unnecessary or excessive risk-taking. We believe our executive officer compensation programs are also structured appropriately to support our business objectives, as well as to support our culture. The Compensation Committee regularly reviews the compensation programs for our NEOs and their consistency with our compensation philosophy and goals.
Some of our more significant compensation practices include the following:

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Performance-Based Pay. Our annual and long-term incentives are variable and tied to financial performance. As a result, two-thirds (expected to be higher in 2014) of the Chief Executive Officer’s salary and target bonus and equity incentive compensation is based on our performance.

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No Employment Agreements (except with our Chief Financial Officer and our new Chief Restructuring Officer) or Supplemental Pension Plans. We do not have any employment agreements with, or supplemental pension plans for, our current NEOs, except that we entered into an employment letter with our Chief Financial Officer in 2011 and with our new Chief Restructuring Officer in 2014. Effective March 6, 2013, Mr. Noelke, our then Executive Vice President, Global Sales, Marketing and Engineering, resigned and he entered into a General Release of All Claims with us, under which he received $105,000 in exchange for releasing us from all claims relating to his compensation and benefits.

•	Omnibus Incentive Plan Submitted for Shareholder Approval. The 2014 Omnibus Incentive Plan will permit awards that are settled in shares, rather than cash. It, therefore, can provide awards with a similar incentive to performance phantom shares under our Long-Term Cash Incentive Plan, while preserving our cash. In addition, the incentive can continue after the vesting date while the participant holds the shares. Furthermore, our Compensation Committee believes it is generally desirable to structure compensation plans and programs so as to qualify for the performance-based exemption from non-deductibility afforded under Section 162(m); therefore, we are submitting the 2014 Omnibus Incentive Plan and its related material performance measures to shareholders for approval to permit awards under the 2014 Omnibus Incentive Plan to satisfy one of the conditions to such performance-based exemption. However, the Committee retains the discretion to establish executive compensation arrangements that it believes are consistent with its compensation principles and in the best interests of our company and shareholders, even if those arrangements are not fully deductible under Section 162(m). We have net operating loss carryforwards and deductions currently just increase those carryforwards.

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Share Ownership Guidelines and Retention Policy Adopted, Subject to Shareholder Approval of the 2014 Omnibus Incentive Plan. Our Board has adopted, subject to shareholder approval of the 2014 Omnibus Incentive Plan, a share ownership policy. The policy’s guidelines provide for target levels of ownership of our shares with a market value of five times the CEO’s base salary, four times the Chief Restructuring Officer's base salary, three times the CFO’s base salary, one times other long-term incentive plan participants’ salaries and five times the outside directors’ annual cash retainers for board service. The policy also requires officers and directors subject to the policy to retain 50% of the shares received under our equity incentive plan, net of any shares used to pay any exercise price or taxes related to the award, until such ownership guidelines are met. We believe this policy further aligns participants’ interests with those of our shareholders and provides a continuing incentive to increase shareholder value.

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Compensation Risk Assessment. We conducted a compensation risk assessment and concluded that our compensation policies and practices do not encourage excessive or unnecessary risk-taking and are not reasonably likely to have a material adverse effect on us.

•	Independent Compensation Committee. Each member of our Compensation Committee is independent as defined in The Nasdaq Market LLC’s rules.

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Outside Compensation Consultant. The Compensation Committee uses the services of Exequity, LLP, an independent outside compensation consultant, from time to time to provide advice on compensation practices and levels, executive compensation design and award sizes, and performance measurement, among other things. The Compensation Committee assessed the independence of its advisor, Exequity, LLP, relative to the six factors defined by the SEC and Nasdaq and determined that Exequity, LLP is independent and without conflict of interest.

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Trading Policy. Our Insider Trading Policy includes a policy prohibiting directors and designated employees, including the Chairman, President, Chief Financial Officer and employees reporting directly to them, from engaging in short sales of our common shares and they may not write, purchase, sell or otherwise trade in puts, calls or any other type of options on our common shares.

Please read the “Compensation Discussion and Analysis” above and the executive compensation tables and narrative disclosures that follow the Compensation Discussion and Analysis for additional details about our NEO compensation program, including information about the target and earned compensation of our NEOs in 2013.
We are asking our shareholders to indicate their support for our NEO compensation as described in this proxy statement/prospectus. This vote is not intended to address any specific element of compensation, but rather the overall compensation of our NEOs described in this proxy statement/prospectus. Accordingly, we ask our shareholders to vote “FOR” the following resolution at the annual meeting:

“RESOLVED, that the compensation paid to the Company’s NEOs, as disclosed pursuant to Item 402 of Regulation S‑K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED.”
The advisory vote on executive compensation is not a vote on our general compensation policies, the compensation of our Board of Directors, or our compensation policies as they relate to risk management. Also, because the vote is advisory, it will not be binding on the Company, the Compensation Committee or our Board of Directors. The outcome of the vote will not require the Company, our Board of Directors or our Compensation Committee to take any action, and will not be construed as overruling any decision by the Company, the Board of Directors or the Compensation Committee. Furthermore, because this non-binding, advisory resolution primarily relates to the compensation of our NEOs that has already been paid or contractually committed, there is generally no opportunity for us to revisit these decisions. However, our Board of Directors, including our Compensation Committee values the opinions of our shareholders and, to the extent there is any significant vote against the executive officer compensation as disclosed in this proxy statement/prospectus, we will consider the outcome of the shareholder advisory vote and our shareholders’ concerns as we consider compensation policy and procedures going forward and what actions, if any, may be appropriate to address those concerns. The Board and management are committed to our shareholders and understand that it is useful and appropriate to obtain the views of our shareholders when considering the design and initiation of executive compensation programs.
Vote Required and Board Recommendation
This proposal requires approval by a majority of the votes cast by holders of Class B Common Stock entitled to vote at the annual meeting to pass. If a quorum is present, the proposal will be approved if holders of more shares of Class B Common Stock vote in favor of the proposal than vote against it. Abstentions and broker non-votes will not be counted as votes cast and will have no effect on the result of the vote.
THE BOARD RECOMMENDS THAT HOLDERS OF CLASS B COMMON STOCK VOTE “FOR” THE APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS, AS DISCUSSED IN THIS PROXY STATEMENT/PROSPECTUS PURSUANT TO THE COMPENSATION DISCLOSURE RULES OF THE SECURITIES AND EXCHANGE COMMISSION.
PROPOSAL NO. 5 — APPROVAL OF THE TECUMSEH PRODUCTS COMPANY 2014 OMNIBUS INCENTIVE PLAN
The Board recommends that shareholders vote FOR the approval of the Tecumseh Products Company 2014 Omnibus Incentive Plan (the “2014 Plan”).
The Company currently maintains the Tecumseh Products Company Long-Term Incentive Cash Award Plan, pursuant to which cash-settled stock appreciation rights, phantom shares or performance awards may be awarded, and the Tecumseh Outside Directors’ Deferred Stock Unit Plan, pursuant to which cash-settled deferred stock units are automatically granted to our directors (the “Predecessor Plans”). Upon approval of the 2014 Plan, substantially all subsequent awards of options, stock appreciation rights, restricted stock, restricted stock units, performance units, performance shares or restricted stock units are currently expected to be granted under the 2014 Plan, although we may make further cash-settled, equity-based awards under the Predecessor Plans. We currently intend to award some cash-settled phantom share awards under Predecessor Plans to at least one of our non-executive officers.
As discussed in this proxy statement/prospectus, grants to senior management employees of stock appreciation rights, phantom shares or performance awards (including annual cash performance awards and performance phantom shares, historically, and annual cash performance units, performance shares and non-qualified stock options in the future, subject to shareholder approval of the 2014 Plan) and awards to non-employee directors of deferred stock units (historically) and restricted stock units (in the future, subject to shareholder approval of the 2014 Plan) are an important part of the Company’s compensation program, providing a basis for long-term incentive compensation and helping to tie together the interests of the Company’s shareholders with those of the Company’s directors and key employees.
We want to continue to make awards similar to those we have historically made to our senior management employees and non-employee directors, but with the ability to settle those equity-based awards in Class A Common Stock (Common Shares if the recapitalization proposal is approved and implemented) and save our cash.

Accordingly, the Board has adopted the 2014 Plan, and in accordance with the rules of Nasdaq and the requirements of the Code, in part, to satisfy a condition to performance-based compensation under Section 162(m) of the Code, the Company is seeking the approval of the shareholders of the adoption of the 2014 Plan, including the material terms of the performance goals used under the 2014 Plan.
The 2014 Plan provides for the award to our directors, key employees and third-party service providers of options, stock appreciation rights, restricted stock, restricted stock units (including performance restricted stock units), performance awards (which may take the form of performance units, including annual cash performance units, or performance shares) and other stock and stock unit awards to acquire up to an aggregate of 1,800,000 shares of our Class A Common Stock, par value $1.00 per share (Common Shares, no par value per share, if the recapitalization proposal is approved and implemented). Awards to be settled solely in cash shall not count against the shares reserved for issuance under the 2014 Plan.
If any shares covered by an award under the 2014 Plan are not purchased or are forfeited, or if such an award otherwise terminates without delivery of all or a portion of the shares subject to such award (including settlement of any performance shares or performance units in cash rather than shares), then all or a portion, as applicable, of the shares related to such award are not counted against the shares reserved for issuance under the 2014 Plan, but shall again be available for making new awards under the 2014 Plan. On the other hand, the 2014 Plan prohibits share recycling in connection with net settlement of options or share-settled stock appreciation rights, shares delivered or withheld to pay the exercise price or withholding taxes under options or stock appreciation rights, and shares repurchased on the open market with the proceeds of an stock option exercise.
The 2014 Plan prohibits the repricing of options without shareholder approval. This provision relates to both direct repricings (i.e., lowering the exercise price of an option) and indirect repricings (i.e., canceling an outstanding option and granting a replacement or substitute option with a lower exercise price, or exchanging underwater options for cash or other options). The repricing prohibition also applies to stock appreciation rights.
As of March 15, 2014, there were stock appreciation rights with respect to 52,079 shares of Class A Common Stock outstanding, performance phantom shares with respect to 121,911 shares of Class A Common Stock outstanding, and 52,766.5619 deferred stock units outstanding in the aggregate under the Predecessor Plans, none of which will be affected by the adoption of the 2014 Plan. We also intend to grant annual cash incentives, performance-based restricted stock units and non-qualified stock options under the 2014 Plan, subject to shareholder approval of the 2014 Plan. See “Executive Compensation – Compensation Discussion and Analysis – 2014 Executive Compensation Arrangements" and "New Plan Benefits". We currently expect the shares authorized for issuance under the 2014 Plan will be sufficient for three years of equity awards under the 2014 Plan based on the currently expected 2014 awards.
As of March 15, 2014, the Company had 5,077,746 Class B shares outstanding and 13,401,938 Class A shares outstanding.
A description of the provisions of the 2014 Plan is set forth below. This summary is qualified in its entirety by the detailed provisions in the 2014 Plan, which is attached to this proxy statement/prospectus as Annex C.
General Description of the 2014 Omnibus Incentive Plan
Overview. The purposes of the 2014 Plan are (a) to provide incentives and awards to our directors, key employees and third-party service providers by encouraging their ownership of shares and (b) to aid us (and our affiliates) in retaining such directors, key employees and third-party service providers, upon whose efforts our success and future growth depends, and to attract other such individuals.
Administration. The 2014 Plan is administered by our Compensation Committee, although the Board may administer the 2014 Plan, in whole or in part. Subject to the terms of the 2014 Plan, the Compensation Committee may select participants to receive awards, determine the types of awards and the timing, amount, terms and conditions of awards and interpret provisions of the 2014 Plan and related award agreements. The Compensation Committee also has the authority to accelerate the exercisability of any award, the end of a performance period or the termination of any period of restriction. The Compensation Committee may delegate, to a subcommittee of directors and/or officers, the authority to grant or administer awards to persons who are not then either reporting persons under Section 16 of the Exchange Act or Covered Employees.
Shares Reserved for Issuance Under the 2014 Plan. There are 1,800,000 shares of our Class A Common Stock, par value $1.00 per share (Common Shares, no par value per share, if the recapitalization proposal is approved by shareholders and implemented), reserved for issuance under the 2014 Plan. We intend to grant annual cash incentives, performance-based restricted stock units and non-qualified stock options under the 2014 Plan, subject to shareholder approval of the 2014 Plan. See “Executive Compensation – Compensation Discussion and Analysis – 2014 Executive Compensation Arrangements.” The shares to be issued under the 2014 Plan consist of authorized and unissued shares of the Company. The closing price of our Class A Common Stock as reported by Nasdaq on March 14, 2014 was $[____].
Eligibility and Share Limitations. Awards may be made under the 2014 Plan to our key employees, directors, and third-party service providers as determined by our Compensation Committee to be in our best interests, provided that only key employees shall be eligible to receive incentive stock options. We currently anticipate that approximately five non-employee directors, three executive officers, four non-executive officers and no other key employees will receive equity-based awards in 2014 under the 2014 Plan, including any already awarded subject to shareholder approval. The maximum number of shares subject to options or stock appreciation rights that may be awarded under the 2014 Plan to any one person in any one calendar year is 600,000. All shares with respect to which options or stock appreciation rights are granted under the 2014 Plan shall be counted for purposes of this per person share limitation, regardless of whether the grantee of the options or stock appreciation rights does not realize a benefit from the award as a result of cancellation, forfeiture, expiration, termination or other event. If, after grant, the exercise price of an option or stock appreciation right is reduced, the transaction shall be treated as a cancellation of the option or stock appreciation right and the grant of a new option or stock appreciation right, with the number of shares underlying both the option or stock appreciation right that is deemed to be cancelled and the option or stock appreciation right that is deemed to be granted reducing the number of available shares under the per person share limitation described above. The maximum number of shares that may be awarded under the 2014 Plan to any person in any one calendar year, other than pursuant to options or stock appreciation rights, is 600,000. The maximum performance award opportunity that may be awarded to any person under the 2014 Plan relating to performance units and payable in cash is $10,000,000 in any one calendar year.
Amendment or Termination of the Plan. Unless terminated earlier, the 2014 Plan shall terminate on January 22, 2024. The Board may terminate or amend the 2014 Plan at any time and for any reason, in its discretion. However, no termination or amendment may adversely affect any outstanding awards under the 2014 Plan, without the participant’s written consent. Amendments will be submitted for shareholder approval to the extent required by the Internal Revenue Code, Section 16 of the Exchange Act, any national securities exchange on which the shares are then listed or reported (such as the Nasdaq Stock Market) or other applicable laws, rules or regulations.
Types of Awards Available for Grant under the 2014 Omnibus Incentive Plan
Options. The 2014 Plan permits the granting of options to purchase shares of Class A Common Stock (Common Shares if the recapitalization is approved by shareholders and implemented) intended to qualify as incentive stock options under the Code and also options to purchase shares of Class A Common Stock (Common Shares if the recapitalization is approved by shareholders and implemented) that are not intended to qualify as incentive stock options (“non-qualified stock options”). The exercise price of each option may not be less than 100% of the fair market value of the shares of Class A Common Stock (Common Shares if the recapitalization is approved by shareholders and implemented) on the date of grant. In the case of certain 10% shareholders who receive incentive options, the exercise price may not be less than 110% of the fair market value of the shares of Class A Common Stock (Common Shares if the recapitalization is approved by shareholders and implemented) on the date of grant. Options granted under the 2014 Plan may generally not be sold, transferred, pledged or assigned other than by will or by applicable laws of descent and distribution, with some exceptions for non-qualified stock options.
The term of each option is fixed by the Compensation Committee and may not exceed 10 years from the date of grant (or 5 years in the case of incentive stock options granted to 10% shareholders). The Compensation Committee determines at what time or times each option may be exercised. Except as set forth otherwise in an award agreement, options are generally forfeited upon a termination of a participant’s employment or service for cause, and a participant will generally have up to (i) 90 days to exercise any vested option for a termination for any reason other than cause, death or disability, and (ii) 1 year to exercise any option for a termination due to death or disability.

Options may be made exercisable in installments. In general, an optionee may pay the exercise price of an option by cash or certified or bank cashier’s check, and the Compensation Committee is authorized to permit the exercise price to be paid by net share settlement, broker assisted cashless exercise, tendering common shares already owned, or any other form permitted by the Compensation Committee and applicable laws, rules and regulations. The Compensation Committee may impose blackout periods on the exercise of any option to the extent it determines that doing so is required by, or desirable in order to comply with, applicable laws.
Restricted Stock. The 2014 Plan permits the granting of restricted stock. Restricted stock awards consist of shares of Class A Common Stock (Common Shares if the recapitalization is approved by shareholders and implemented) granted subject to forfeiture if specified service periods and/or performance targets are not met. The Compensation Committee determines the service periods and/or performance targets. Prior to the end of the restricted period, restricted stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated by participants, and may be forfeited in the event of termination of employment or service. During the restricted period, the restricted stock entitles the participant to all of the rights of a shareholder, including the right to vote the shares and the right to receive any dividends thereon.
Vesting of Full-Value Awards. Except with respect to a maximum of 10% of the shares authorized under the 2014 plan, any award other than a stock option or stock appreciation right, that is settled by the issuance of shares and which vest solely on the basis of the participant’s continued employment with, or provision of service to, the Company will provide for vesting that is not more rapid than annual pro rata vesting over a three-year period and any such award that vests upon the attainment of performance goals shall provide for a performance period of at least 12 months. The Committee may, however, permit acceleration of vesting of such awards if the participant dies, becomes disabled or retires or there is a Change in Control. We expect to use the 10% exception for the award of restricted stock units to directors, which are expected to vest over the one year period between annual meetings of shareholders.
Performance Awards. Performance units and performance shares (including performance-based restricted stock units) may also be granted under the 2014 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the Compensation Committee are achieved. The Compensation Committee will establish performance goals in its discretion within the parameters of the 2014 Plan, which, depending on the extent to which they are met, will determine the degree of granting, vesting and/or payout value of performance units and performance shares. The Compensation Committee may impose additional conditions on an award to qualify it as performance-based compensation within the meaning of Section 162(m) of the Code (as described below). While the performance units and performance shares remain unvested, a participant may not sell, assign, transfer, pledge or otherwise dispose of the securities, subject to specified limitations.
Other Awards. The Compensation Committee may also award under the 2014 Plan:

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stock appreciation rights, which are rights to receive a number of shares of Class A Common Stock (Common Shares if the recapitalization proposal is approved by shareholders and implemented), an amount in cash or a combination of shares and cash, as provided in the award agreement, based on the increase in the fair market value of the shares underlying the right over the market value of such common shares on the date of grant (or over an amount greater than the grant date fair market value, if the Compensation Committee so determines) during a stated period specified by the Compensation Committee not to exceed 10 years from the date of grant;

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restricted stock units, which are substantially similar to restricted shares but result in the issuance of shares of Class A Common Stock (Common Shares if the recapitalization proposal is approved by shareholders and implemented) upon meeting specified service periods and/or performance targets, rather than the issuance of the shares on the grant date; and

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other stock and stock unit awards, which are shares of Class A Common Stock (Common Shares if the recapitalization proposal is approved by shareholders and implemented) or other awards that are valued in whole or in part by reference to, or are otherwise based on, our shares or other securities, granted without restrictions or on such terms and conditions as the Compensation Committee deems appropriate.
All stock appreciation rights will be exercised automatically on the last trading day prior to the expiration date of the stock appreciation right or, in the case of stock appreciation rights granted in tandem with options, any related option, so long as the fair market value of a share on that date exceeds the exercise price of the stock appreciation right or the related option, as applicable.
Compliance with Section 162(m) of the Code. Section 162(m) of the Code limits publicly-held companies to an annual deduction for U.S. federal income tax purposes of $1,000,000 for compensation paid to its chief executive officer and the three highest compensated executive officers (other than the chief executive officer and chief financial officer) determined at the end of each year (the “Covered Employees”). However, performance-based compensation may be excluded from this limitation. The 2014 Plan is designed to permit the Compensation Committee to grant awards that qualify for purposes of satisfying the conditions of the performance-based compensation exclusion from Section 162(m). However, the committee retains the discretion to establish executive compensation arrangements that it believes are consistent with its compensation principles and in the best interests of our company and shareholders, even if those arrangements are not fully deductible under Section 162(m). We have net operating loss carryforwards and deductions currently just increase those carryforwards.
Business Criteria. The Compensation Committee would exclusively use one or more of the following business criteria to measure Company, affiliate, and/or business unit individual or group performance for a performance period, whether in absolute or relative terms (including, without limitation, terms relative to a peer group or index), in establishing performance goals for awards to Covered Employees if the award is to be intended to satisfy the conditions of the performance-based compensation exclusion from Section 162(m):

•	achieving a level of Company’s gross or net revenues or sales, new sales, internal revenue growth or cost of sales (including sales performance and achieving sales quotas);

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achieving a level of earnings (including gross earnings; earnings before certain items, such as interest, taxes, depreciation, or amortization, or EBITDA, or other adjustments as determined by the Committee (including impairments, restructuring charges, and other items, discontinued operations, non-core business operating income, gain (loss) on disposal of fixed assets, including property, plant and equipment, non-operating income (expense), contingency expenses or settlements, non-recurring income (expense), share-based compensation expense, incentive compensation expense, commodity price change effect and foreign exchange effect); or earnings per share);

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achieving a level of income (including net income, income from continuing operations, operating income, or income before consideration of certain factors, such as overhead or any of the items described in the prior bullet) or a level of gross profits, operating or gross margin, or a level of economic value added for the Company, an Affiliate, or a business unit;

•	achieving a return on the Company’s (or an Affiliate’s) sales, revenues, capital, assets, or shareholders’ equity;

•	achieving a level of appreciation in the price of the shares of Class A Common Stock (Common Shares if the recapitalization proposal is approved by shareholders and implemented);

•	achieving a level of market share;

•	achieving a Share price, or a Share price return relative to specified stock market indices or other benchmarks, including peer companies, over a specified period;

•	achieving a level of earnings or income performance relative to peer companies over a specified period;

•	achieving specified reductions in costs or targeted levels of costs;

•	achieving specified improvements in collection of outstanding accounts or specified reductions in non-performing debts or achieving an average accounts receivable target;

•	achieving a level of cash flow (including free cash flow, cash flow from operating activities, or cash flow from operating activities minus cash flows from investing activities);

•	introducing one or more products into one or more new markets;

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acquiring a prescribed number of (or sales volume related to) new customers in a line of business, or maintaining a prescribed number of (or sales volume related to) existing customers or achieving a level of customer satisfaction;

•	achieving a level of productivity within one or more business units;

•	completing specified projects within or below the applicable budget;

•	completing acquisitions or dispositions of other businesses or assets, or integrating acquired businesses or assets;

•	expanding into other markets;

•	scientific or regulatory achievements;

•	achieving a debt to equity ratio;

•	achieving a level of working capital; and

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implementation, completion or attainment of measurable objectives with respect to research, development, patents, inventions, products, projects, asset utilization or facilities and other key performance indicators.

The Compensation Committee is authorized to exclude one or more of the following items in establishing such performance measures, provided any such determination is made within the applicable time period required by Section 162(m) of the Code for an award to a covered employee that is intended to qualify as “performance-based compensation” for purposes of Section 162(m) of the Internal Revenue Code: (1) extraordinary items outside the ordinary course of business, including acquisitions, dispositions and restructurings; (2) accounting policy changes required by the U.S. Securities and Exchange Commission or the U.S. Financial Accounting Standards Board; (3) foreign currency effects; (4) the effects of any statutory adjustments to corporate tax rates; (5) the effects of the timing of vendor pricing credits; (6) the effect of any change in the outstanding Class A Common Stock (Common Shares if the recapitalization proposal is approved by shareholders and implemented) by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, share repurchase, combination or exchange of common shares or other similar corporate change, or any distributions to common shareholders other than regular cash dividends; and (7) such other objective criteria established by the Compensation Committee.
In addition, the Compensation Committee may provide for the exercise of negative discretion to reduce the amount of, or eliminate, a performance award that otherwise would be payable pursuant to a performance award, but may not increase any amount payable under an award intended to qualify as “performance-based compensation” for purposes of Section 162(m) of the Internal Revenue Code.
Dividends or Dividend Equivalents for Performance Awards. Notwithstanding anything to the contrary in the 2014 Plan, the right to receive dividends, dividend equivalents or distributions with respect to a performance award will only be granted to a participant if and to the extent that the underlying award is earned.
Effect of Change in Control. The Compensation Committee may in its discretion accelerate, vest, cause restrictions to lapse or cash-out any outstanding award in connection with a change in control and may require that a participant experience a termination of employment or service in connection with such treatment. Notwithstanding the foregoing, the Compensation Committee may not pay cash for any underwater options or SARs. Also notwithstanding the foregoing, no acceleration of exercisability or vesting, lapse of any restrictions, cancellation, termination or settlement, or other payment will occur with respect to any outstanding award (other than an award of performance shares or performance units), if the Compensation Committee reasonably determines, in good faith, before the Change in Control that such outstanding awards will be honored or assumed, or new rights substituted therefor by the new employer, provided that any such award must (i) be based on shares of common stock that are traded on an established U.S. securities market, (ii) provide the participant with rights and entitlements substantially equivalent to or better than the rights, terms, and conditions applicable under such award, including, but not limited to, an identical or better exercise or vesting schedule and identical or better timing and methods of payment, (iii) have substantially equivalent economic value to such award (determined at the time of such Change in Control), and (iv) have terms and conditions which provide that in the event that the participant suffers an involuntary termination within two years following the Change in Control any conditions on the Participant’s rights under, or any restrictions on transfer or exercisability applicable to, each such award held by such Participant shall be waived or shall lapse, as the case may be. Notwithstanding the preceding sentence, in the case of any such award in respect of an incentive stock option or in respect of a non-qualified stock option or stock appreciation right intended to be exempt from Section 409A of the Internal Revenue Code, the terms of such award must be such that the Incentive Stock Option status or exemption from Section 409A of the Internal Revenue Code is maintained.
Forfeiture Provisions. The Compensation Committee may provide by rule or regulation or in any award agreement, or may determine in any individual case, the circumstances in which awards shall be exercised, vested, paid or forfeited in the event a participant ceases to be employed by us, or to provide services to us, prior to the end of a performance period, period of restriction or the exercise, vesting or settlement of such award. Except as set forth for options, generally the 2014 Plan provides that various awards will be forfeited if not earned or vested upon termination, unless otherwise provided for in an award agreement.
In addition, unless otherwise specified in an award agreement, the Compensation Committee retains the right to cause a forfeiture of awards upon any breach or violation of agreements or policies of the Company, as well as to the extent permitted by applicable law or regulations.
Adjustments for Stock Dividends and Similar Events. The Compensation Committee will make adjustments it deems appropriate in outstanding awards (including the number and kind of shares and exercise prices under such awards) and the number and kind of shares of Class A Common Stock (Common Shares if the recapitalization proposal is approved by shareholders and implemented) available for issuance under the 2014 Plan, including the individual limitations on awards, to reflect reorganizations, recapitalizations, stock splits, stock dividends, combinations of shares, mergers, consolidations, statutory share exchanges, rights offerings, special cash dividends or any other change in the corporate structure or shares of the Company.
U.S. Federal Income Tax Consequences

The following summary is intended only as a general guide to the U.S. federal income tax consequences of participation in the 2014 Plan and does not attempt to describe all possible federal or other tax consequences of such participation or tax consequences based on particular circumstances.
Incentive Stock Options. The grant of an incentive stock option will not be a taxable event for the participant or for the employer. A participant will not recognize taxable income upon exercise of an incentive option (except that the alternative minimum tax may apply), and any gain realized upon a disposition of common shares received pursuant to the exercise of an incentive option will be taxed as long-term capital gain if the participant holds the shares for at least two years after the date of grant and for one year after the date of exercise (the “holding period requirement”). The employer will not be entitled to any compensation expense deduction with respect to the exercise of an incentive option, except as discussed below.
For the exercise of an option to qualify for the foregoing tax treatment, the grant must be made by the employee’s employer or a parent or subsidiary of the employer. The employee must remain employed from the date the option is granted through a date within three months before the date of exercise of the option. If a participant sells or otherwise disposes of the shares acquired without satisfying the holding period requirement (known as a “disqualifying disposition”), the participant will recognize ordinary income upon the disposition of the shares in an amount generally equal to the excess of the fair market value of the shares at the time the option was exercised over the option exercise price (but not in excess of the gain realized on the sale). The balance of the realized gain, if any, will be capital gain. The employer will generally be allowed a compensation expense deduction to the extent that the participant recognizes ordinary income.
Non-Qualified Stock Options. The grant of an option will not be a taxable event for the participant or for us. Upon exercising a non-qualified stock option, a participant will recognize ordinary income in an amount equal to the difference between the exercise price and the fair market value of the shares on the date of exercise. Upon a subsequent sale or exchange of shares acquired pursuant to the exercise of a non-qualified stock option, the participant will have taxable capital gain or loss, measured by the difference between the amount realized on the disposition and the tax basis of the shares (generally, the amount paid for the shares plus the amount treated as ordinary income at the time the option was exercised). The Company will generally be entitled to a compensation expense deduction in the same amount and generally at the same time as the participant recognizes ordinary income.
Stock Appreciation Rights. There are no immediate tax consequences of receiving an award of stock appreciation rights under the 2014 Plan. Upon exercising a stock appreciation right, a participant will recognize ordinary income in an amount equal to the difference between the exercise price and the fair market value of the shares on the date of exercise. The Company will generally be entitled to a compensation expense deduction in the same amount and generally at the same time as the participant recognizes ordinary income.
Restricted Stock. A participant who is awarded restricted stock will not recognize any taxable income for U.S. federal income tax purposes in the year of the award, provided that the shares are subject to restrictions (that is, the restricted shares are nontransferable and subject to a substantial risk of forfeiture). However, the participant may elect under Section 83(b) of the Code to recognize compensation income (which is ordinary income) in the year of the award in an amount equal to the fair market value of the shares on the date of the award (less the purchase price, if any), determined without regard to the restrictions. If the participant does not make such a Section 83(b) election, the fair market value of the shares on the date the restrictions lapse (less the purchase price, if any) will be treated as compensation income to the participant and will be taxable in the year the restrictions lapse and dividends or distributions that are paid while the shares are subject to restrictions will be subject to withholding taxes. The Company will generally be entitled to a compensation expense deduction in the same amount and generally at the same time as the participant recognizes ordinary income.
Restricted Stock Units. There are no immediate tax consequences of receiving or vesting in an award of restricted stock units under the 2014 Plan; however, restricted stock units are subject to the Federal Insurance Contribution Act tax upon vesting (based on the fair market value of the shares on the vesting date). A participant who is awarded restricted stock units will recognize ordinary income upon receiving shares or cash under the award in an amount equal to the fair market value of the shares at the time of delivery or the amount of cash. If the participant receives shares of restricted stock, the participant generally will be taxed in the same manner as described above under “Restricted Stock.” The Company will generally be entitled to a compensation expense deduction in the same amount and generally at the same time as the participant recognizes ordinary income.
Performance Shares, Performance Units and Other Stock Unit Awards. A participant generally will recognize no income upon the receipt of a performance share or performance unit. Upon the settlement of such awards, participants normally will recognize ordinary income in the year of settlement in an amount equal to the cash received and/or the fair market value of any substantially vested shares received. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. If the participant receives shares of restricted stock, the participant generally will be taxed in the same manner as described above under “Restricted Stock.” The Company generally should be entitled to a deduction equal to the amount of ordinary income recognized by the participant on the determination date, except to the extent such deduction is limited by applicable provisions of the Code.
Dividend or Dividend Equivalents. A participant will recognize taxable compensation income, subject to withholding of employment tax, upon receipt of a dividend equivalent in cash or in shares of vested stock. Similarly, a participant who receives restricted stock, and does not make an election under Section 83(b) of the Code with respect to the stock, will recognize taxable ordinary compensation income, subject to withholding of employment tax, upon receipt of dividends on the stock during the restricted period. If the participant made a Section 83(b) election, the dividends will be taxable to the participant as dividend income.
Unrestricted Stock. Participants who are awarded unrestricted stock will be required to recognize ordinary income, subject to withholding of employment tax, in an amount equal to the fair market value of the shares on the date of the award, reduced by the amount, if any, paid for such shares. The Company will generally be entitled to a compensation expense deduction in the same amount and generally at the same time as the participant recognizes ordinary income.
Withholding. To the extent the Company is required to withhold taxes in connection with any payment made or benefit realized by a participant or another person under the 2014 Plan, it is a condition of receipt of the payment or realization of the benefit that the participant or other person make arrangements satisfactory to us for payment of all such taxes required to be withheld. At the discretion of the Committee, such arrangements may include relinquishment of a portion of such benefit. We have the power and the right to deduct or withhold from any other payments due to a participant, or to require a participant to remit to us, an amount sufficient to satisfy taxes required by law to be withheld with respect to any grant, exercise, or payment under or as a result of the 2014 Plan.
New Plan Benefits
Awards under the 2014 Plan will be made at the discretion of the Compensation Committee, although no awards have been made to date. The 2014 performance awards expected to be made subject to shareholder approval of the 2014 Plan, are described below. Accordingly, we cannot currently determine the amount of awards that will be made under the 2014 Plan. We anticipate that the Compensation Committee will use the 2014 Plan to continue to grant annual cash incentive and long-term equity incentive compensation to key employees. We also anticipate that the Compensation Committee will use the 2014 Plan to grant restricted stock units to its non-employee directors.
Equity-Based Awards Granted For 2014
Equity-based incentives under the 2014 Plan for periods beyond 2014 cannot be reasonably estimated due to the variables of future participants and Company performance. The following table sets forth the estimated performance-based restricted stock units and non-qualified stock options (for executive officers, officers and employees) in both dollars and shares and restricted stock units (for directors) in dollars (because the number of shares depends on the share price on the date of grant) expected to be awarded in 2014, subject to shareholder approval of the 2014 Plan, for 2014 to the specified person or groups set forth below as of March 15, 2014. The number of shares underlying these awards to executive officers, officers and employees is fixed and they were computed as described in “Executive Compensation - Compensation Discussion and Analysis - 2014 Executive Compensation Arrangements. Because the number of underlying shares was reduced from the amount calculated based on the targeted dollar value of the awards shown in the table below (so that equity grants to all long-term incentive plan participants, other than our independent directors, would not use more than 500,000 shares), the dollar values shown in the table below are likely overstated. The actual dollar value of the awards will depend on the market price on the shares on the date of grant. The dollar amounts shown in the table below are converted into restricted stock units (for independent directors) at the closing sale price of a share of Class A Common Stock on the April 30, 2014 grant date. There can be no assurance as to the actual amounts that will be paid under the 2014 Plan in 2014 or any future period.

NEW PLAN BENEFITS
2014 Omnibus Incentive Plan

Name	Target Award for 2014 ($) (1)	Target Award for 2014 (Option Shares) (1)	Target Award for 2014 (Restricted Stock Units) (1)
James J. Connor	1,375,000	111,002	64,381
Igor Popov (2)	1,000,000	80,728	46,822
Janice E. Stipp	525,000	42,382	24,582
Michael A. Noelke (2)	—	—	—
All current executive officers as a group (three persons)	2,900,000	234,112	135,785
All current directors who are not executive officers, as a group (five persons)	450,000	—	Unknown
All employees who are not executive officers, as a group (four persons)	1,020,000	82,343	47,760

(1)
Under the performance-based restricted stock units and non-qualified stock options expected to be awarded to executive officers, officers and employees under the 2014 Plan, subject to shareholder approval, the dollar targets are set forth as a percentage of base salary and for the performance-based restricted stock units only the shares actually issued under the award are expected to be based on whether one or more three-year performance goals based on our business plan is achieved. See “Compensation Discussion and Analysis - 2014 Executive Compensation Arrangements.”

(2)
Mr. Popov became one of our executive officers in March 2014. Mr. Noelke resigned from all of his positions with us effective March 6, 2013 and, therefore, did not participate in the awards under the 2014 Plan.

Cash Awards Granted For 2014
Annual cash-based incentives under the 2014 Plan cannot be reasonably estimated due to the variables of future participants and Company performance. The following table sets forth the minimum, target and maximum annual cash incentives (for executive officers, officers and employees) expected to be awarded, subject to shareholder approval of the 2014 Plan, for 2014 to the specified person or groups set forth below as of March 15, 2014. The awards are to be settled in cash once our 2014 performance has been determined. There can be no assurance as to the actual amounts that will be paid under the 2014 Plan in 2014 or any future period.

NEW PLAN BENEFITS
2014 Omnibus Incentive Plan

Name	Threshold Award for 2014 ($) (1)	Target Award for 2014 ($) (1)	Maximum Award for 2014 ($) (1)
James J. Connor	100,000	400,000	600,000
Igor Popov (2)	70,000	280,000	420,000
Janice E. Stipp	56,875	227,500	341,250
Michael A. Noelke (2)	—	—	—
All current executive officers as a group (three persons)	226,875	907,500	1,361,250
All current directors who are not executive officers, as a group (five persons)	—	—	—
All employees who are not executive officers, as a group (74 persons)	589,557	1,751,644	2,627,466

(1)
Under the annual cash incentives expected to be awarded to executive officers and officers under the 2014 Plan, subject to shareholder approval (and similar annual cash incentives to other employees), the targets are set forth as a percentage of base salary and the earned amount is expected to be based on achieving one or more performance goals based on our business plan. See “Compensation Discussion and Analysis - 2014 Executive Compensation Arrangements.” The Compensation Committee is expected to have negative discretion to reduce by up to 50% the cash-based incentive otherwise payable under these awards for the executive officers and officers (20% to 50% negative discretion for other employees) in the exercise of its sole discretion based on its subjective evaluation of the participating employee’s individual performance and our corporate performance in achieving certain specific objectives during 2014 and any non-recurring factors affecting our performance goals. The Compensation Committee will exercise its negative discretion on the date between January 1, 2015 and March 1, 2015 when the Compensation Committee determines whether the performance targets for 2014 have been met. The Compensation Committee has discretion to reduce the otherwise payable cash incentive to executive officers and other officers by up to 50% or not to reduce it at all. The table assumes that the maximum negative discretion is exercised to reduce the awards for purposes of the threshold, but that no negative discretion is exercised to reduce the target or maximum awards at all.

(2)
Mr. Popov became one of our executive officers in March 2014. Mr. Noelke resigned from all of his positions with us effective March 6, 2013 and, therefore, did not participate in the awards under the 2014 Plan.

Equity Compensation Plans
Other than the proposed 2014 Plan, we have no compensation plans (including individual compensation arrangements) under which our equity securities are authorized for issuance. We are submitting the 2014 Plan to shareholders for approval at the 2014 annual meeting. As described above, the 2014 Omnibus Incentive Plan provides for 1,800,000 shares to be issued pursuant to options, stock appreciation rights, restricted stock, restricted stock units, performance units, performance shares or restricted stock units, subject to shareholder approval.
Registration with SEC
The Company intends to file a registration statement with the SEC pursuant to the Securities Act of 1933, as amended, covering the offering of the shares under the 2014 Plan.
Vote Required and Board Recommendation
This proposal requires approval by a majority of the votes cast by holders of Class B Common Stock entitled to vote at the annual meeting to pass. If a quorum is present, the proposal will be approved if holders of more shares of Class B Common Stock vote in favor of the proposal than vote against it. Abstentions and broker non-votes will not be counted as votes cast and will have no effect on the result of the vote. We do not intend to place the 2014 Plan into effect unless approval is obtained at the meeting and such approval is sought, in part, to exempt awards of equity incentives under the 2014 Plan from the provisions of Section 162(m) of the Internal Revenue Code of 1986, and in order to comply with the shareholder approval requirements for securities traded on the Nasdaq Global Market.
THE BOARD RECOMMENDS THAT HOLDERS OF CLASS B COMMON STOCK VOTE “FOR” THE APPROVAL OF THE 2014 OMNIBUS INCENTIVE PLAN.
EXPERTS
The consolidated balance sheet of Tecumseh Products Company and subsidiaries as of December 31, 2012 and 2013, and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders' equity and cash flows for the years then ended, and management’s assessment of internal control over financial reporting as of December 31, 2013 included in the Tecumseh Products Company Annual Report on Form 10-K for the year ended December 31, 2013 and incorporated by reference in this proxy statement/prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.
OTHER MATTERS
We know of no business to be acted on at the annual meeting other than the matters listed in our notice of the annual meeting accompanying this proxy statement/prospectus. If any other matter does properly come before the meeting, the proxy holders will vote on it in accordance with their judgment.
SUBMISSION OF SHAREHOLDER PROPOSALS
Rule 14a-8
In order for shareholder proposals for the 2015 annual meeting of shareholders to be eligible to be included in our proxy statement/prospectus under Rule 14a-8 of the Securities Exchange Act of 1934, they must be received at our principal executive offices no later than November 19, 2014, unless the date of the 2015 annual meeting is more than 30 days earlier or later than this year’s annual meeting. We retain the right to omit any proposal if it does not satisfy the requirements of Rule 14a-8 of the Securities Exchange Act of 1934.
Advance Notice Requirements
Our bylaws contain advance notice procedures which a shareholder must follow to nominate a person for election to our Board or to present any other proposal at an annual meeting of shareholders. In general, these provisions require notice of a nomination or other proposal expected to be made at an annual meeting to be in writing, to contain specified information about the nominee or other proposal and the shareholder proponent, and to be delivered or sent by first class U.S. mail to our Secretary and received at our principal office.
Except when an annual meeting is called for a date that is not within 30 days before or after the first anniversary of the prior year’s annual meeting (in which case other time limits apply), we must receive the nomination or proposal no later than 60 days nor earlier than 90 days before the first anniversary of the prior year’s annual meeting. This means that if the 2015 annual meeting is called for a date within 30 days of April 30, 2015, then any nomination or proposal for next year’s annual meeting must be received no later than March 1, 2015 and no earlier than January 30, 2015.
Management proxies for the 2015 annual meeting may confer discretionary authority to vote on an untimely proposal without express direction from shareholders giving the proxies.

ANNUAL REPORT
A copy of our Annual Report to Shareholders for the year ended December 31, 2013 accompanies this proxy statement/prospectus. We file an Annual Report on Form 10‑K with the Securities and Exchange Commission. We will provide, without charge, to each person being solicited by this proxy statement/prospectus, upon the written request of any such person, a copy of our Annual Report on Form 10-K for the year ended December 31, 2013 (as filed with the Securities and Exchange Commission, excluding exhibits for which a reasonable charge shall be imposed). All such requests should be directed to Tecumseh Products Company, 5683 Hines Drive, Ann Arbor, Michigan 48108, Attention: Janice Stipp, Executive Vice President, Chief Financial Officer & Treasurer.
YOUR VOTE IS VERY IMPORTANT
If you are a Class A shareholder or a Class B shareholder, please complete and return the applicable enclosed proxy card, or vote by telephone or on the Internet, as soon as possible, even if you currently plan to attend the annual meeting in person.
IMPORTANT OTHER INFORMATION
Your vote is important. Please use the applicable proxy card TODAY to vote by telephone, by Internet or by signing, dating and returning the applicable proxy card(s) in the envelope provided.
If the shares you own are held in the name of a broker, bank or nominee, only it can vote a proxy card with respect to your shares and only upon specific instructions from you (except with respect to the ratification of the appointment of our accounting firm). Please contact the person responsible for your account and give instructions for a proxy card to be signed representing your Tecumseh shares. We urge you to confirm in writing your instructions to the person responsible for your account and to provide a copy of such instructions to our proxy solicitor, Alliance Advisors, L.L.C., at the address indicated below so that it can attempt to ensure that your instructions are followed. If you have any questions about executing your proxy or require assistance, please contact:
Alliance Advisors, L.L.C.
200 Broadacres Drive, Bloomfield, New Jersey 07003
SHAREHOLDERS CALL TOLL-FREE: (855) 976-3329
BANKS AND BROKERS CALL: (973) 873-7721

WHERE YOU CAN FIND MORE INFORMATION
We file reports, proxy statements and other information with the Securities and Exchange Commission. These reports, proxy statements and other information, including the registration statement of which this proxy statement/prospectus is a part, can be read and copied at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference room. The Securities and Exchange Commission maintains an internet site at http://www.sec.gov that contains reports, proxy statements, and other information regarding companies that file electronically with the Securities and Exchange Commission, including us.
The Securities and Exchange Commission allows “incorporation by reference” into this proxy statement/prospectus of information that we file with the Securities and Exchange Commission. This permits us to disclose important information to you by referencing these filed documents. Any information referenced this way is considered part of this proxy statement/prospectus, and any information we file with the Securities and Exchange Commission after the date of this proxy statement/prospectus will automatically be deemed to update and supersede this information. This proxy statement/prospectus incorporates important business and financial information about our company that is not included in or delivered with this proxy statement/prospectus. We incorporate by reference the documents set forth below that have been filed with the Securities and Exchange Commission:

•	Annual Report on Form 10-K for the year ended December 31, 2013, as amended by Annual Report on Form 10-K/A, filed March 5, 2014, and by Annual Report on Form 10‑K/A, filed March 5, 2014,

•	Current Report on Form 8-K, dated January 20, 2014 and filed January 24, 2014,

•	Current Report on Form 8‑K, dated March 1, 2014 and filed March 4, 2014, and

•	Current Report on Form 8‑K, dated March 4, 2004 and filed March 4, 2004.

We incorporate into this proxy statement/prospectus by reference also, all filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 between the date of the proxy statement/prospectus and the date of the annual meeting.
You may request a copy of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing or calling us at Tecumseh Products Company, 5683 Hines Drive, Ann Arbor, Michigan 48108, telephone (734) 585-9500. You can also find information about us at our Internet website at http://www.tecumseh.com. Information contained on our website is not part of this proxy statement/prospectus and you should not consider it a part of this proxy statement/prospectus.
If you would like to request documents, including any documents we may subsequently file with the Securities and Exchange Commission before the annual meeting, please do so by April 23, 2014 so that you will receive them before the annual meeting.
Any statement contained in a document incorporated or deemed to be incorporated by reference into this proxy statement/prospectus will be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained in this proxy statement/prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this proxy statement/prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.
By Order of the Board of Directors,
James J. Connor
President, Chief Executive Officer and Secretary

Ann Arbor, Michigan
March 19, 2014

Annex A – Amended Article IV of the Articles of Incorporation
Article IV of the Company’s Restated Articles of Incorporation, as amended, is proposed to be amended to read in its entirety as follows:
ARTICLE IV
The total number of shares of capital stock which the corporation shall have authority to issue is 100,000,000 shares, all of which shall be of a single class known as “Common Shares,” having full voting rights and powers, all other rights and powers, and no qualifications, limitations, or restrictions. No holder of any shares of the corporation shall have a preemptive right to acquire the corporation’s unissued shares.
No holder of any shares of the capital stock of the corporation shall be entitled as such, as a matter of right, to subscribe for or purchase any part of any new or additional issue of shares of the capital stock of the corporation of any kind or class whatsoever, or of any stock or other securities convertible into or otherwise affording any right to acquire any shares of capital stock of any kind or class whatsoever, whether now or hereafter authorized, and whether issued for cash or any other consideration, or by way of dividend or other distribution, and the corporation may issue shares of capital stock, or other securities convertible into shares of capital stock, or warrants, options or other rights to acquire shares of capital stock, without first offering the same or any of the same to the holders of shares of capital stock of any kind or class, in such manner, upon such terms and conditions, for such consideration and to such persons, natural or other, as the Board of Directors of the corporation shall from time to time determine and decide.
At the time that the Certificate of Amendment of the Restated Articles of Incorporation amending this Article IV to create the Common Shares becomes effective pursuant to the Business Corporation Act of the State of Michigan, as amended (the date on which the Certificate of Amendment so becomes effective being referred to in this Article IV as the “Effective Date”), and without any further action on the part of the corporation or its shareholders, each share of the corporation’s existing Class A Common Stock then issued and outstanding shall automatically be reclassified and converted into one fully paid and nonassessable Common Share, and each share of the corporation’s existing Class B Common Stock then issued and outstanding shall automatically be reclassified and converted into one fully paid and nonassessable Common Share. Share certificates previously representing shares of Class A Common Stock and Class B Common Stock so reclassified and converted shall thereafter represent the same number of Common Shares into which such shares of Class A Common Stock and Class B Common Stock were so converted.
The corporation is authorized to issue Common Shares at the Effective Date in accordance with the foregoing provisions and pursuant to Section 602 of the Michigan Business Corporation Act, as amended, notwithstanding (i) any provisions of the Restated Articles of Incorporation in effect prior to the Effective Date or (ii) any other provision of the Michigan Business Corporation Act.

A-1

Annex B – Fairness Opinion
January 28, 2014

The Board of Directors of
Tecumseh Products Company
5683 Hines Drive
Ann Arbor, MI 48108

Dear Members of the Board of Directors:

We understand that Tecumseh Products Company (“Tecumseh” or the “Company”) intends to amend its Restated Articles of Incorporation (the “Articles”) in order to recapitalize its two existing classes of common stock. Specifically, we understand that each share of the Company’s Class A nonvoting common stock and Class B voting common stock will be exchanged for one newly issued share of voting common stock (the “Exchange Ratios”). The foregoing transaction is referred to hereinafter as the “Transaction.”
The Board of Directors of Tecumseh (the “Board”) has requested that Stout Risius Ross, Inc. (“SRR”) render an opinion (the “Opinion”) to the Board with respect to the fairness, from a financial point of view, of the Exchange Ratios to the holders of the Company’s Class A nonvoting common stock and Class B voting common stock (on a per-share basis) pursuant to the Transaction.
We have not been requested to opine as to, and our Opinion does not in any manner address: (i) the Company’s underlying business decision to proceed with or effect the Transaction, (ii) the terms of any agreements or documents related to, or the form or any other portion or aspect of, the Transaction, except as specifically set forth herein, (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, except as specifically set forth herein, or (iv) the solvency, creditworthiness or fair value of the Company or any other participant in the Transaction under any applicable laws relating to bankruptcy, insolvency or similar matters. Further, we were not requested to consider, and our Opinion does not address, the merits of the Transaction relative to any alternative business strategies that may have existed for the Company or the effect of any other transactions in which the Company might have engaged, nor do we offer any opinion as to the terms of the Transaction. Moreover, we were not engaged to recommend, and we did not recommend, any Exchange Ratios, and we did not participate in the Transaction negotiations. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. We have also assumed, with your consent, that the final executed form of the amendment to the Articles will not differ from the draft of the amendment to the Articles that was provided to us on November 25, 2013, that the conditions to the Transaction as set forth in the amendment to the Articles will be satisfied, and that the Transaction will be consummated on a timely basis in the manner contemplated by the amendment to the Articles.

Our Opinion is intended to be utilized by the Board as only one input to consider in its process of analyzing the Transaction.

In connection with our analysis, we have made such reviews, analyses, and inquiries as we have deemed necessary and appropriate under the circumstances. The principal sources of information used in performing our analysis included, but were not limited to:

•	Tecumseh’s public filings with the Securities and Exchange Commission (i.e., various Form 10-K and 10-Q filings that we deemed relevant);

•
Various public filings with the Securities and Exchange Commission (i.e., Forms 10-K, 10-Q, 8-K, S-4, S-1, Schedule 14A, and Schedule 13D filings that we deemed relevant) for certain publicly-traded companies that currently have, or previously had, multiple classes of publicly-traded common stock, along with relevant press releases and information obtained from S&P Capital IQ, Inc.;

•
Various public filings with the Securities and Exchange Commission (i.e., Forms 10-K, 10-Q, 8-K, S-4, S-1, Schedule 14A, and Schedule 13D filings that we deemed relevant) related to transactions of certain publicly-

The Board of Directors of
Tecumseh Products Company
January 28, 2014

traded companies with multiple classes of publicly-traded common stock, along with relevant press releases and information obtained from S&P Capital IQ, Inc.;

•
Stock price and volume information for Tecumseh and other publicly-traded companies with multiple classes of publicly-traded common stock as we deemed appropriate, as reported by S&P Capital IQ, Inc. and Bloomberg L.P.;

•	The draft amendment to the Articles, provided on November 25, 2013;

•	Tecumseh’s Amended and Restated Bylaws, dated June 29, 2010;

•	Tecumseh’s Restated Articles of Incorporation, dated January 7, 1992, as amended;

•	Discussions with Tecumseh’s management concerning the Transaction; and

•	A site visit to Tecumseh’s headquarters located in Ann Arbor, Michigan.

Our Opinion is premised on the assumption that the assets, liabilities, financial condition, and common stock rights and privileges of Tecumseh as of the date of this letter have not changed materially since the date of the most recent financial and corporate governance information made available to us. In rendering our Opinion, we have assumed and relied upon the accuracy and completeness of all financial and other information that was publicly available, furnished by Tecumseh, or otherwise reviewed by or discussed with us without independent verification of such information. We have assumed that the Transaction will be consummated on the terms described in the amendment to the Articles, without any waiver of any material terms or conditions by the Company.

We have not conducted a physical inspection of Tecumseh’s facilities or assets. Our Opinion is necessarily based on business, economic, market, and other conditions as they exist and can be evaluated by us at the date of this letter. It should be noted that although subsequent developments may affect this Opinion, we do not have any obligation to update, revise, or reaffirm our Opinion. We reserve the right, however, to withdraw, revise, or modify our Opinion based upon additional information that may be provided to or obtained by us after the issuance of the Opinion that suggests, in our judgment, a material change in the assumptions upon which our Opinion is based.

SRR conducted its analyses at the request of the Board so as to provide the Board with a particular perspective of the Transaction. In so doing, SRR did not form a conclusion as to whether any individual analysis, when considered independently of the other analyses conducted by SRR, supported or failed to support our Opinion as to the fairness of the Exchange Ratios from a financial point of view. SRR does not specifically rely or place any specific weight on any individual analysis. Rather, SRR deems that the analyses, taken as a whole, support our conclusion and Opinion. Accordingly, SRR believes that the analyses must be considered in their entirety, and that selecting portions of the analyses or the factors they considered, without considering all analyses and factors together, could create an imperfect view of the processes underlying the analyses performed by SRR in connection with the preparation of the Opinion.

Our opinion is furnished for the use and benefit of the Board in connection with the Transaction, and is not intended to be used, and may not be used, for any other purpose, without our express, prior written consent. We will receive a fee for our services, however our compensation for providing financial advisory services to the Board is neither based upon nor contingent on the results of our engagement or the consummation of the proposed Transaction. Further, none of our employees who worked on this engagement has any known financial interest in the assets or equity of Tecumseh or the outcome of our engagement. In addition, Tecumseh has agreed to indemnify us for certain liabilities arising out of our engagement.

We have not been requested to opine to, and this Opinion does not address, the fairness of the amount or nature of the compensation to any of Tecumseh’s officers, directors or employees, or class of such persons, relative to the compensation to Tecumseh’s public shareholders. The issuance of this opinion has been approved by a committee of SRR authorized to approve opinions of this nature.

It is understood that this Opinion was prepared at the request of the Board for its confidential use and may not be reproduced, disseminated, quoted, or referred to at any time in any manner or for any purpose without our prior written consent, except as required by applicable securities laws. Notwithstanding anything to the contrary, the Company may reproduce this letter in its entirety in any filing with the Securities and Exchange Commission required to be made by

The Board of Directors of
Tecumseh Products Company
January 28, 2014

the Company in respect of the Transaction pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratios to the holders of the Company’s Class A nonvoting common stock and Class B voting common stock (on a per share basis) pursuant to the Transaction are fair, from a financial point of view.
Yours very truly,

STOUT RISIUS ROSS, INC.

Annex C – Tecumseh Products Company 2014 Omnibus Incentive Plan
TECUMSEH PRODUCTS COMPANY
Tecumseh Products Company 2014 Omnibus Incentive Plan
(Effective April 30, 2014)
Tecumseh Products Company, a Michigan corporation, establishes an incentive compensation plan to be known as the Tecumseh Products Company 2014 Omnibus Incentive Plan, as set forth in this document. This plan permits the grant of Awards (as defined below). The Plan shall become effective as provided in Section 15 and shall remain in effect as provided in Section 16.
1.Purposes of Plan. The purposes of this Plan are (a) to provide incentives and awards to key employees, directors and third-party service providers of the Company and its Affiliates, by encouraging their ownership of Shares and (b) to aid the Company and its Affiliates in retaining such key employees, directors and third-party service providers, upon whose efforts the Company’s success and future growth depends, and attracting other such individuals.
2.Definitions. Except as otherwise defined in the Plan, the following terms shall have the meanings set forth below:
(a)“Affiliate” means, with respect to the Company, a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Company. For purposes of clarity, Affiliate shall include all Subsidiaries of the Company.
(b)“Award” means individually or collectively, a grant under this Plan of Non-qualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Units, Performance Shares, or Other Stock and Stock Unit Awards. Each Award shall be evidenced by an Award Agreement containing such terms and conditions as the Committee may approve, but such terms and conditions shall be consistent with any applicable terms and conditions specified in the Plan.
(c)“Award Agreement” means an agreement, certificate, resolution or other form of writing or other evidence approved by the Committee which sets forth the terms and conditions of an Award. An Award Agreement may be in an electronic medium, may be limited to a notation on the Company's books and records and, if approved by the Committee, need not be signed by a representative of the Company or a Participant.
(d)“Beneficial Owner” shall have the meaning ascribed to such term in Rule 13d-3 under the Exchange Act.
(e)“Board” or “Board of Directors” means the Board of Directors of the Company.
(f)“Cause” means, unless otherwise set forth in an applicable agreement with a Participant regarding the Participant’s employment or termination of employment, Participant’s (i) commission of a crime of moral turpitude or a felony that involves financial misconduct or moral turpitude or has resulted, or reasonably could be expected to result, in imprisonment of the Participant or any adverse publicity regarding the Participant or the Company or any of its Affiliates or economic injury to the Company or any of its Affiliates, (ii) dishonesty or willful commission or omission of any action that constitutes a failure to perform the material duties of the Participant’s position or that has resulted, or reasonably could be expected to result, in any adverse publicity regarding the Participant or the Company or any of its Affiliates or has caused, or reasonably could be expected to cause, demonstrable and serious economic injury to the Company or any of its Affiliates, or (iii) material breach of this Plan, any agreement entered into between a Participant and the Company or any of its Affiliates, or the Company’s or any of its Affiliates’ policies and procedures as may be implemented from time to time (other than as a result of the Disability of Participant or other factors outside of Participant’s control) after notice and a reasonable opportunity to cure (if such breach can be cured).
(g)“Change in Control” shall be deemed to have occurred if the conditions set forth in any one of the following paragraphs shall have been satisfied:

(i)The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act), other than an Existing Shareholder, of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of 35% or more of the voting securities of the Company entitled to vote generally in the election of directors (“Outstanding Voting Securities”); provided, however, that, for purposes of this subsection (i), the following acquisitions will not constitute a Change in Control: (a) any acquisition directly from the Company; (b) any acquisition by the Company; (c) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or an Affiliate of the Company or (d) any acquisition by any corporation pursuant to a transaction that complies with subsection (iii) below;
(ii)Any time at which individuals who, as of the date hereof, constitute the Board (“Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose appointment, or nomination for election, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board will be considered as though such individual were a member of the Incumbent Board; or
(iii)Consummation of a reorganization, merger, statutory share exchange or consolidation or similar corporate transaction involving the Company, a sale or other disposition of all or substantially all of the assets of the Company, or the acquisition of assets or stock of another entity by the Company or any of its subsidiaries (each, a “Business Combination”), in each case unless, following such Business Combination, (A) all or substantially all of the individuals and entities that were the beneficial owners of the Outstanding Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the voting power of the then-outstanding voting securities entitled to vote generally in the election of directors or similar managers of the entity resulting from such Business Combination (including, without limitation, an entity that, as a result of such transaction, owns the Company or all or substantially all of the Company’s assets either directly or through one or more subsidiaries), (B) no individual, entity or group (excluding any entity resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or such entity resulting from such Business Combination) beneficially owns, directly or indirectly, 35% or more of the voting power of the then-outstanding voting securities of such entity, except to the extent that such ownership existed prior to the Business Combination, and (C) at least a majority of the members of the board of directors or similar managers of the entity resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement or of the action of the Board providing for such Business Combination.
Notwithstanding the preceding, a “Change in Control” shall not result from any transaction precipitated by the Company’s insolvency, appointment of a conservator, or determination by a regulatory agency that the Company is insolvent, nor from any transaction initiated by the Company in regard to converting from a publicly-traded company to a privately-held company.
Notwithstanding the preceding, to the extent “Change in Control” is a payment trigger, and not merely a vesting trigger, for any 409A Award, a “Change in Control” shall not be deemed to have occurred unless such “Change in Control” is also a change in the ownership or effective control of the Company, or a change in the ownership of a substantial portion of the assets of the Company, as described in Treas. Reg. Section 1.409A-3(i)(5).
(h)    “Code” means the Internal Revenue Code of 1986 and any successor statute thereto, as amended, including the rules and regulations promulgated thereunder.
(i)    “Committee” means the Compensation Committee of the Board, or any other committee of the Board to the extent designated by the Board by resolution of the Board, which committee shall be constituted as provided in Section 3 hereof.
(j)    “Company” means Tecumseh Products Company, or any successor thereto as provided in Section 18 hereof.
(k)    “Covered Employee” means a Participant who is or may become a Covered Employee within the meaning of Section 162(m)(3) of the Code, and, with respect to Participants who may become a Covered Employee, who is designated, either as an individual Participant or class of Participants, by the Committee within the shorter of (i) 90 days after the beginning of the performance period, or (ii) 25% of the performance period has elapsed, as a “Covered Employee” under this Plan for such applicable performance period.

(l)    “Director” means a member of the Board, or a member of the similar governing body of an Affiliate.
(m)    “Disability” or “Disabled” means with respect to any other Participant, a condition under which the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months.
A Participant shall not be deemed to be Disabled as a result of any condition that:
(A)     was contracted, suffered, or incurred while such Participant was engaged in, or resulted from such Participant having engaged in, a felonious activity; or
(B)     resulted from an intentionally self-inflicted injury or an addiction to drugs, alcohol, or substances which are not administered under the direction of a licensed physician as part of a medical treatment plan.
The Disability of a Participant and the date on which a Participant ceases to be employed by reason of Disability shall be determined by the Company, in accordance with uniform principles consistently applied, on the basis of such evidence as the Committee and the Company deem necessary and desirable, and its good faith determination shall be conclusive for all purposes of the Plan. The Committee or the Company shall have the right to require a Participant to submit to an examination by physicians and to submit to such reexaminations as the Committee or the Company shall require in order to make a determination concerning the Participant’s physical or mental condition; provided, however, that a Participant may not be required to undergo a medical examination more often than once each 180 days. If any Participant engages in any occupation or employment (except for rehabilitation as determined by the Committee) for remuneration or profit, which activity would be inconsistent with the finding of Disability, or if the Committee, on the recommendation of the Company, determines on the basis of a medical examination that a Participant no longer has a Disability, or if a Participant refuses to submit to any medical examination properly requested by the Committee or the Company, then in any such event, the Participant shall be deemed to have recovered from such Disability. Notwithstanding the foregoing, in the event a Participant is employed under a written agreement regarding the Participant’s employment or termination of employment with the Company or one of its Affiliates which agreement includes a definition of “disability,” “disability” shall have the meaning set forth in such agreement; provided, however, to the extent such agreement is silent on any of the determination provisions set forth in this paragraph, such provisions shall apply.
The Committee in its discretion may revise this definition of “Disability” for any grant, except to the extent that the Disability is a payment event under a 409A Award, in which event the definition of “Disability” in Treas. Reg. Section 1.409A.-3(i)(4) shall apply and cannot be changed after the 409A Award is granted.
(n)    “Eligible Person” means any Key Employee, Director or Third-Party Service Provider and includes non-Employees to whom an offer of employment has been or is being extended.
(o)    “Employee” means any person whom the Company or any Affiliate classifies as an employee (including an officer) for employment tax purposes, whether or not that classification is correct. The payment by the Company of a director’s fee to a Director shall not be sufficient to constitute “employment” of such Director by the Company.
(p)    “Exchange Act” means the Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder.
(q)    “Existing Shareholder” means Herrick Foundation, Todd W. Herrick or any of his issue or any of his or their respective descendants, heirs, beneficiaries or donees or any trust, corporation, partnership, limited liability company or other entity if substantially all of the economic interests in such entity are held by or for the benefit of such persons.
(r)    “Fair Market Value” means a price that is based on the opening, closing, actual, high, low or average selling prices of a Share reported on the Nasdaq Stock Market (“Nasdaq”) or other established stock exchange (or exchanges) on the applicable date, the preceding trading day, the next succeeding trading day, or an average of trading days, as determined by the Committee in its discretion. Unless the committee determines otherwise, “Fair Market Value” shall be deemed to be equal to the reported closing price of a Share on the most recent date on which Shares were publicly traded. In the event Shares are not publicly traded at the time a determination of their value is required to be made hereunder, the determination of their Fair Market Value shall be made by the Committee in such manner as it deems appropriate; provided that such valuation with respect to any Award that the Company intends to be a stock right not providing for the deferral of compensation under Treas. Reg. Section 1.409A-1(b)(5)(i) (Non-Qualified Options and Stock Appreciation Rights) shall be determined by the reasonable application of a reasonable valuation method, as described in Treas. Reg. Section 1.409A-1(b)(5)(iv)(B). In the case of an Incentive Stock Option, if the foregoing method of determining fair market value is inconsistent with Section 422 of the Code, then Fair Market Value shall be determined by the Committee in a manner consistent with such section of the Code and shall mean the value so determined.
(s)    “Full Value Award” means an Award, other than a Non-qualified Stock Option, Incentive Stock Option or Stock Appreciation Right, which is settled by the issuance of Shares.
(t)    “409A Award” means any Award that is treated as a deferral of compensation subject to the requirements of Section 409A of the Code.
(u)    “Grant Date” means the date on which an Award is made by the Committee or the Board of Directors under this Plan or such later date as may be specified by the Committee or the Board.
(v)    “Incentive Stock Option” or “ISO” means an option to purchase Shares, granted under Section 6 hereof, which is designated as an incentive stock option and is intended to meet the requirements of Section 422 of the Code.
(w)    “Key Employee” means an officer or other key employee of the company or its Affiliates, who, in the opinion of the Committee, can contribute to the growth and profitability of, or perform services of importance to, the Company or any of its Affiliates, such opinion to be conclusively evidenced by the Committee’s approval of an Award to such officer or other key employee under this Plan.
(x)    “Non-qualified Stock Option” or “NQSO” means an option to purchase Shares, granted under Section 6 hereof, which is not intended to be an Incentive Stock Option.
(y)    “Option” means an Incentive Stock Option or a Non-qualified Stock Option.
(z)    “Option Price” means the exercise price for each Share subject to an Option.
(aa)    “Optionee” means the holder of an Option.
(bb)    "Other Stock and Stock Unit Award” means awards of unrestricted Shares, or other awards that are valued in whole or in part by reference to, or are otherwise based on, Shares or other securities of the Company.
(cc)    “Outside Director” means a member of the Board who is not an employee of the Company or any Affiliate.
(dd)    “Participant” means any Eligible Person who has been granted an Award under the Plan.
(ee)    “Performance Award” means a performance-based Award, which may be in the form of either Performance Shares or Performance Units.
(ff)    “Performance Measures” means one or more of the following selected by the Committee to measure Company, Affiliate, business unit, individual and/or group performance for a performance period, whether in absolute or relative terms (including, without limitation, terms relative to a peer group or index): (i) achieving a level of Company’s gross or net revenues or sales, new sales, internal revenue growth or cost of sales (including sales performance and achieving sales quotas); (ii) achieving a level of earnings (including gross earnings; earnings before certain items, such as interest, taxes, depreciation, or amortization, or EBITDA, or other adjustments as determined by the Committee (including impairments, restructuring charges, and other items, discontinued operations, non-core business operating income, gain (loss) on disposal of fixed assets, including property, plant and equipment, non-operating income (expense), contingency expenses or settlements, non-recurring income (expense), share-based compensation expense, incentive compensation expense, commodity price change effect and foreign exchange effect); or earnings per share); (iii) achieving a level of income (including net income, income from continuing operations, operating income, or income before consideration of certain factors, such as overhead or any of the items described in clause (ii)) or a level of gross profits, operating or gross margin, or a level of economic value added for the Company, an Affiliate, or a business unit; (iv) achieving a return on the Company’s (or an Affiliate’s) sales, revenues, capital, assets, or shareholders’ equity; (v) achieving a level of appreciation in the price of the Shares; (vi) achieving a level of market share; (vii) achieving a Share price, or a Share price return relative to specified stock market indices or other benchmarks, including peer companies, over a specified period; (viii) achieving a level of earnings or income performance relative to peer companies over a specified period; (ix) achieving specified reductions in costs or targeted levels of costs; (x) achieving specified improvements in collection of outstanding accounts or specified reductions in non-performing debts or achieving an average accounts receivable target; (xi) achieving a level of cash flow (including free cash flow, cash flow from operating activities, or cash flow from operating activities minus cash flows from investing activities); (xii) introducing one or more products into one or more new markets; (xiii) acquiring a prescribed number of (or sales volume related to) new customers in a line of business, or maintaining a prescribed number of (or sales volume related to) existing customers or achieving a level of customer satisfaction; (xiv) achieving a level of productivity within one or more business units; (xv) completing specified projects within or below the applicable budget; (xvi) completing acquisitions or dispositions of other businesses or assets, or integrating acquired businesses or assets; (xvii) expanding into other markets; (xviii) scientific or regulatory achievements; (xix) achieving a debt to equity ratio; (xx) achieving a level of working capital; and (xxi) implementation, completion or attainment of measurable objectives with respect to research, development, patents, inventions, products, projects, asset utilization or facilities and other key performance indicators. Subject to any exceptions noted in this Section 2(ff), Section 9(d) hereof, or any Award Agreement and any exceptions approved by the Committee before the first to occur of 90 days after the commencement of the period of service to which the performance goals relate and the lapse of 25% of the period of service to which the performance goals relate, each such objective shall be, to the extent applicable, determined in accordance with generally accepted accounting principles as consistently applied by the Company. Performance Measures may vary from performance period to performance period and from Participant to Participant, and may be established on a stand-alone basis, in tandem or in the alternative.
(gg)    “Performance Share” means an Award, designated as a Performance Share, granted to a Participant pursuant to Section 9 hereof, the entitlement to which is determined, in whole or in part, by the attainment of pre-established goals relating to Company financial or operating performance deemed appropriate by the Committee and described in the Award Agreement.
(hh)    “Performance Unit” means an Award, designated as a Performance Unit, granted to a Participant pursuant to Section 9 hereof, the entitlement to which is determined, in whole or in part, by the attainment of pre-established goals relating to Company financial or operating performance as deemed appropriate by the Committee and described in the Award Agreement.
(ii)    “Period of Restriction” means the period during which the transfer of Shares of Restricted Stock is restricted, pursuant to Section 8 hereof, which may be any period of time.
(jj)    “Person” shall have the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof, including a “group” as defined in Section 13(d)(3).
(kk)    “Plan” means the Tecumseh Products Company 2014 Omnibus Incentive Plan, as hereafter amended.
(ll)    “Related Option” means an Incentive Stock Option or a Non-qualified Stock Option granted in conjunction with the grant of a Stock Appreciation Right.
(mm)    “Restricted Stock” means an Award, designated as Restricted Stock, granted to a Participant pursuant to Section 8 hereof.
(nn)    “Restricted Stock Unit” means an Award, designated a Restricted Stock Unit, granted to a Participant pursuant to Section 8 hereof.
(oo)    “Retirement” means voluntary termination of employment or service by a Participant on or after age 65 other than for Cause, termination by the Company or termination as a result of death or Disability, or any other definition established by the Committee, in its discretion, either in any Award or in writing after the grant of any Award, provided that the definition of Retirement with respect to the timing of payment (and not merely vesting) of any 409A Award cannot be changed after the Award is granted.
(pp)    “Rule 16b-3” means Rule 16b-3 adopted pursuant to Section 16(b) of the Exchange Act.

(qq)    “SAR Exercise Price” means the per share exercise price of an SAR granted to a Participant under Section 7 hereof.
(rr)    “Secretary” means the officer designated as the Secretary of the Company.
(ss)    “Section 16 Person” means a Participant who is subject to Section 16(b) of the Exchange Act with respect to transactions involving Shares.
(tt)    “Stock” or “Shares” means the Class A Common Stock of the Company, $1.00 par value, and any successor shares of capital stock pursuant to Section 13, including pursuant to the recapitalization proposed for shareholder approval at the 2014 annual meeting of shareholders, if approved and implemented.
(uu)    “Stock Appreciation Right” or “SAR” means an Award, designated as a Stock Appreciation Right, granted to a Participant pursuant to Section 7 hereof.
(vv)    “Subsidiary” means a subsidiary of the Company within the meaning of Section 424(f) of the Code.
(ww)    “Substitute Award” means any Award granted or issued to a Participant in assumption of, or in substitution for, outstanding awards, or the right or obligation to make future awards by a company acquired by the Company or with which the Company combines (by merger, asset acquisition or otherwise).
(xx)    “Ten Percent Shareholder” means an individual who owns more than ten percent (10%) of the total combined voting power of all classes of outstanding shares of the Company, its parent, or any of their Subsidiaries. In determining share ownership, the attribution rules of Section 424(d) of the Code shall be applied.
(yy)    “Third-Party Service Provider” means any consultant, agent, advisor, or independent contractor who renders services to the Company, a Subsidiary, or an Affiliate that (a) are not in connection with the offer and sale of the Company’s securities in a capital raising transaction, and (b) do not directly or indirectly promote or maintain a market for the Company’s securities.
3.Administration.
(a)    The Plan shall be administered by or pursuant to the direction of the Committee, provided that the Board may exercise all of the Committee’s powers, authority and obligations under this Plan (and any Award Agreement) at any time, in whole or in part, in the Board’s discretion. All determinations and interpretations made by the Committee shall be final, conclusive and binding on all persons, including Participants and their legal representatives and beneficiaries. No member of the Committee or the Board shall be liable to any person for any such action taken or determination made in good faith with respect to the Plan or any Award or Award Agreement. Unless the Board determines otherwise, (i) all members of the Committee shall be “outside directors” as described in Section 162(m) of the Code, and (ii) no person shall be appointed to or serve as a member of the Committee unless at the time of such appointment and service he shall be a “non-employee director,” as defined in Rule 16b-3.
(b)    The Committee, subject to the terms of the Plan, shall have plenary authority to establish such rules and regulations, make such determinations and interpretations, and take such other administrative actions as it deems necessary or advisable to the administration of the Plan, any Award or any Award Agreement. The express grant in this Plan of any specific power to the Committee shall not be construed as limiting any power or authority of the Committee. In addition to any other powers and, subject to the provisions of the Plan, the Committee shall have the authority to:
(i)    grant Awards and determine the terms and conditions of the Awards;
(ii)    determine the Participants to whom and the times at which Awards shall be granted;
(iii)    determine all terms and provisions of each Award Agreement, which need not be identical;
(iv)    construe and interpret the Award Agreements and the Plan;
(v)    establish, amend, or waive rules or regulations for the Plan’s administration;

(vi)    to accelerate the exercisability of any Award, the end of a performance period or termination of any Period of Restriction;
(vii)    establish the rights of Participants with respect to an Award upon termination of employment or service as a Director;
(viii)    determine whether, to what extent, and under what circumstances an Award may be settled, forfeited, exchanged or surrendered;
(ix)    amend the terms of previously granted Awards so long as the terms as amended are consistent with the terms of the Plan and provided that the consent of the Participant is obtained with respect to any amendment that would be detrimental to the Participant, except that such consent will not be required if such amendment is for the purpose of complying with Rule 16b-3 or any requirement of the Code applicable to the Award; and
(x)    make all other determinations and take all other actions necessary or advisable for the administration of the Plan.
Notwithstanding the foregoing, neither the Committee nor the Board shall effect at any time directly or indirectly the repricing of any outstanding Options or SARs without shareholder approval, including without limitation a repricing by (i) the cancellation of any outstanding Options or SARs under the Plan and the grant in substitution therefor of new Options or SARs under the Plan covering the same or different amount of Shares, or (ii) the cancellation of any outstanding Options or SARs with respect to which the Option Price or SAR Exercise Price is above Fair Market Value in exchange for a cash payment.
Unless otherwise specified in an Award Agreement, the Company retains the right to cause a forfeiture of any Award, or the gain realized by a Participant in connection therewith, on account of actions taken by the Participant in violation or breach of or in conflict with any employment agreement, non-competition agreement, any agreement prohibiting solicitation of employees or customers of the Company or its Affiliates, any confidentiality obligation with respect to the Company or its Affiliates, or any other policy of or agreement with the Company or its Affiliates, or as otherwise permitted by applicable laws and regulations, including but not limited to, the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Wall Street Reform and Consumer Protection Act, and the rules and regulations promulgated under each respective act.
(c)    All such actions and determinations shall be made in accordance with the Company’s governing documents and applicable law. Subject to the governing documents of the Company and applicable law, the Committee may delegate all or any portion of its authority under the Plan to a subcommittee of members of the Board and/or officers of the Company for the purposes of determining or administering Awards granted to persons who are not then either subject to the reporting requirements of Section 16 of the Exchange Act or Covered Employees. The Committee’s prior exercise of discretionary authority shall not obligate it to exercise its authority in a similar fashion thereafter.
4.Shares Available.
(a)    Reserved Shares. Subject to adjustment as provided in Section 12 hereof, the maximum aggregate number of Shares that may be issued pursuant to Awards made under the Plan shall not exceed 1,800,000. Shares used for purposes of the Plan may either be authorized and unissued Shares, or previously issued Shares held in the treasury of the Company, or both.
(b)    Accounting for Shares.
(i)    Except as provided in this Section 4, for every Share subject to Awards, the Shares available for grant hereunder shall be reduced by one Share. Awards to be settled only in cash shall not be counted against the Share limit above.
(ii)    With respect to Performance Awards which are payable in Shares (whether in whole or in part, as elected by the Participant at the time such Award is settled), the maximum number of Shares shall be counted on the date of grant of such Award against the aggregate number of Shares available for granting Awards under the Plan, subject to Section 4(b)(v) below.
(iii)    Awards not denominated, but potentially payable, in Shares shall be counted against the aggregate number of Shares available for granting Awards under the Plan in such amount and at such time as the Awards are settled in Shares; provided, however, that Awards that operate in tandem with (whether granted simultaneously with or at a different time from), or that are substituted for, other Awards may only be counted once against the aggregate number of Shares available, and the Committee shall adopt procedures, as it deems appropriate, in order to avoid double counting.
(iv)    Substitute Awards shall not be counted against the Shares available for granting Awards under this Plan. Shares available under a shareholder approved equity plan acquired in a corporate acquisition or merger (each, a “pre-existing plan”) may be used for post-transaction Awards under this Plan without counting against the Shares reserved in Section 4(a) provided that (i) the number of Shares available for grant is appropriately adjusted to reflect the relative value of the Shares and the shares subject to the acquired entity’s equity plan, (ii) any such Award is not made beyond the period when it could have been granted under the pre-existing plan absent such transaction, and (iii) any such Award is not granted to individuals who were employed by the Company or its Affiliates immediately before the closing of such transaction. The provisions of this Section 4(b)(iv) shall be interpreted consistent with the applicable listing requirements.
(v)    If any Shares covered by an Award are not purchased or are forfeited, or if an Award otherwise terminates without delivery of all or a portion of the Shares subject thereto (including the settlement of any Performance Awards in cash rather than Shares), then all or a portion, as applicable, of the number of Shares related to such Award shall not be counted against the Share limit above, but shall again be available for making Awards under the Plan.
(vi)    Notwithstanding anything herein to the contrary, Shares subject to an Award under the Plan may not again be made available for issuance under the Plan if such Shares are (x) Shares that were subject to an Option or a share-settled SAR and were not issued upon the net settlement or net exercise of such Option or SAR, (y) Shares delivered to or withheld by the Company or any Affiliate to pay the exercise price or the withholding taxes under an Option or SAR or (z) Shares repurchased on the open market with the proceeds of an Option exercise.
5.Award Eligibility and Limitations.
(a)    General Rule. Awards under the Plan may be granted to any Eligible Person, provided that only Employees shall be eligible to receive Incentive Stock Options. Awards may be granted to Eligible Persons whether or not they hold or have held Awards previously granted under the Plan or otherwise granted or assumed by the Company. In selecting Eligible Persons for Awards, the Committee may take into consideration any factors it may deem relevant, including its views of the Eligible Person’s present and potential contributions to the success of the Company and its Affiliates.
(b)    Limitations. During any time when the Company has a class of equity security registered under Section 12 of the Exchange Act:
(i)    The maximum number of Shares subject to Options or SARs that can be awarded under the Plan to any person eligible for an Award under this Section 5 is 600,000 per the Company’s fiscal year; and
(ii)    The maximum number of Shares that can be awarded under the Plan, other than pursuant to an Option or SARs, to any person eligible for an Award under this Section 5 is 600,000 per the Company’s fiscal year.
(iii)    The maximum Performance Award opportunity that may be granted to any Participant in any Company fiscal year which relates to Performance Units and is payable in cash shall not exceed $10,000,000.
(iv)    The preceding limitations in this Section 5(b) are subject to adjustment as provided in Section 12 hereof. All Shares with respect to which Options or SARs are granted under this Plan shall be counted for purposes of the per person Share limitation set forth in Section 5(b)(i) hereof, regardless of whether the grantee of the Options or SARs does not realize a benefit from the Award as a result of cancellation, forfeiture, expiration, termination or other event. If, after grant, the exercise price of an Option or SAR is reduced, the transaction shall be treated as a cancellation of the Option or SAR and the grant of a new Option or SAR, with the number of Shares underlying both the Option or SAR that is deemed to be cancelled and the Option or SAR that is deemed to be granted reducing the number of available Shares under the per person Share limitation set forth in Section 5(b)(i) hereof.

6.Stock Options.
(a)    Grant of Options. Subject to the terms and provisions of the Plan, Options may be granted to Participants as shall be determined by the Committee in its discretion; provided, however, ISOs may only be granted to Employees. Subject to Sections 4 and 5 hereof, the Committee shall have complete discretion in determining the number of Shares subject to Options granted to each Participant.
(b)    ISO $100,000 Limitation. To the extent that the aggregate Fair Market Value of Shares (determined at the Grant Date) with respect to which Options designated as ISOs first become exercisable by a Participant in any calendar year (under this Plan and any other plan or agreement of the Company or any Affiliate) exceeds $100,000 (or such other amount as may be specified in Section 422 of the Code), such excess Options shall be treated as Non-qualified Stock Options.
(c)    Option Agreement. Each Option grant shall be evidenced by an Award Agreement that shall specify the terms of the Option, including the Option Price, the duration of the Option, the number of Shares to which the Option pertains (which may include a formula or other method for determining such number of Shares and may be subject to attaining Performance Measures), any conditions imposed upon the exercisability of Options in the event of retirement, death, disability, or other termination of employment or service, and such other provisions as the Committee shall determine. The Award Agreement shall also specify whether the Option is intended to be an Incentive Stock Option within the meaning of Section 422 of the Code, or a Non-qualified Stock Option, provided that the Options will be deemed Non-qualified Stock Options in the absence of such specification.
(d)    Option Price. The Option Price shall be determined by the Committee subject to the following limitations. In the case of an ISO, the Option Price shall not be less than 100% of the Fair Market Value of such Shares on the Grant Date, or in the case of any Optionee who is a Ten Percent Shareholder at the Grant Date, such Option Price shall not be less than 110% of the Fair Market Value of such Shares on the Grant Date. In the case of a NQSO, the Option Price shall not be less than 100% of the Fair Market Value of the Shares on the Grant Date. In no event shall the Option Price of any Option be less than the par value of the Shares.
(e)    Duration of Options. Each Option shall expire as set forth in the Award Agreement, provided, however, that no Option shall be exercisable later than the tenth anniversary date of its Grant Date and no ISO which is granted to any Optionee who, at the time such ISO is granted, is a Ten Percent Shareholder, shall be exercisable after the fifth anniversary date from such Grant Date.
(f)    Exercisability. Options granted under the Plan shall be exercisable at such times and be subject to such restrictions and conditions as set forth in the Award Agreement, which need not be the same for all Participants. An Option may not be exercised for a fraction of a Share.
(g)    Method of Exercise. In order to exercise an option, the Optionee shall deliver to the Company a properly executed exercise notice specifying the number of Shares to be purchased, together with cash or a certified or bank cashier’s check payable to the order of the Company in the aggregate amount of the Option Price therefor, provided that the Committee may, in its discretion permit a Participant to satisfy such aggregate Option Price by one or more of the following methods, in each case, to the extent permitted by applicable laws: (i) a reduction in Shares issuable upon exercise which have a value at the time of exercise that is equal to the Option Price, (ii) delivery of irrevocable instructions to a stockbroker to sell immediately some or all of the Shares acquired by exercise of the Option and to promptly deliver to the Company an amount of the sale proceeds sufficient to pay the aggregate Option Price, (iii) delivery of previously owned Shares having a Fair Market Value on the date of exercise equal to the aggregate Option Price, or (iii) any other form that is consistent with, or permitted by, applicable laws, regulations and rules. If the Optionee so requests, Shares purchased upon exercise of an Option may be issued in the name of the Optionee or another person provided that Optionee pays any documentary, transfer or other tax applicable to such issuance. An Optionee shall have none of the rights of a shareholder until the date as of which Shares are issued to him. For purposes of payment described in (i) above, the exercise shall be deemed to have occurred on the date the Company receives the exercise notice, accompanied by the stockbroker instructions, unless the Committee determines otherwise.
(h)    Limitation on Exercise of Options. Notwithstanding the terms of any Award Agreement to the contrary, the Committee shall have the absolute discretion to impose a “blackout” period on the exercise of an Option with respect to any or all Participants (including those whose employment or service has terminated) to the extent that it determines that doing so is required or desirable in order to comply with applicable securities laws, provided that, if any blackout period occurs, the term of the Option shall not expire until the earlier of (i)

30 days after the blackout period ends or (ii) the tenth (10th) anniversary of the Grant Date. The Committee shall have the discretion to determine whether and to what extent the vesting of Options shall be tolled during any unpaid leave of absence; provided, however, that in the absence of such determination, vesting of Options shall be tolled during any such leave of absence approved by the Company; provided, further that in the case of an ISO, any such determination satisfies the requirements of Section 422 of the Code.
(i)    Termination of Service. Unless otherwise provided by the Committee and set forth in the Award Agreement, in the event a Participant’s employment or service with the Company and its Affiliates is terminated before exercise of an Option, the following rules shall apply:
(i)    Generally. An Option may be exercised after the date of the Participant’s termination of employment or service, as applicable, only to the extent that the Option was vested as of the date of such termination. Any Option not vested at the time of a Participant’s termination of employment or service, as applicable, shall terminate and the Shares underlying such Option shall revert to the Plan and become available for future Awards. A vested Option may not be exercised after the expiration of one of the periods described below in (ii) through (iv) or after the expiration of the Term of such Option as set forth in the Award Agreement.
(ii)    Termination upon death or Disability. If a Participant’s employment or service, as applicable, is terminated due to his death or Disability, the Participant (or the Participant’s beneficiary) may exercise the vested portion of a Non-Qualified Stock Option for up to one year after the date of the Participant’s termination of employment or service, as applicable, but in no event later than the date of expiration of the Option.
(iii)    Termination for Cause. If the Participant’s employment or service, as applicable, is terminated for Cause, any outstanding Option (whether vested or unvested) will immediately expire and be forfeited upon such termination.
(iv)    Other Terminations. Upon any other termination of employment or service, as applicable, other than for the reasons set forth in subsections (ii) or (iii) above or as set forth in Section 12, the Participant may exercise the vested portion of the Option for up to 90 days after the date of the Participant’s termination of employment or service, as applicable, but in no event later than the date of expiration of the Option.
(j)    Non-transferability of Options.
(i)    Subject to Sections 6(j)(ii) and 20(b) hereof, no Option granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, otherwise than by will or by the laws of descent and distribution. Subject to Sections 6(j)(ii) and 20(b) hereof, during the lifetime of a Participant, the Option may be exercised only by the Participant or his guardian or legal representative.
(ii)    The Committee may grant Non-qualified Stock Options (with or without tandem SARs) that are transferable during the lifetime of the Participant but only to the extent consistent with applicable laws and registration requirements, provided that (A) no consideration is paid for the transfer and (B) no Options granted to Section 16 Persons may be transferable unless and except to the extent such transferability would not result in the loss of any Rule 16b-3 exemptions for nontransferable Options granted or to be granted under the Plan; provided, that, in the absence of such provisions in the Award Agreement, the Options will be non-transferable except as provided in Section 6(j)(i) hereof. The transferee of an Option shall be subject to all restrictions applicable to the Option prior to its transfer. The Award Agreement granting the Option shall set forth the transfer conditions and restrictions. The Committee may impose on any transferable Option and on Shares issued upon the exercise of an Option such limitations and conditions as the Committee deems appropriate.
(k)    Limits on ISOs. The maximum aggregate number of Shares that may be issued pursuant to ISOs under this plan shall be 1,800,000 Shares.
7.Stock Appreciation Rights.
(a)    Grant of Stock Appreciation Rights. Subject to the terms and conditions of the Plan, Stock Appreciation Rights may be granted to Participants, at the discretion of the Committee, in any of the following forms:
(i)    In connection with the grant, and exercisable in lieu, of Options (“Tandem SARs”);

(ii)    In connection with, and exercisable in addition to, the grant of Options (“Additive SARs”);
(iii)    Independent of the grant of Options (“Freestanding SARs”); or
(iv)    In any combination of the foregoing.
(b)    Exercise Price. The SAR Exercise Price shall be determined in the sole discretion of the Committee and set forth in the applicable Award Agreement, and shall be no less than 100% of the Fair Market Value of a Share on the Grant Date. The SAR Exercise Price of a Tandem SAR or an Additive SAR shall be the same as the Option Price of the Related Option.
(c)    Exercise of Tandem SARs. Tandem SARs may be exercised with respect to all or part of the Shares subject to the Related Option. The exercise of Tandem SARs shall cause a reduction in the number of Shares subject to the Related Option equal to the number of Shares with respect to which the Tandem SAR is exercised. Conversely, the exercise, in whole or part, of a Related Option, shall cause a reduction in the number of Shares subject to the Tandem SAR equal to the number of Shares with respect to which the Related Option is exercised. Shares with respect to which the Tandem SAR shall have been exercised may not be subject again to an Award under the Plan.
Notwithstanding any other provision of the Plan to the contrary, a Tandem SAR shall expire no later than the expiration of the Related Option and shall be exercisable only when the Related Option is eligible to be exercised. In addition, if the Related Option is an ISO, a Tandem SAR shall be exercised for no more than 100% of the difference between the Fair Market Value of Shares subject to the Related Option at the time the Tandem SAR is exercised and the Option Price of the Related Option.
(d)    Exercise of Additive SARs. Additive SARs shall be deemed to be exercised upon, and in addition to, the exercise of the Related Option. The deemed exercise of Additive SARs shall not reduce the number of Shares with respect to which the Related Option remains unexercised.
(e)    Exercise of Freestanding SARs. Freestanding SARs may be exercised upon whatever terms and conditions the Committee, in its sole discretion, imposes upon such SARs.
(f)    Automatic Exercise of SARs. Subject to the other terms and conditions of this Plan, SARs may be exercised upon whatever terms and conditions the Committee, in its sole discretion, imposes. All SARs will be exercised automatically on the last trading day prior to the expiration date of the SAR or, in the case of SARs granted in tandem with Options, any related Option, so long as the Fair Market Value of a Share on that date exceeds the SAR Exercise Price of the SAR or the Option Price of any related Option, as applicable.
(g)    Other Conditions Applicable to SARs. In no event shall the term of any SAR granted under the Plan exceed ten years from the Grant Date. A SAR may be exercised only when the Fair Market Value of a Share exceeds either (i) the Fair Market Value per Share on the Grant Date in the case of a Freestanding SAR or (ii) the Option Price of the Related Option in the case of either a Tandem SAR or Additive SAR. A SAR shall be exercised by delivery to the Committee of a notice of exercise in the form prescribed by the Committee.
(h)    Payment Upon Exercise of SARs. Subject to the provisions of the Award Agreement, upon the exercise of a SAR, the Participant shall be entitled to receive, without any payment to the Company (other than required tax withholding amounts), an amount equal to the product of multiplying (i) the number of Shares with respect to which the SAR is exercised by (ii) an amount equal to the excess of (A) the Fair Market Value per Share on the date of exercise of the SAR over (B) SAR Exercise Price.
Payment to the Participant shall be made in Shares, valued at the Fair Market Value of the date of exercise, in cash, or a combination thereof, as the Committee may provide in the Award Agreement. To the extent provided in the Award Agreement, the Committee shall have the sole discretion to consent to or disapprove the election of any Participant to receive cash in full or partial settlement of an SAR. In cases where an election of settlement in cash must be consented to by the Committee, the Committee may consent to, or disapprove, such election at any time after such election, or within such period for taking action as is specified in the election, and failure to give consent shall be disapproval. Consent may be given in whole or as to a portion of the SAR surrendered by the Participant. If the election to receive cash is disapproved in whole or in part, the SAR shall be deemed to have been exercised for Shares, or, if so specified in the notice of exercise and election, not to have been exercised to the extent the election to receive cash is disapproved.

(i)    Non-transferability of SARs. No SARs granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, otherwise than by will or by the laws of descent and distribution, unless the Committee provides otherwise pursuant to Section 20(b) hereof or, for Tandem SARs or Additive SARs, pursuant to the provisions for transfer of the related option pursuant to Section 6(j)(ii). Subject to Sections 6(j)(ii) and 20(b) hereof, all SARs granted to a Participant under the Plan shall be exercisable during his lifetime only by such Participant or his guardian or legal representative.
8.Restricted Stock and Restricted Stock Units.
(a)    Grant of Restricted Stock or Restricted Stock Units. Subject to the terms and provisions of the Plan, the Committee may grant awards of Restricted Stock or Restricted Stock Units under the Plan to such Participants and in such amounts as it shall determine. Participants receiving such awards shall not be required to pay the Company therefor (except for applicable tax withholding) other than the rendering of services and/or until other conditions are satisfied as determined by the Committee in its sole discretion, unless required by applicable law. Any grant of an Award under this Section 8 or the vesting thereof may be further conditioned upon the attainment of Performance Measures established by the Committee in accordance with the applicable provisions of Section 9 regarding Performance Awards.
(b)    Award Agreement. Each award of Restricted Stock or Restricted Stock Units shall be evidenced by an Award Agreement that shall specify the additional terms of the Award, including the Period of Restriction, the conditions which must be satisfied prior to removal of the restriction, the number of Shares granted or relating to such award, and such other provisions as the Committee shall determine.
(c)    Transferability. Except as provided in this Section 8, neither the Shares of Restricted Stock or Restricted Stock Units granted hereunder may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the termination of the applicable Period of Restriction or upon earlier satisfaction of such other conditions as may be specified by the Committee in its sole discretion and set forth in the Award Agreement. All rights with respect to the Restricted Stock or Restricted Stock Units granted to a Participant under the Plan shall be exercisable during his lifetime only by such Participant or his guardian or legal representative.
(d)    Other Restrictions. The Committee may impose such other restrictions on any Shares of Restricted Stock granted pursuant to the Plan as it may deem advisable including, without limitation, restrictions under applicable Federal or state securities laws, and may legend the certificates representing Restricted Stock to give appropriate notice of such restrictions. Alternatively, the Committee, in its sole discretion, may have Shares of Restricted Stock issued without legend and held by the Secretary until such time that all restrictions are satisfied.
(e)    Minimum Vesting For Full Value Awards. Except with respect to a maximum of 10% of the Shares authorized pursuant to Section 4, any Full-Value Awards which vest solely on the basis of the Participant’s continued employment with or provision of service to the Company shall not provide for vesting which is any more rapid than annual pro rata vesting over a three-year period and any Full-Value Awards which vest upon the attainment of performance goals shall provide for a performance period of at least 12 months. Notwithstanding the foregoing, the Committee may permit acceleration of vesting of such Full-Value Awards in the event of the Participant’s death, disability or retirement, or a Change in Control.
(f)    Restricted Stock Certificate Legend. In the event that the Committee elects to legend the certificates representing Restricted Stock, and in addition to any legends placed on certificates pursuant to Section 8(d) hereof, each certificate representing shares of Restricted Stock granted pursuant to the Plan shall bear the following legend:
“The sale or other transfer of the Shares represented by this certificate, whether voluntary, involuntary, or by operation of law, is subject to certain restrictions on transfer set forth in the Tecumseh Products Company 2014 Omnibus Incentive Plan, effective April 30, 2014, as amended, and in a Restricted Stock Agreement dated ________ ___, 20___. A copy of the Plan and such Restricted Stock Agreement may be obtained from the Secretary of Tecumseh Products Company”
(g)    Removal of Restrictions. Except as otherwise provided in this Section 8, Shares of Restricted Stock shall become freely transferable by the Participant after the last day of the Period of Restriction and/or upon the satisfaction of other conditions as determined by the Committee in its sole discretion. Once the Shares are released from the restrictions, the Participant shall be entitled to have removed any legend that may have been placed on the certificates representing such Shares pursuant to Section 8(f) hereof.
(h)    Rights of Holders of Shares of Restricted Stock. Unless the Committee otherwise provides in an Award Agreement, holders of Shares of Restricted Stock shall have the right to vote such Shares and the right to receive any dividends or distributions declared or paid with respect to such Shares. All distributions, if any, received by a Participant with respect to Restricted Shares as a result of any share split, share dividend, combination of shares, or other similar transaction shall be subject to the restrictions and risk of forfeiture applicable to the original Award. If any such dividends or distributions are paid in Shares, the Shares shall be subject to the same restrictions on transferability and risk of forfeiture as the Shares of Restricted Stock with respect to which they were distributed and the Shares shall bear legends reflecting such restrictions.
(i)    Rights of Holders of Restricted Stock Units. Unless the Committee otherwise provides in an Award Agreement, holders of Restricted Stock Units shall have no rights as shareholders of the Company. The Committee may provide in an Award Agreement evidencing a grant of Restricted Stock Units that the holder of such Restricted Stock Units shall be entitled to receive, upon the payment of a cash dividend or distribution on outstanding Shares, or at any time thereafter, a payment for each Restricted Stock Unit held equal to the per-share dividend, which payment would be paid in accordance with rules set forth by the Committee, and may be in cash, Shares or a combination of both, but if in Shares, subject to the restrictions and risk of forfeiture applicable to the original Award. A holder of Restricted Stock Units shall have no rights other than those of a general creditor of the Company. Restricted Stock Units represent an unfunded and unsecured obligation of the Company, subject to the terms and conditions of the applicable Award Agreement.
(j)    Settlement of Restricted Stock Units. Settlement of earned Restricted Stock Units will be made upon the date(s) determined by the Committee and set forth in the Award Agreement. The Committee may, in its sole discretion, settle earned Restricted Stock Units in cash, Shares, or a combination of both.
(k)    Termination of Service. Unless otherwise provided by the Committee and set forth in the Award Agreement, in the event a Participant’s employment or service with the Company and its Affiliates is terminated before vesting of any Shares of Restricted Stock or Restricted Stock Units, any Share of Restricted Stock or Restricted Stock Unit that is not vested at the time of a Participant’s termination of employment or service, as applicable, shall be forfeited. Upon forfeiture, the Participant shall have no further rights with respect to such Award, including the right to vote such Shares or the right to receive dividends with respect to such Shares.
9.Performance Awards.
(a)    Grant of Performance Awards. Subject to the terms and provisions of the Plan, the Committee may authorize grants of Performance Awards to Participants in the form of either Performance Units or Performance Shares, and such Awards shall be evidenced by an Award Agreement. Each Award Agreement shall specify the additional terms of the Performance Awards, including the number of Performance Units or Performance Shares (subject to Section 12 hereof), the time and manner in which such Award shall be settled, the performance period to which it relates, the applicable Performance Measures, and such other terms and conditions as the Committee determines consistent with the terms of the Plan. Subject to Section 4 and 5 hereof, the Committee shall have complete discretion in determining the size of any Performance Award granted to Participants hereunder. Participants receiving Performance Awards shall not be required to pay the Company therefor (except for applicable tax withholding) unless required by applicable law.
(b)    Performance Period. The performance period with respect to each Performance Award shall be set forth in the Award Agreement, and may be subject to earlier termination in the event of a termination of employment or service.
(c)    Performance Measures. Each Award Agreement for Performance Awards shall specify the Performance Measures that are to be achieved by the Participant and a formula for determining the settlement amount to be paid (in the form provided in Section 9(f) hereof) if the Performance Measures are achieved. The Committee may establish a pool that will be funded based on the achievement of Performance Measures or a percentage of any of the underlying business criteria, provided that if such design feature is intended to apply to Covered Employees, such feature must meet the requirements of Section 162(m) of the Code. In addition, the Committee may exercise negative discretion to reduce the amount of, or eliminate, a Performance Award that otherwise would be payable pursuant to this Section 9 or any other Award subject to performance conditions, but may not increase any amount payable under an Award intended to qualify as “performance-based compensation” for purposes of Section 162(m) of the Code.
(d)    Adjustments relating to Performance Measures. The Committee is authorized to exclude one or more of the following items in establishing Performance Measures for Awards: (1) extraordinary items outside the ordinary course of business, including acquisitions, dispositions, and restructurings; (2) accounting policy changes required by the U.S. Securities and Exchange Commission or the U.S. Financial Accounting Standards Board; (3) foreign currency effects; (4) the effects of any statutory adjustments to corporate tax rates; (5) the effects of the timing of vendor pricing credits; (6) the effect of any change in the outstanding Shares by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, share repurchase, combination or exchange of shares or other similar corporate change, or any distributions to common shareholders other than regular cash dividends; and (vii) any other objective criteria established by the Committee. Notwithstanding the foregoing, any determinations by the Committee to exclude such items with respect to a Performance Award granted to a Covered Employee and intended to constitute “qualified performance-based compensation” within the meaning of Section 162(m) of the Code must be made before the first to occur of 90 days after the commencement of the period of service to which the performance goals relate and the lapse of 25% of the period of service to which the performance goals relate.
(e)    Performance Awards Granted to Designated Covered Employees. If and to the extent that the Committee determines that a Performance Award to be granted to a Participant who is designated by the Committee as likely to be a Covered Employee should qualify as “performance-based compensation” for purposes of Section 162(m) of the Code, the grant, exercise and/or settlement of such Performance Award shall be contingent upon achievement of pre-established performance goals and other terms set forth in this Section 9(e).
(i)    Performance Goals Generally. The performance goals for such Performance Awards shall consist of one or more Performance Measures, as specified by the Committee and meet the requirements of this Section 9(e). Performance goals shall be objective and shall otherwise meet the requirements of Section 162(m) of the Code, including the requirement that the level or levels of performance targeted by the Committee result in the achievement of performance goals being “substantially uncertain.” The Committee may determine that such Performance Awards shall be granted, exercised and/or settled upon achievement of any one performance goal or that two or more of the performance goals must be achieved as a condition to grant, exercise and/or settlement of such Performance Awards. Performance goals may differ for Performance Awards granted to any one Participant or to different Participants.
(ii)    Timing For Establishing Performance Goals. Performance goals shall be established, in writing, not later than the first to occur of 90 days after the commencement of the period of service to which the performance goals relate and the lapse of 25% of the period of service to which the performance goals relate, or at such other date as may be required for “performance-based compensation” under Section 162(m) of the Code.
(iii)    Committee Certification. Prior to the settlement of any Award that is contingent on the achievement of one or more Performance Measures, the Committee shall certify in writing that the applicable performance goals and any other material terms of the Award were in fact satisfied. For purposes of this Section 9(e)(iii), approved minutes of the Committee shall be adequate written certification.
(iv)    Status Performance Awards Under Section 162(m) of the Code. It is the intent of the Company that Performance Awards under this Section 9(e) granted to persons who are designated by the Committee as likely to be Covered Employees within the meaning of Section 162(m) of the Code shall, if so designated by the Committee, constitute “qualified performance-based compensation” within the meaning of Section 162(m) of the Code. Accordingly, the terms of this Section 9(e), including the definitions of Covered Employee and other terms used herein, shall be interpreted in a manner consistent with Section 162(m) of the Code. The foregoing notwithstanding, the term Covered Employee as used herein shall mean only a person designated by the Committee, at the time of grant of Performance Awards, as likely to be a Covered Employee with respect to that fiscal year. If any provision of the Plan or any Award Agreement relating to such Performance Awards does not comply or is inconsistent with the requirements of Section 162(m) of the Code, such provision shall be construed or deemed amended to the extent necessary to conform to such requirements.
(f)    Form of Payment. Payment of the amount to which a Participant shall be entitled upon the settlement of Performance Award shall be made in cash, Shares, other property or a combination thereof as set forth in the Award Agreement. Payment may be made in a lump sum or installments as prescribed by the Committee.
(g)    Non-transferability. Unless the Committee provides otherwise pursuant to Section 20(b) hereof, no Performance Units or Performance Shares granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, otherwise than by will or by the laws of descent and distribution. All rights with respect to Performance Units and Performance Shares granted to a Participant under the Plan shall be exercisable during his lifetime only by such Participant or his guardian or personal representative.
(h)    Dividends or Dividend Equivalent Rights for Performance Awards. Notwithstanding anything to the contrary in the Plan, the right to receive dividends, dividend equivalent rights or distributions with respect to a Performance Award shall only be earned by a Participant if and to the extent that the underlying Performance Award is earned by the Participant, and shall be paid in the same time and manner as the underlying Performance Award.
(i)    Voting Rights. During the performance period and until settlement of the Performance Shares, Participants in whose name Performance Shares are granted hereunder may not exercise voting rights with respect to those Shares.
(j)    Termination of Service. Unless otherwise provided by the Committee and set forth in the Award Agreement, in the event a Participant’s employment or service with the Company and its Affiliates is terminated before the Performance Shares or Performance Units are earned and vested, such Performance Shares and/or Performance Units shall be forfeited.
10.Other Stock and Stock Unit Awards.
(a)    Grant and Form of Payment. The Committee is authorized to grant to Participants, either alone or in addition to other Awards made under the Plan, Other Stock and Stock Unit Awards to be issued at such times, subject to or based upon achievement of such performance or other goals and on such other terms and conditions as the Committee shall deem appropriate and specify in the Award Agreement relating thereto, which need not be the same with respect to each Participant. Shares or other securities granted pursuant to Other Stock and Stock Unit Awards may be issued for no cash consideration or for such minimum consideration as may be required by applicable law. Payment of the amount to which a Participant shall be entitled upon the settlement of Other Stock and Stock Unit Awards shall be made in cash, Shares, other property or a combination thereof as set forth in the Award Agreement. Payment may be made in a lump sum or installments as prescribed by the Committee.
(b)    Sale and Transferability. To the extent an Other Stock and Stock Unit Award granted under the Plan is deemed to be a derivative security within the meaning of Rule 16b-3, it may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, otherwise than by will or by the laws of descent and distribution, unless the Committee provides otherwise pursuant to Section 20(b) hereof. All rights with respect to such Other Stock and Stock Unit Awards granted to a Participant under the Plan shall be exercisable during his lifetime only by such Participant or his guardian or personal representative.
(c)    Termination of Service. Unless otherwise set forth in the Award agreement, if, with respect to any Award, a Participant’s termination of employment or service, as applicable, occurs before the end of any period of restriction or non-transfer, or the vesting date applicable to such Award (or the applicable portion of such Award), or any performance goals or other vesting conditions are not achieved in whole or in part (as determined by the Committee) by the end of the period for measuring such goals and conditions, then all such then unvested and/or unearned Awards shall be forfeited by the Participant.
11.Effect of Termination of Employment or Service on Awards; Forfeiture.
(a)    Generally. Subject to Section 3(b) hereof, the Committee may provide in any Award Agreement the circumstances in which Awards shall be exercised, vested, paid or forfeited in the event a Participant’s service or employment with the Company or an Affiliate terminates prior to the end of a performance period, Period of Restriction or the exercise, vesting or settlement of such Award. Notwithstanding any other provision of this Plan to the contrary, in the event of a Participant’s termination of employment or service (including by reason of death, Disability, or Retirement), or business divestiture, leave of absence approved by the Company, or in the event of hardship or other special circumstances, the Committee may in its sole discretion take any action that it deems to be equitable under the circumstances or in the best interests of the Company, including, without limitation, waiving or modifying any limitation or requirement with respect to any Award under this Plan. However, any such actions taken by the Committee shall be subject to Section 3(b) hereof and should comply with the requirements of Code Sections 409A and 162(m) (and, with the latter, only to the extent such award is intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code).
(b)    Transfers between Employers. Awards under the Plan shall not be affected by the change of a Participant’s status within or among the Company and any Affiliate, so long as the Participant continues to be employed by or provide services to the Company or an Affiliate. For purposes of the Plan and any Award hereunder, if an entity that a Participant is employed by or otherwise providing services to ceases to be an Affiliate, a Participant shall be deemed to terminate employment or service, as applicable, on the date of the entity’s change in status, unless the Participant continues as a service provider in respect of the Company or another Affiliate (after giving effect to the change in status).
12.Change in Control. Except as otherwise provided in an Award Agreement or in this Section 12, in the event of a Change in Control or prior to a Change in Control of the Company, the Committee (as constituted prior to the Change in Control) may, but is not obligated to, without Participant consent (a) accelerate, vest or cause the restrictions to lapse with respect to, all or any portion of an Award, (b) cancel Awards for a cash payment equal to their fair value (as determined in the sole discretion of the Committee, taking into account the value of the per Share consideration to be paid in the Change in Control Transaction, the Shares covered by the Award, any amount per Award to be paid by the Participant and any Performance Measures applicable to the Award) which, in the case of Options and SARs, shall be deemed to be equal to the excess, if any, of value of the per Share consideration to be paid in the Change in Control transaction over the aggregate Option Price (in the case of Options) or SAR Exercise Price (in the case of SARs), or (c) any or all restrictions or conditions related to an Award to be released and accelerated, in such a manner, in the case of Section 16 Persons, as to conform to the provisions of Rule 16b-3. For avoidance of doubt, the treatment of Awards upon a Change in Control may vary among Participants in the Committee’s sole discretion. Notwithstanding the foregoing, the Committee has the discretion to require that a Participant experience a termination of employment or service before taking any of the actions described in this Section 12.
Notwithstanding the foregoing, no acceleration of exercisability or vesting, lapse of any restrictions, cancellation, termination or settlement, or other payment shall occur with respect to any outstanding Award (other than an Award of Performance Shares or Performance Units), if the Committee (as constituted prior to the Change in Control) reasonably determines, in good faith, prior to the Change in Control that such outstanding Awards shall be honored or assumed, or new rights substituted therefor (such honored, assumed, or substituted Award is referred to in this Plan as an “Alternative Award”) by the new employer, provided that any such Alternative Award must (i) be based on shares of common stock that are traded on an established U.S. securities market, (ii) provide the Participant (or each Participant in a class of Participants) with rights and entitlements substantially equivalent to or better than the rights, terms, and conditions applicable under such Award, including, but not limited to, an identical or better exercise or vesting schedule and identical or better timing and methods of payment, (iii) have substantially equivalent economic value to such Award (determined at the time of such Change in Control), and (iv) have terms and conditions which provide that in the event that the Participant suffers an involuntary termination within two years following the Change in Control any conditions on the Participant’s rights under, or any restrictions on transfer or exercisability applicable to, each such Award held by such Participant shall be waived or shall lapse, as the case may be. Notwithstanding the preceding sentence, in the case of an Alternative Award in respect of an Incentive Stock Option or in respect of a Non-qualified Stock Option or SAR intended to be exempt from Section 409A of the Code, the terms of the Alternative Award must be such that the Incentive Stock Option status or exemption from Section 409A of the Code is maintained.
13.Adjustment for Changes in Shares Subject to Plan and Other Events. In the event of a reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation, statutory share exchange, rights offering, special cash dividend or any other change in the corporate structure or Shares of the Company, the Committee shall make such adjustments, if any, as it deems appropriate in the number and kind of Shares subject to the Plan, in the number and kind of Shares covered by outstanding Awards, in the Option Price per Share of outstanding Options or the SAR Exercise Price of outstanding SARs, and in the maximum number of Shares that may be issued to any Participant pursuant to Awards made under the Plan and the maximum number of Shares that may be issued pursuant to Awards made under the Plan. If the adjustment would produce fractional Shares with respect to any then outstanding Awards, the Committee may adjust appropriately the number of Shares covered by the outstanding Awards so as to eliminate the fractional Shares. Any adjustment made under this Section 12 shall be done in a manner that complies with Section 409A of the Code, and any adjustments made with respect to Incentive Stock Options shall comply with Sections 422 and 424 of the Code.

14.Other Terms and Conditions. The Committee may impose such other terms and conditions, not inconsistent with the terms hereof, on the grant, vesting or exercise of Awards or issuance of Shares in connection therewith, as it deems advisable.
15.Effectiveness of Plan. This Plan will be effective upon adoption of this Plan by the Board, subject to the approval by a majority of the votes cast by the shareholders of the Company at a meeting of shareholders duly called and held for such purpose within twelve months of adoption of this Plan by the Board. Awards may be granted prior to such shareholder approval, but such Awards may not be exercisable or vest prior to such shareholder approval and shall be forfeited if such shareholder approval is not obtained.
16.Amendment, Modification, and Termination of Plan.
(a)    Amendment, Modification and Termination. Unless the Plan shall have already been terminated as provided below, the Plan shall terminate on, and no Award shall be granted hereunder after the close of business on, the next day preceding the tenth anniversary of the date of adoption of this Plan by the Board as contemplated by Section 15 hereof. The Board may terminate, amend, or modify the Plan in its discretion, and any amendment or modification may be without shareholder approval except to the extent that such approval is required by the Code, pursuant to the rules under Section 16 of the Exchange Act, by any national securities exchange or system on which the Shares are then listed or reported, by any regulatory body having jurisdiction with respect thereto, or under any other applicable laws, rules, or regulations. The Board is specifically authorized to amend the Plan and take such other action as it deems necessary or appropriate to comply with Sections 162(m) and 409A of the Code, or with Rule 16b-3.
(b)    Awards Previously Granted. No termination, amendment, or modification of the Plan, shall adversely affect any Award theretofore granted under the Plan, without the written consent of the Participant.
17.Withholding. To the extent that the Company is required to withhold federal, state, local or foreign taxes in connection with any payment made or benefit realized by a Participant or other person under this Plan, it shall be a condition to the receipt of such payment or the realization of such benefit that the Participant or such other person make arrangements satisfactory to the Company for payment of all such taxes required to be withheld. At the discretion of the Committee, such arrangements may include relinquishment of a portion of such benefit. The Fair Market Value of any Shares (determined at the date of withholding) withheld or tendered to satisfy any such tax withholding obligations shall not exceed the amount determined using the applicable minimum statutory tax withholding rates. For the avoidance of doubt, the Participants shall have no legal right to own or receive any Shares withheld from delivery for such purpose, and otherwise shall have no rights in respect of such Shares whether as a shareholder or otherwise. The Company shall have the power and the right to deduct or withhold from any other payments due to a Participant, or to require a Participant to remit to the Company, an amount sufficient to satisfy Federal, state, and local taxes (including the Participant’s FICA obligation) required by law to be withheld with respect to any grant, exercise, or payment under or as a result of this Plan.
18.Successors. All obligations of the Company under the Plan, with respect to Awards granted hereunder, shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.
19.Section 409A of the Code.
(a)    Generally. This Plan and any Award granted hereunder is intended to comply with, or be exempt from, the provisions of Section 409A of the Code, and shall be interpreted and administered in a manner consistent with that intention. Each payment under this Agreement is intended to be a “separate payment” and not of a series of payments for purposes of Section 409A.
(b)    409A Awards. The provisions of this Section 19 shall apply to any 409A Award or any portion an Award that is or becomes subject to Section 409A of the Code, notwithstanding any provision to the contrary contained in the Plan or the Award Agreement applicable to such Award. 409A Awards include, without limitation:
(i)    Any Non-qualified Stock Option or SAR that does not meet the requirements for exemption from Section 409A of the Code set forth in Treasury Regulation 1.409A-1(b)(5)(i); and
(ii)    Any other Award that provides by its terms for settlement of all or any portion of the Award on one or more dates following the Short-Term Deferral Period (as defined below).

Subject to any applicable U.S. Treasury Regulations promulgated pursuant to Section 409A of the Code or other applicable guidance, the term “Short-Term Deferral Period” means the period ending on the later of (i) the date that is 2 ½ months from the end of the Company’s fiscal year in which the applicable portion of the Award is no longer subject to a “substantial risk of forfeiture”, or (ii) the date that is 2 ½ months from the end of the Participant’s taxable year in which the applicable portion of the Award is no longer subject to a substantial risk of forfeiture. For this purpose, the term “substantial risk of forfeiture” shall have the meaning set forth in any applicable U.S. Treasury Regulations promulgated pursuant to Section 409A of the Code or other applicable guidance.
(c)    Subsequent Elections. Any 409A Award which permits a subsequent election to delay the payment or change the form of payment in settlement of such Award shall comply with the following requirements:
(i)    No subsequent election may take effect until at least 12 months after the date on which the subsequent election is made;
(ii)    Each subsequent election related to a payment in settlement of an Award (other than upon the Participant’s death or Disability or upon an “Unforeseeable Emergency” (as defined in Section 409A of the Code)) must result in a delay of the payment for a period of not less than five years from the date such payment would otherwise have been made; and
(iii)    No subsequent election related to a payment to be made at a specified time shall be made less than twelve months prior to the date of the first scheduled installment relating to such payment.
(d)    Payments of 409A Awards. No payment in settlement of a 409A Award may commence earlier than:
(i)    Separation from Service (as determined pursuant to Treasury Regulations or other applicable guidance);
(ii)    The date the Participant becomes Disabled;
(iii)    Death;
(iv)    A specified time (or pursuant to a fixed schedule) that is either (i) specified by the Committee upon the grant of an Award and set forth in the Award Agreement evidencing such Award, or (ii) specified by the Participant in an Election complying with the requirements of Section 19(c) hereof, as applicable;
(v)    To the extent provided by Treasury Regulations promulgated pursuant to Section 409A of the Code or other applicable guidance, a change in the ownership or effective control or the Company or in the ownership of a substantial portion of the assets of the Company; or
(vi)    The occurrence of an “Unforeseeable Emergency” (as defined in Section 409A of the Code).
(e)    Six Month Delay. Notwithstanding anything else to the contrary in the Plan, to the extent that a Participant is a “Specified Employee” (as determined in accordance with the requirements of Section 409A of the Code), no payment on account of a Participant’s separation from service in settlement of a 409A Award may be made before the date which is six months after such Participant’s date of separation from service, or, if earlier, the date of the Participant’s death.
(f)    Unforeseeable Emergency. The Committee shall have the authority to provide in the Award Agreement evidencing any 409A Award for payment in settlement of all or a portion of such Award in the event that a Participant establishes, to the satisfaction of the Committee, the occurrence of an Unforeseeable Emergency. In such event, the amount(s) distributed with respect to such Unforeseeable Emergency cannot exceed the amounts necessary to satisfy such Unforeseeable Emergency plus amounts necessary to pay taxes reasonably anticipated as a result of such payment(s), after taking into account the extent to which such hardship is or may be relieved through reimbursement or compensation by insurance or otherwise or by liquidation of the Participant’s assets (to the extent the liquidation of such assets would not itself cause severe financial hardship). All payments with respect to an Unforeseeable Emergency shall be made in a lump sum as soon as practicable following the Committee’s determination that an Unforeseeable Emergency has occurred. The occurrence of an Unforeseeable Emergency shall be judged and determined by the Committee. The Committee’s decision with respect to whether an Unforeseeable Emergency has occurred and the manner in which, if at all, the payment in settlement of an Award shall be altered or modified, shall be final, conclusive, and not subject to approval or appeal.
(g)    No Acceleration of Payments. Notwithstanding anything to the contrary in this Plan, this Plan does not permit the acceleration of the time or schedule of any payment under this Plan in settlement of a 409A Award, except as provided by Section 409A of the Code and/or Treasury Regulations promulgated pursuant to Section 409A of the Code or other applicable guidance.
20.General.
(a)    Requirements of Law. The granting of Awards and the issuance of Shares under this Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies as may be required. No Shares shall be issued or transferred pursuant to this Plan unless and until all legal requirements applicable to such issuance or transfer have, in the opinion of counsel to the Company, been complied with. In connection with any such issuance or transfer, the person acquiring the Shares shall, if requested by the Company, give assurances satisfactory to counsel to the Company in respect to such matters as the Company may deem desirable to assure compliance with all applicable legal requirements.
(b)    Effect of the Plan. The establishment of the Plan shall not confer upon any Participant any legal or equitable right against the Company, its parent, or an Affiliate or the Committee or the Board, except as expressly provided in the Plan. The Plan does not constitute a contract of employment between the Company or any of its Affiliates and any Participant. Participation in the Plan shall not give any Participant any right to be retained in the employment of the Company or any of its Affiliates or to provide service on the Board. No Award and no right under the Plan, contingent or otherwise, shall be subject to any encumbrance, pledge or charge of any nature or, except as provided in Section 6(j)(ii), shall be assignable except that a beneficiary may be designated in respect to the Award in the event of the death of the holder of the Award and except, also, that if the beneficiary shall be the executor or administrator of the estate of the holder of the Award, any rights in respect to such Award may be transferred to the person or persons or entity (including a trust) entitled thereto under the will of the holder of such Award or under the laws relating to descent and distribution.
(c)    Nonexclusivity of the Plan. Neither the adoption of the Plan nor the submission of the Plan to the Company’s shareholders for approval shall be construed as creating any limitations upon the right and authority of the Board to adopt such other incentive compensation arrangements (which arrangements may be applicable either generally to a class or classes of individuals or specifically to a particular individual or particular individuals) as the Board in its discretion determines desirable, including, without limitation, the granting of options otherwise than under the Plan.
(d)    Not Benefit Plan Compensation. Payments and other benefits received by a Participant under an Award made pursuant to the Plan shall not be deemed a part of Participant’s compensation for purposes of determining the Participant’s benefits under any other benefit plans or arrangements provided by the Company or an Affiliate, except where the Committee expressly provides otherwise in writing.
(e)    Parachute Limitations. Notwithstanding any other provision of this Plan or of any other agreement, contract, or understanding heretofore or hereafter entered into by a Participant with the Company or any Affiliate, except an agreement, contract, or understanding hereafter entered into that expressly modifies or excludes application of this paragraph (an “Other Agreement”), and notwithstanding any formal or informal plan or other arrangement for the direct or indirect provision of compensation to the Participant (including groups or classes of Participants or beneficiaries of which the Participant is a member), whether or not such compensation is deferred, is in cash, or is in the form of a benefit to or for the Participant (a “Benefit Arrangement”), if the Participant is a “disqualified individual,” as defined in Section 280G(c) of the Code, any Options, SARs, Restricted Stock, Performance Shares, Performance Units or other Awards hereunder held by that Participant and any right to receive any payment or other benefit under this Plan shall not become exercisable or vested (i) to the extent that such right to exercise, vesting, payment, or benefit, taking into account all other rights, payments, or benefits to or for the Participant under this Plan, all Other Agreements, and all Benefit Arrangements, would cause any payment or benefit to the Participant under this Plan to be considered a “parachute payment” within the meaning of Section 280G(b)(2) of the Code as then in effect (a “Parachute Payment”) and (ii) if, as a result of receiving a Parachute Payment, the aggregate after-tax amounts received by the Participant from the Company under this Plan, all Other Agreements, and all Benefit Arrangements would be less than the maximum after-tax amount that could be received by the Participant without causing any such payment or benefit to be considered a

Parachute Payment. In the event that the receipt of any such right to exercise, vesting, payment, or benefit under this Plan, in conjunction with all other rights, payments, or benefits to or for the Participant under any Other Agreement or any Benefit Arrangement would cause the Participant to be considered to have received a Parachute Payment under this Plan that would have the effect of decreasing the after-tax amount received by the Participant as described in clause (ii) of the preceding sentence, then the Participant shall have the right, in the Participant’s sole discretion, to designate those rights, payments, or benefits under this Plan, any Other Agreements, and any Benefit Arrangements that should be reduced or eliminated so as to avoid having the payment or benefit to the Participant under this Plan be deemed to be a Parachute Payment, provided that any such payment or benefit that is excluded from the coverage of Section 409A of the Code shall be reduced or eliminated prior to the reduction or elimination of any benefit that is related to a 409A Award.
(f)    Creditors. The interests of any Participant under the Plan or any Award Agreement shall not be subject to the claims of creditors and, except as provided in Sections 6(j)(ii) and 20(b) may not, in any way, be assigned, alienated, or encumbered.
(g)    Governing Law. The Plan, and all Award Agreements made pursuant hereto, shall be governed, construed, and administered in accordance with and governed by the laws of the State of Michigan (regardless of the laws that might otherwise govern under applicable principles of conflicts of laws of such jurisdiction or any other jurisdiction).
(h)    Section 16 of the Exchange Act. It is the intent of the Company that Awards and transactions permitted by Awards be interpreted in a manner that, in the case of Participants who are or may be subject to Section 16 of the Exchange Act, qualify, to the maximum extent compatible with the express terms of the Awards, for the exemption provided in Rule 16b-3 promulgated under the Exchange Act. The Company shall have no liability to any Participant or other person for Section 16 consequences of Awards or events in connection with Awards if an Award or related event does not so qualify.
(i)    Changes in Laws, Rules or Regulations. References in the Plan to any law, rule or regulation shall include a reference to any corresponding or successor law, rule or regulation (or number redesignation) and to any amendments or restatements to such law, rule or regulation adopted after the effective date of the Plan’s adoption.
(j)    Headings. Headings are given to the sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.
(k)    Number and Gender. Under the Plan, the singular form of a word shall include the plural form, the masculine gender shall include the feminine gender and similar interpretations shall prevail as the context requires.
(l)    Severability. In the event that any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.
(m)    Other Actions. Nothing contained in the Plan shall be construed to limit the authority of the Company to exercise its corporate rights and powers, including but not by way of limitation, the right of the Company to grant or issue options for proper corporate purposes other than under the Plan with respect to any employee or other person, firm, corporation, or association.
(n)    Complete Statement of Plan. This document is a complete statement of the Plan.
* * *
As adopted and approved on January 23, 2014 and amended February 28, 2014, subject to approval by the shareholders of the Company.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.    Indemnification of Directors and Officers.
The registrant’s restated articles of incorporation, as amended, provide that, with specified exceptions, a director of the registrant will not be personally liable for monetary damages for breach of fiduciary duty as a director.
Sections 561-571 of the Michigan Business Corporation Act (the “MBCA”), grant the registrant broad powers to indemnify any person in connection with legal proceedings brought against him or her by reason of his or her present or past status as an officer or director of the registrant, provided that the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the company’s or its shareholders’ best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The MBCA also gives the registrant broad powers to indemnify any such person against expenses and reasonable settlement payments in connection with any action by or in the right of the registrant, provided the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the registrant’s or its shareholders’ best interests, except that no indemnification may be made if the person is adjudged to be liable to the registrant unless and only to the extent the court in which such action was brought determines upon application that, despite such adjudication, but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for reasonable expenses as the court deems proper. In addition, to the extent that any such person is successful in the defense of any such legal proceeding, the registrant is required by the MBCA to indemnify him or her against expenses, including attorneys’ fees, that are actually and reasonably incurred by him or her in connection with the proceedings.
The registrant’s restated articles of incorporation, as amended, provide that the registrant must indemnify to the fullest extent permitted by law any person who was or is a party, or is threatened to be made a party, to any action, suit, or proceeding (whether civil, criminal, administrative, or investigative) by reason of the fact that he or she is or was a director, officer, employee, or agent of the registrant or is or was serving any other enterprise at the registrant’s request. We have also entered into indemnification agreements with each of our directors in order to provide them with contractual assurances regarding the indemnification provisions set forth in our articles of incorporation and to provide additional procedural protections.
Under an insurance policy maintained by the registrant, the registrant’s directors and officers are insured, within the limits and subject to the limitations of the policy, against certain expenses in connection with the defense of certain claims, actions, suits, or proceedings and certain liabilities that might be imposed as a result of such claims, actions, suits, or proceedings that may be brought against them by reason of being or having been such directors and officers, including potential defense expenses and liabilities arising out of this Registration Statement, up to our policy limit.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.
Item 21.    Exhibits and Financial Statement Schedules.
See Exhibit Index on page E-1.
Item 22.    Undertakings.
The undersigned registrant hereby undertakes
(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§ 230.424 of this chapter);
(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
The undersigned hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.
(6) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a party of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.
(7) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (6) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act, the registrant has duly caused amendment no. 2 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ann Arbor, State of Michigan, on March 14, 2014.
TECUMSEH PRODUCTS COMPANY

By: /s/ James J. Connor
James J. Connor
President, Chief Executive Officer and Secretary

POWER OF ATTORNEY
Each person whose signature appears below authorizes James J. Connor and Janice E. Stipp, and each of them, each of whom may act without joinder of the other, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities to execute in the name of each such person who is then an officer or director of Tecumseh Products Company, and to file, any amendments (including post-effective amendments) to this Registration Statement, and any registration statement or amendment to such registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing appropriate or necessary to be done, as fully and for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

S-1

Pursuant to the requirements of the Securities Act of 1933, amendment no. 2 to this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date of Signing

/s/ James J. Connor	President, Chief Executive Officer, Secretary and Director (Principal Executive Officer)	March 14, 2014
James J. Connor

/s/ Janice E. Stipp	Executive Vice President, Chief Financial Officer and Treasurer (Principal Accounting and Principal Financial Officer)	March 14, 2014
Janice E. Stipp

*	Director	March 14, 2014
Stephanie H. Boyse

*	Director	March 14, 2014
Gary L. Cowger

*	Director	March 14, 2014
Harold M. Karp

*	Director	March 14, 2014
Terence C. Seikel

*	Director	March 14, 2014
Douglas M. Suliman, Jr.

*By:
Janice E. Stipp, attorney-in-fact		March 14, 2014

S-2

EXHIBIT

Exhibit
No.	Description

3(i).1
Restated Articles of Incorporation of Tecumseh Products Company (incorporated by reference to Exhibit (3) to registrant’s Annual Report on Form 10-K for the year ended December 31, 1991, File No. 0-452)

3(i).2
Certificate of Amendment to the Restated Articles of Incorporation of Tecumseh Products Company (incorporated by reference to Exhibit B-5 to registrant’s Form 8 Amendment No. 1 dated April 22, 1992 to Form 10 Registration Statement dated April 24, 1965, File No. 0-452)

3(i).3
Certificate of Amendment to the Restated Articles of Incorporation of Tecumseh Products Company (incorporated by reference to Exhibit (4) to registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1994, File No. 0-452)

3(i).4
Form of Amendment and Restatement of Article IV of the Restated Articles of Incorporation of Tecumseh Products Company (incorporated by reference to Annex A to the proxy statement/prospectus included in this Registration Statement on Form S-4)

3(ii)
Amended and Restated Bylaws of Tecumseh Products Company as amended through June 10, 2010 (incorporated by reference to Exhibit 3(ii) to registrant’s Current Report on Form 8-K, dated June 29, 2010 and filed March 1, 2011, File No. 0-452)

4.1*	Form of stock certificate evidencing Common Shares
4.2
Revolving Credit and Security Agreement, dated as of April 21, 2011, among Tecumseh Products Company, Tecumseh Compressor Company, Tecumseh Products of Canada, Limited, Evergy, Inc. and PNC Bank, National Association (incorporated by reference to Exhibit 10.1 to registrant’s Current Report on Form 8‑K dated April 21, 2011 and filed April 27, 2011, File No. 0-452)

4.3
Side Letter, dated as of April 21, 2011, among Tecumseh Products Company, Tecumseh Compressor Company, Tecumseh Products of Canada, Limited, Evergy, Inc. and PNC Bank, National Association (incorporated by reference to Exhibit 10.2 to registrant’s Current Report on Form 8‑K dated April 21, 2011 and filed April 27, 2011, File No. 0-452)

4.4
Amendment No. 1 to Revolving Credit and Security Agreement, dated as of December 30, 2011, among Tecumseh Products Company, Tecumseh Compressor Company, Tecumseh Products of Canada, Limited, Evergy, Inc. and PNC Bank, National Association (incorporated by reference to Exhibit 4.4 to registrant’s Annual Report on Form 10‑K for the year ended December 31, 2011, File No. 0-452)

4.5*
Amendment No. 2 to Revolving Credit and Security Agreement, dated as of November 6, 2013, among Tecumseh Products Company, Tecumseh Compressor Company, Tecumseh Products of Canada, Limited, Evergy, Inc. and PNC Bank, National Association (incorporated by reference to Exhibit 4.5 to registrant's Registration Statement on Form S-4, filed January 29, 2014, File No. 333-193643)

4.6
Amendment No. 3 to Revolving Credit and Security Agreement, dated as of December 11, 2013, among Tecumseh Products Company, Tecumseh Compressor Company, Tecumseh Products of Canada, Limited, Evergy, Inc. and PNC Bank, National Association (incorporated by reference to Exhibit 10.1 to registrant's Current Report on Form 8-K dated December 11, 2013 and filed December 17, 2013, File No. 0-452)

4.7*
Amendment No. 4 to Revolving Credit and Security Agreement, dated as of December 31, 2013, among Tecumseh Products Company, Tecumseh Compressor Company, Tecumseh Products of Canada, Limited, Evergy, Inc. and PNC Bank, National Association (incorporated by reference to Exhibit 4.7 to registrant's Registration Statement on Form S-4, filed January 29, 2014, File No. 333-193643)

4.8
Amendment No. 5 to Revolving Credit and Security Agreement, dated as of January 22, 2014, among Tecumseh Products Company, Tecumseh Compressor Company, Tecumseh Products of Canada, Limited, Evergy, Inc. and PNC Bank, National Association (incorporated by reference to Exhibit 4.7 to registrant's Annual Report on Form 10-K for the year ended December 31, 2013, File No. 0-452)

E-1

EXHIBIT

4.9
Factoring Agreement, dated June 19, 2013, and Amendment No. 1 dated June 20, 2013 to Factoring Agreement dated June 19, 2013, between Tecumseh Europe S.A. and GE Factofrance (incorporated by reference to Exhibit 99.1 to registrant’s Current Report on Form 8‑K dated June 19, 2013 and filed June 25, 2013, File No. 0-452)

Exhibit
No.	Description

Note: Other instruments defining the rights of holders of long-term debt are not filed because the total amount authorized thereunder does not exceed 10% of the total assets of the registrant and its subsidiaries on a consolidated basis. The registrant hereby agrees to furnish a copy of any such agreement to the Securities and Exchange Commission upon request.

5*	Opinion and consent of Honigman Miller Schwartz and Cohn LLP
8*	Tax Opinion and consent of Honigman Miller Schwartz and Cohn LLP
23.1***	Consent of Stout Risius Ross, Inc.
23.2*	Consent of Honigman Miller Schwartz and Cohn LLP (included in Exhibit 5)

23.3**	Consent of Independent Registered Public Accounting Firm
23.4*	Consent of Honigman Miller Schwartz and Cohn LLP (included in Exhibit 8)
24***	Power of Attorney (included on signature page)
99.1***	Form of Proxy — Class A Common Stock
99.2***	Form of Proxy — Class B Common Stock
* Filed with the original registration statement on January 29, 2014 (file no. 333-193643) and incorporated in this amendment no. 1 by reference
** Filed with amendment no. 1 to the registration statement on March 6, 2014 (file no. 333-193643) and incorporated in this amendment no. 2 by reference
*** Filed herewith.

E-2